ANNUAL REPORT

2023





Martin
Marietta

Hunter Stone
New Braunfels, Texas
Diamond Elite Winner 2023



Martin Marietta, a member of the S&P 500 Index, is an American-based company and a leading supplier of building materials, including aggregates, cement, ready mixed concrete and asphalt. Through a network of operations spanning 28 states, Canada and The Bahamas, dedicated Martin Marietta teams supply the resources necessary for building the solid foundations on which our communities thrive. Martin Marietta's Magnesia Specialties business produces high-purity magnesia and dolomitic lime products used domestically and worldwide in environmental, industrial, agricultural and specialty applications.



- ■ Production and Sales
- ■ Magnesia Specialties Manufacturing Facilities
- ■ Cement Production Plants[1]

[1] Cement Production Plants as of 12/31/2023. Hunter Cement Plant divested 2/9/2024.

Mission. Vision. Values.

Letter to Shareholders..2-7

Financial Highlights.. 8

Statement of Responsibility and Management's Report on Internal Control

   Over Financial Reporting.. 9

Report of Independent Registered Public Accounting Firm—

   PricewaterhouseCoopers LLP 10-11

Consolidated Statements of Earnings.. 12

Consolidated Statements of Comprehensive Earnings................................ 13

Consolidated Balance Sheets.. 14

Consolidated Statements of Cash Flows... 15

Consolidated Statements of Total Equity 16

Notes to Financial Statements...17-50

Management's Discussion and Analysis of Financial Condition

   and Results of Operations...51-82

Common Stock Performance Graph 83

Additional Non-GAAP Reconciliations 84

Company Directory..85-89

General Information 90



Martin Marietta is North America's Premier, Aggregates-led Building Materials Company

Another Year of Record Safety Performance and Profitability Again Proves Efficacy of our Long-Term Strategic Plan and Positions Martin Marietta for Sustainable Growth Ahead

Dear Fellow Shareholders,

I am proud to report that, once again, Martin Marietta achieved its safest and most profitable year in our history.

In 2023, we delivered our 12th-consecutive year of profit growth and our seventh-consecutive year of world-class lost-time incident rate (LTIR) performance, reflecting the continued success of our commercial and operational excellence efforts, value-over-volume strategy, active portfolio management and disciplined capital allocation. Our outstanding 2023 results underscore the durability of our business and our strategic plan. Equally, they reinforce our confidence in Martin Marietta's ability to continue delivering superior and sustainable shareholder value. The chart below lists just a few of our most remarkable accomplishments last year.



2023 Safety & Financial Highlights from Continuing Operations

- ✓ Southwest and East Divisions outperformed world class with Total Injury Incident Rates (TIIRs) of 0.63 and 0.69, respectively
- ✓ Achieved world-class TIIR for the 3rd consecutive year with companywide TIIR of 0.78
- ✓ 99.9% of employees experienced zero lost-time incidents
- ✓ Adjusted EBITDA increased 33%, surpassing $2.1 billion
- ✓ Achieved 41% growth of diluted EPS to $19.32
- ✓ Grew aggregates gross profit per ton by 46% to $6.93
- ✓ Delivered Total Shareholder Return of 49% vs. the S&P 500 of 26%

Our Strategic Operating Analysis and Review (SOAR) plan, which is formally refreshed in five-year intervals and provides the framework to responsibly and sustainably grow our business and return capital to shareholders, remains a key driver of Martin Marietta's success. Since its original inception and implementation in 2010, our SOAR process has helped us transform the business and build significant shareholder value, evidenced by our position as a market-leading supplier of aggregates and 558% cumulative total shareholder return (TSR) over the past 14 years.

C. Howard Nye
Chairman, President and Chief Executive Officer



Total Shareholder Return
(12/31/2009 - 12/31/2023)



We have now surpassed the midpoint of SOAR 2025 and are well on our way to achieving our goals for this five-year period relative to world-class safety, portfolio optimization, financial performance and ESG. Clearly 2023 was a milestone year for the Company in advancing toward these goals, despite lower yearly shipments and a volatile macro-environment. Notably, we also executed a number of transactions across the portfolio to ensure ample balance sheet flexibility and to optimize our geographic footprint for future growth.

Underpinning our outstanding financial and operational performance is our commitment to advancing sustainability efforts, being an employer of choice, and governing Martin Marietta in accordance with best practices, together with an overarching fidelity to excellence. Our success in these vital areas is highlighted by our environmental stewardship, community and employee well-being programs and year-round, transparent shareholder engagement. In addition to our robust year-round dialogue with our shareholders on a variety of topics, in the fall of 2023 we undertook a Fall Engagement Program. This included contacting our top 40 shareholders to respond to the feedback we received, and elicit further comments, in connection with the 2023 Annual Shareholders Meeting votes regarding certain climate matters and our compensation program design. We continue to take purposeful actions that result from direct engagement with our shareholders and ensure that we are investing in a sustainable future.

I am so proud of our team and all that was accomplished in 2023. Our commitment to health and safety, focus on capital allocation and continued operational and financial outperformance have positioned Martin Marietta as a durable, agile, profitable, and coast-to-coast aggregates-led building materials company with a curated geographic footprint in the country's fastest-growing markets. We are delivering sustainable growth and superior value for shareholders, while positioning the company for an even brighter future.

Industry Leading Safety and Financial Performance

World-Class Safety Achieved

Our successful long-term strategy is to build and maintain the safest, best-performing and premier aggregates-led building materials company in markets that exhibit favorable growth dynamics. As noted previously, we just concluded Martin Marietta's safest year on record with a world-class lost-time incident rate (LTIR) for the seventh-consecutive year and a world-class total injury incident rate (TIIR) for the third-consecutive year. Notwithstanding our excellent progress, we continue to work toward our goal of zero safety incidents – which we fervently believe is achievable given most of our operations prove this is possible each year.



LETTER TO SHAREHOLDERS

WORLD-CLASS SAFETY ACHIEVED

**Seventh-Consecutive Year of World-Class
Lost-Time Incident Rate (LTIR) Performance**



World-Class Safety Level (0.20)

**Third-Consecutive Year of World-Class
Total Injury Incident Rate (TIIR) Performance**



World-Class Safety Level (0.90)

It's notable that, in a heavy-side industrial company, 99.9% of our employees experienced zero lost-time incidents and 99.1% of employees experienced zero reportable incidents. Each and every member of the Martin Marietta team plays an important role in advancing and maintaining our Guardian Angel safety culture; these outstanding results are evidence of our team's broad-based commitment to safety, which we validated further through a series of employee feedback activities and on-site assessments last year.

Our safety culture and performance set the foundation for our long-term financial strength. As such, we established a Safety Executive Steering Committee to guide and ensure strong focus on the Company's safety efforts, by developing a refreshed roadmap for continued safety execution and improvement. Outstanding safety performance is a key component of overall enterprise excellence; it's an honor to work alongside such a dedicated and talented team as we work towards zero incidents.

2023 Record Financial Results Drive Remarkable Value Creation

Our strong 2023 financial performance affirms our disciplined pricing strategy, portfolio optimization efforts, and the durability of our aggregates-led business, despite lower product shipments. Martin Marietta once again achieved meaningful growth in total revenues, margin expansion, adjusted EBITDA, and diluted EPS. In 2023 we also prioritized cash-generating activities, including the sales of non-operating property and strategic divestitures, which resulted in pretax proceeds of $413 million.

RECORD FINANCIAL RESULTS

TOTAL REVENUES [1]	ADJUSTED EBITDA [1]	ADJUSTED EBITDA MARGIN [1]
$6.78B | +10%	$2.13B | +33%	31.4% | +540 bps

DILUTED EPS [1]	CASH FROM OPERATIONS	NET LEVERAGE
$19.32 | +41%	$1.53B | +54%	1.44x

1. Dollar amounts and adjusted EBITDA margin metrics represent records and are based on continuing operations only.

Record profitability and cash flow generation enabled us to continue returning significant capital to Martin Marietta shareholders last year. In August 2023, the Board of Directors approved a 12% increase to Martin Marietta's quarterly cash dividend, demonstrating its confidence in the resiliency and sustainability of our profitable growth and free cash flow



generation. We are proud that 2023 was our company's eighth-consecutive year of increasing the dividend and, collectively with share repurchases, we returned $324 million to shareholders.

SOAR 2025 Initiatives On Track

Active Portfolio Management

As Martin Marietta continues to pursue aggregates-led growth, we take an active and disciplined approach to portfolio optimization. In line with our SOAR 2025 initiatives, we announced and/or completed over $2.47 billion of non-core asset divestitures in 2023. This includes closing the sale of our Tehachapi, California cement plant, substantially completing our planned asset sales from the 2021 Lehigh Hanson West acquisition. In November 2023, we also announced the sale of South Texas Cement and Ready Mix for $2.1 billion, which closed on February 9, 2024. These divestitures provide us additional balance sheet flexibility to pursue SOAR 2025 growth initiatives, are consistent with our aggregates-led product focus, and support our strategically positioned nationwide footprint.

Over the past three decades as a public company, we have consistently enhanced the Martin Marietta portfolio through strategic acquisitions. Following last year's divestitures, we were pleased to announce the acquisition of Albert Frei & Sons, Inc. in Colorado as well as the acquisition of the Alabama, South Carolina, South Florida, Tennessee and Virginia aggregates operations of Blue Water Industries (BWI Southeast). These two pure-play aggregates businesses will enhance our aggregates platform in multiple high-growth markets. We are confident these transactions will be immediately accretive to operating earnings, margins and cash flow with contributions of approximately $180 million of annualized EBITDA.

Importantly, realizing the value of acquisitions is predicated on our disciplined ability to carefully identify, source, and successfully integrate acquired businesses into our operations and culture. Our incredibly experienced team is able to replicate and implement our safety and value-over-volume strategy across the portfolio, enabling efficient integration of new acquisitions. In addition to our proven track record of synergy realization, we have consistently demonstrated the ability to quickly de-lever to our targeted net debt-to-EBITDA range of 2.0x to 2.5x following large acquisitions, highlighting the strength of our operational execution and skillful approach to our M&A growth strategy.

Consistent with SOAR 2025 and our stated capital allocation priorities, we will continue to prioritize value-enhancing acquisitions while maintaining a balanced capital structure in 2024.

Successful Value-Over-Volume Pricing Strategy

The disciplined execution of our value-over-volume commercial strategy, including 2023's double-digit pricing growth across all product lines except asphalt, continues to yield higher margins, profits and cash flow. Empowered and locally led sales teams, supported by improved tools and analytical support, aided the company in delivering record pricing for Aggregates, Cement and Magnesia Specialties, which generated $800 million of profit.

As an aggregates-led company, the aggregates product line drives our operating results, delivering nearly 70% of our total gross profit. In 2023, our full-year aggregates unit profitability improved 46%, reflecting a combined focus on commercial and operational excellence. Specifically, our aggregates price increase generated $630 million of profit,



Aggregates Pricing Performance

2022	$16.68
2023	$19.84 (+18.9%)
2024 Guidance at Midpoint	$22.02 (+11.0%)

contributing to a 40% increase in product line gross profit. That said, our Texas-based strategic cement business also benefitted from commercial excellence with notable price increases and a gross profit increase of nearly 65%. Moreover, our



Magnesia Specialties business saw sustainable profitability growth, with our lime and chemicals businesses generating price increases, notwithstanding a slowdown in key magnesia end markets.

Our customer base remains healthy across our primary infrastructure, nonresidential, and residential end markets. Unprecedented federal infrastructure investment, the domestic onshoring of manufacturing and energy supply chains, and a historically underbuilt housing market all combine for steady and durable demand fundamentals. With this demand visibility, our customer base increasingly expects January and mid-year price increases, which we anticipate will facilitate the successful implementation of future pricing actions. Our guidance assumes low double-digit aggregates price increases in 2024, and we look forward to additional commercial and financial momentum as a result.

Commitment to our Environmental, Social and Governance (ESG) Strategy

At Martin Marietta, we are committed to driving growth and creating shareholder value through sustainable and responsible business practices with best-in-class governance. Underpinned by SOAR 2025, we have vigorous oversight of sustainability matters at both the management and Board level. Among other things, we establish realistic, principled and meaningful targets and goals, and are committed to detailed disclosures so our external stakeholders can track our sustainability progress.

> Our successful long-term strategy is to build and maintain the safest, best-performing and premier aggregates-led building materials company in markets that exhibit favorable growth dynamics.

We are making considerable strides in reducing our company's carbon footprint and investing in a sustainable future. Notably, we have a growing presence in recycled aggregates markets following our recent acquisitions of assets in Texas, California and Minnesota. For example, recycling concrete not only preserves virgin aggregate reserves and helps keep material out of landfills, but its recarbonation process also captures up to 25% of CO_2 originally emitted during cement production. Additionally, the Woodville, Ohio wind turbine construction project was recently completed as part of the Magnesia Specialties' Woodville Quarry 20-year agreement with One Energy. Through the agreement, a significant portion of Woodville Quarry's electrical energy will be supplied via this emission-free and renewable source, which is projected to lower the site's emissions by up to 10,000 metric tons per year. I encourage you to review our 2023 Sustainability Report, which provides granular details of our company's tremendous work in this important dimension.

Engaging with our shareholders continues to be a top priority for Martin Marietta. Part of our culture and governance is our commitment to transparency. I, along with the Martin Marietta senior management team and members of the Board of Directors, engage personally with numerous investors and stakeholders to discuss and consider their ESG objectives and concerns and solicit feedback on our strategy, execution and business operations. Through our annual engagement program, we have received favorable feedback regarding our level of engagement, commitment to sustainability and consistent actions in the best interest of our shareholders and the communities in which we live and work. We look forward to continuing our active and ongoing dialogue with these communities to discuss our ESG performance and other shareholder and stakeholder matters.

Positioned for Sustainable Value Creation and Long-Term Growth

Martin Marietta's continuous improvement culture, value-over-volume strategy and rigorous approach to capital allocation has positioned us to deliver TSR consistently in excess of the TSR of the S&P 500 index. From 2005 (prior industry shipment peak) through 2023, we have delivered 709% TSR as compared to 447% for the S&P 500, all while managing a variety of challenging



economic cycles. TSR outperformance versus the broader market creates significant value for our shareholders and we expect to continue generating superior returns relative to benchmark indices and other world-class companies. Additionally, we ended 2023 with a market capitalization of $30.8 billion, and we are on track to once again double our market capitalization during the latest five-year SOAR interval, SOAR 2025.

Martin Marietta has built a long-lasting and resilient business that is poised to continue to outperform in the near-, medium- and long-term. We are capitalizing on favorable trends as we benefit from our enhanced portfolio and world-class safety, operational and financial performance. I thank our talented and devoted teams for their hard work and unyielding commitment to safety, commercial, operational, and transactional excellence. Without them, Martin Marietta would not be the safest, best-performing and premier aggregates-led building materials company it is today.

As we move forward, our dedication to delivering for our shareholders and all of our stakeholders, prioritization of our Mission, Vision and Values, and the hard work of our nearly 9,000 colleagues across the United States, Canada and The Bahamas, will continue to be the foundation of our success. We are executing on our SOAR strategy, building upon the enterprise excellence you've seen to date and committing to ESG advancements to position Martin Marietta for the future. We are excited about what's to come and look forward to updating you on our continued growth and progress.

On behalf of our Board of Directors and management team, thank you for your support.

Respectfully yours,

C. Howard Nye

C. Howard Nye
Chairman, President and Chief Executive Officer

April 15, 2024



(in millions, except per share data)		2023		2022
Total revenues	$	**6,777.2**	$	6,160.7
Earnings from operations[1]	$	**1,596.0**	$	1,206.7
Net earnings from continuing operations attributable to Martin Marietta[1]	$	**1,199.8**	$	856.3
Diluted earnings from continuing operations per common share[1]	$	**19.32**	$	13.70
Cash dividends per common share	$	**2.80**	$	2.54



TOTAL REVENUES (in millions)

2023	$6,777
2022	$6,161
2021	$5,414
2020	$4,730
2019	$4,739



EARNINGS FROM OPERATIONS[1,2] (in millions)

2023	$1,596
2022	$1,207
2021	$974
2020	$1,005
2019	$885



NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO MARTIN MARIETTA[1,2] (in millions)

2023	$1,200
2022	$856
2021	$702
2020	$721
2019	$612

TOTAL RETURN (INCLUSIVE OF DIVIDENDS) (as of December 31, 2023)

	Martin Marietta Common Stock	S&P 500 Index	S&P 500 Materials Index
1 Yr.	48.6%	26.3%	12.6%
3 Yr.	79.3%	33.1%	25.7%
5 Yr.	201.9%	107.2%	89.0%
10 Yr.	445.4%	211.5%	128.2%

[1] Amounts for 2022 and 2020 include $151.9 million ($108.8 million, or $1.74 per diluted share, after tax) and $69.9 million ($54.1 million, or $0.87 per diluted share, after tax), respectively, of nonrecurring gains on land sales and divested assets.

[2] Amount for 2021 includes $30.6 million increase in cost of revenues for the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting ($23.4 million, or $0.37 per diluted share, after tax) and acquisition-related expenses of $57.9 million ($43.7 million, or $0.70 per diluted share, after tax).



Statement of Responsibility and Management's Report on Internal Control over Financial Reporting

Management's Statement of Responsibility

The management of Martin Marietta Materials, Inc. (the Company or Martin Marietta) is responsible for the consolidated financial statements, the related financial information contained in this Form 10-K and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta, at December 31, 2023 and 2022, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2023, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, that assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, accountability for assets is maintained and financial statements are prepared and presented fairly in accordance with accounting principles generally accepted in the United States. Internal control systems over financial reporting have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company operates in an environment that establishes an appropriate system of internal control over financial reporting and ensures that the system is maintained, assessed and monitored on a periodic basis. This internal control system includes examinations by internal audit staff and oversight by the Audit Committee of the Board of Directors.

The Company's management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements that document the Company's business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of the *Code of Ethical Business Conduct* and through ongoing education and review programs designed to create a strong commitment to ethical business practices.

The Audit Committee of the Board of Directors, which consists of four independent, nonemployee directors, meets periodically and separately with management, the independent auditors and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission (SEC) and the New York Stock Exchange as they relate to the composition and practices of audit committees.

Management's Report on Internal Control over Financial Reporting

The management of Martin Marietta is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on management's assessment under the 2013 framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

The consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report appears on the following pages.

C. Howard Nye, *Chairman, President and Chief Executive Officer*

James A. J. Nickolas, *Executive Vice President and Chief Financial Officer*

February 23, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Martin Marietta Materials, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of earnings, of comprehensive earnings, of total equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2023 appearing under Item 15(c) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the Projected Benefit Obligation for Certain Defined Benefit Plans

As described in Note J to the consolidated financial statements, the Company's net projected benefit obligation for all defined benefit plans was $969.2 million as of December 31, 2023. As disclosed by management, annually, as of December 31, management remeasures the defined benefit pension plans' projected benefit obligation based on the present value of the projected future benefit payments to all participants for services rendered to date, reflecting expected future pay increases through the participants' expected retirement dates. The key assumptions used by management to estimate the projected benefit obligation are the discount rate, the expected long-term rate of return on pension plan assets, the mortality table and mortality improvement scale, and the rate of increase in future compensation levels.

The principal considerations for our determination that performing procedures relating to the valuation of the projected benefit obligation for certain defined benefit plans is a critical audit matter are the (i) significant judgment by management when developing the estimate of the projected benefit obligation; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumption related to the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the projected benefit obligation, including controls over the discount rate assumption. These procedures also included, among others, (i) testing the completeness and accuracy of the underlying data provided by management and (ii) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of management's estimate for certain defined benefit plans by (a) evaluating the appropriateness of management's actuarial methodologies; (b) developing an independent range of the discount rate and comparing management's selected discount rate to the independently developed range to evaluate the reasonableness of management's discount rate assumption; and (c) assessing the consistency of management's actuarial methodologies period-over-period.

/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina
February 23, 2024

We have served as the Company's auditor since 2016.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

years ended December 31 (in millions, except per share data)		2023		2022		2021
Total Revenues	**$**	**6,777.2**	$	6,160.7	$	5,414.0
Total cost of revenues		**4,754.6**		4,737.4		4,065.6
Gross Profit		**2,022.6**		1,423.3		1,348.4
Selling, general and administrative expenses		**442.8**		396.7		351.0
Acquisition, divestiture and integration expenses		**12.2**		9.1		57.9
Other operating income, net		**(28.4)**		(189.2)		(34.3)
Earnings from Operations		**1,596.0**		1,206.7		973.8
Interest expense		**165.3**		169.0		142.7
Other nonoperating income, net		**(62.1)**		(53.4)		(24.4)
Earnings from continuing operations before income tax expense		**1,492.8**		1,091.1		855.5
Income tax expense		**292.5**		234.8		153.2
Earnings from continuing operations		**1,200.3**		856.3		702.3
(Loss) Earnings from discontinued operations, net of income tax (benefit) expense		**(30.9)**		10.5		0.5
Consolidated net earnings		**1,169.4**		866.8		702.8
Less: Net earnings attributable to noncontrolling interests		**0.5**		—		0.3
Net Earnings Attributable to Martin Marietta	**$**	**1,168.9**	$	866.8	$	702.5
Net Earnings (Loss) Attributable to Martin Marietta Per Common Share (see Note A)						
Basic earnings per share from continuing operations attributable to common shareholders	**$**	**19.38**	$	13.74	$	11.25
Basic earnings per share from discontinued operations attributable to common shareholders		**(0.50)**		0.17		0.01
	$	**18.88**	$	13.91	$	11.26
Diluted earnings per share from continuing operations attributable to common shareholders	**$**	**19.32**	$	13.70	$	11.21
Diluted earnings per share from discontinued operations attributable to common shareholders		**(0.50)**		0.17		0.01
	$	**18.82**	$	13.87	$	11.22
Weighted-Average Common Shares Outstanding						
Basic		**61.9**		62.3		62.4
Diluted		**62.1**		62.5		62.6

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

years ended December 31

(in millions)	2023	2022	2021
Consolidated Net Earnings	$ 1,169.4	$ 866.8	$ 702.8
Other comprehensive (loss) earnings, net of tax:			
Defined benefit pension and postretirement plans:			
Net (loss) gain arising during period, net of tax of $(5.1), $28.6 and $16.8, respectively	(15.7)	87.9	51.3
Prior service cost arising during period, net of tax of $0.0, $(11.8) and $0.0, respectively	—	(36.3)	—
Amortization of prior service cost, net of tax of $1.4, $0.9 and $0.0, respectively	4.2	3.1	—
Amortization of actuarial loss, net of tax of $0.0, $0.8 and $2.9, respectively	—	2.9	9.2
Amount recognized in net periodic pension cost due to settlement, net of tax of $0.0, $1.1 and $0.0, respectively	—	3.5	—
	(11.5)	61.1	60.5
Foreign currency translation gain (loss)	0.8	(2.0)	0.3
	(10.7)	59.1	60.8
Consolidated comprehensive earnings	1,158.7	925.9	763.6
Less: Comprehensive earnings attributable to noncontrolling interests	—	—	0.3
Comprehensive Earnings Attributable to Martin Marietta	$ 1,158.7	$ 925.9	$ 763.3

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31
(in millions, except share and par value data)

	2023	2022
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,271.8	$ 358.0
Restricted cash	10.5	0.8
Restricted investments (to satisfy discharged debt and related interest)	—	704.6
Accounts receivable, net	753.3	785.9
Inventories, net	988.6	873.7
Current assets held for sale	807.1	73.2
Other current assets	87.6	80.7
Total Current Assets	3,918.9	2,876.9
Property, plant and equipment, net	6,185.9	6,316.7
Goodwill	3,389.5	3,649.5
Other intangibles, net	697.7	847.8
Operating lease right-of-use assets, net	371.6	383.5
Noncurrent assets held for sale	—	372.5
Other noncurrent assets	561.3	546.7
Total Assets	$ 15,124.9	$ 14,993.6
Liabilities and Equity		
Current Liabilities:		
Accounts payable	$ 343.3	$ 385.0
Accrued salaries, benefits and payroll taxes	102.3	71.6
Accrued other taxes	53.3	55.4
Accrued interest	40.5	42.8
Current maturities of long-term debt, including discharged debt	399.6	699.1
Current operating lease liabilities	53.3	52.1
Current liabilities held for sale	18.2	4.5
Other current liabilities	159.7	135.1
Total Current Liabilities	1,170.2	1,445.6
Long-term debt	3,945.6	4,340.9
Deferred income taxes, net	874.6	914.3
Noncurrent operating lease liabilities	326.7	335.9
Noncurrent liabilities held for sale	—	21.8
Noncurrent asset retirement obligations	383.1	377.7
Other noncurrent liabilities	389.1	384.6
Total Liabilities	7,089.3	7,820.8
Equity:		
Common stock ($0.01 par value; 100,000,000 shares authorized; 61,821,421 shares and 62,102,353 shares outstanding at December 31, 2023 and 2022, respectively)	0.6	0.6
Preferred stock ($0.01 par value; 10,000,000 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	3,519.2	3,489.0
Accumulated other comprehensive loss	(49.2)	(38.5)
Retained earnings	4,562.6	3,719.4
Total Shareholders' Equity	8,033.2	7,170.5
Noncontrolling interests	2.4	2.3
Total Equity	8,035.6	7,172.8
Total Liabilities and Equity	$ 15,124.9	$ 14,993.6

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

years ended December 31
(in millions)

	2023	2022	2021
Cash Flows from Operating Activities:			
Consolidated net earnings	$ 1,169.4	$ 866.8	$ 702.8
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:			
Depreciation, depletion and amortization	513.2	506.0	451.7
Stock-based compensation expense	50.0	42.7	43.0
Net gains on divestitures, sales of assets and extinguishment of debt	(1.9)	(195.7)	(21.7)
Deferred income taxes, net	(36.1)	(0.6)	92.2
Other items, net	(16.5)	(11.7)	(14.9)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts receivable, net	31.4	(12.1)	(194.4)
Inventories, net	(188.7)	(131.7)	73.2
Accounts payable	(17.0)	(31.2)	109.8
Other assets and liabilities, net	24.6	(41.3)	(104.0)
Net Cash Provided by Operating Activities	**1,528.4**	**991.2**	**1,137.7**
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(650.3)	(481.8)	(423.1)
Acquisitions, net of cash acquired	—	11.0	(3,109.2)
Proceeds from divestitures and sales of assets	426.5	687.1	42.8
Proceeds from sale of restricted investments to discharge long-term debt	700.0	—	—
Purchase of restricted investments to discharge long-term debt	—	(704.6)	—
Repayment of note receivable from affiliate	6.0	—	—
Investments in life insurance contracts, net	7.4	7.5	14.9
Investments in limited liability company	(27.0)	—	—
Other investing activities, net	(3.9)	(3.0)	—
Net Cash Provided by (Used for) Investing Activities	**458.7**	**(483.8)**	**(3,474.6)**
Cash Flows from Financing Activities:			
Borrowings of long-term debt	—	—	2,896.7
Repayments of long-term debt	(700.0)	(54.5)	(420.1)
Debt issuance and extinguishment costs	(0.7)	(0.7)	(7.5)
Payments on finance lease obligations	(17.6)	(15.0)	(11.1)
Dividends paid	(174.0)	(159.1)	(147.8)
Repurchases of common stock	(150.0)	(150.0)	—
Contributions by noncontrolling interest to joint venture	0.1	—	—
Distributions to owners of noncontrolling interest	(0.5)	—	(0.6)
Proceeds from exercise of stock options	1.2	0.6	1.3
Shares withheld for employees' income tax obligations	(22.1)	(28.8)	(19.5)
Net Cash (Used for) Provided by Financing Activities	**(1,063.6)**	**(407.5)**	**2,291.4**
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	923.5	99.9	(45.5)
Cash, Cash Equivalents and Restricted Cash, beginning of year	358.8	258.9	304.4
Cash, Cash Equivalents and Restricted Cash, end of year	**$ 1,282.3**	**$ 358.8**	**$ 258.9**

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(in millions, except share and per share data)	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2020	62,288,613	$ 0.6	$ 3,440.8	$ (158.4)	$ 2,607.7	$ 5,890.7	$ 2.6	$ 5,893.3
Consolidated net earnings	—	—	—	—	702.5	702.5	0.3	702.8
Other comprehensive earnings	—	—	—	60.8	—	60.8	—	60.8
Dividends declared ($2.36 per common share)	—	—	—	—	(148.3)	(148.3)	—	(148.3)
Issuances of common stock for stock award plans	105,377	—	6.1	—	—	6.1	—	6.1
Shares withheld for employees' income tax obligations	—	—	(19.5)	—	—	(19.5)	—	(19.5)
Stock-based compensation expense	—	—	43.0	—	—	43.0	—	43.0
Distribution to owners of noncontrolling interest	—	—	—	—	—	—	(0.6)	(0.6)
Balance at December 31, 2021	62,393,990	0.6	3,470.4	(97.6)	3,161.9	6,535.3	2.3	6,537.6
Consolidated net earnings	—	—	—	—	866.8	866.8	—	866.8
Other comprehensive earnings	—	—	—	59.1	—	59.1	—	59.1
Dividends declared ($2.54 per common share)	—	—	—	—	(159.3)	(159.3)	—	(159.3)
Issuances of common stock for stock award plans	126,699	—	4.7	—	—	4.7	—	4.7
Shares withheld for employees' income tax obligations	—	—	(28.8)	—	—	(28.8)	—	(28.8)
Repurchases of common stock	(418,336)	—	—	—	(150.0)	(150.0)	—	(150.0)
Stock-based compensation expense	—	—	42.7	—	—	42.7	—	42.7
Balance at December 31, 2022	62,102,353	0.6	3,489.0	(38.5)	3,719.4	7,170.5	2.3	7,172.8
Consolidated net earnings	—	—	—	—	1,168.9	1,168.9	0.5	1,169.4
Other comprehensive loss	—	—	—	(10.7)	—	(10.7)	—	(10.7)
Dividends declared ($2.80 per common share)	—	—	—	—	(174.5)	(174.5)	—	(174.5)
Issuances of common stock for stock award plans	100,588	—	2.3	—	—	2.3	—	2.3
Shares withheld for employees' income tax obligations	—	—	(22.1)	—	—	(22.1)	—	(22.1)
Repurchases of common stock	(381,520)	—	—	—	(151.2)	(151.2)	—	(151.2)
Stock-based compensation expense	—	—	50.0	—	—	50.0	—	50.0
Distribution to owners of noncontrolling interest	—	—	—	—	—	—	(0.5)	(0.5)
Contribution from owners of noncontrolling interest	—	—	—	—	—	—	0.1	0.1
Balance at December 31, 2023	61,821,421	$ 0.6	$ 3,519.2	$ (49.2)	$ 4,562.6	$ 8,033.2	$ 2.4	$ 8,035.6

The accompanying Notes to the Financial Statements are an integral part of these statements.



Note A: Accounting Policies

Organization. Martin Marietta is a natural resource-based building materials company. The Company supplies aggregates (crushed stone, sand and gravel) through its network of approximately 360 quarries, mines and distribution yards in 28 states, Canada and The Bahamas. Martin Marietta also provides cement and downstream products and services, namely, ready mixed concrete, asphalt and paving, in vertically-integrated structured markets where the Company also has a leading aggregates position. Specifically, the Company has two cement plants and several cement distribution facilities in Texas; ready mixed concrete plants in Arizona and Texas; and asphalt plants in Arizona, California, Colorado and Minnesota. Paving services are located in California and Colorado. As of December 31, 2023, the Company's South Texas cement business and 20 ready mixed concrete operations that serve the Austin and San Antonio region are classified as assets held for sale. The Company's heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement, ready mixed concrete and asphalt and paving product lines are reported collectively as the Building Materials business.

As of December 31, 2023, the Building Materials business includes two reportable segments: East Group and West Group. The East Group consists of the East and Central divisions and operates in Alabama, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia, Nova Scotia and The Bahamas. The West Group is comprised of the Southwest and West divisions and operates in Arizona, Arkansas, California, Colorado, Louisiana, Oklahoma, Texas, Utah, Washington and Wyoming. The following states accounted for 82% of the Building Materials business' 2023 total revenues: Texas, North Carolina, Colorado, California, Georgia, Minnesota, Arizona, Iowa, Florida and Indiana.

The Company also operates a Magnesia Specialties business, which represents a separate reportable segment. The Magnesia Specialties business produces magnesia-based chemical products used in industrial, agricultural and environmental applications, and dolomitic lime sold primarily to customers for steel production and soil stabilization. Magnesia Specialties' production facilities are located in Ohio and Michigan, and products are shipped to customers domestically and worldwide.

Basis of Presentation and Use of Estimates. The Company's consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include the valuation of investments, accounts receivable, inventories, goodwill, other intangible assets and other long-lived assets, as well as assumptions used in the calculation of income tax expense, retirement and postemployment benefits, stock-based compensation, the allocation of the purchase price to the fair values of assets acquired and liabilities assumed as part of business combinations and revenue recognition for service contracts. These estimates and assumptions are based on management's judgment. Management evaluates estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Changes in credit, equity and energy markets and changes in construction activity increase the uncertainty inherent in certain estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates. Changes in estimates, including those resulting from changes in the economic environment, are reflected in the consolidated financial statements for the period in which the change in estimate occurs.

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Partially-owned affiliates are either consolidated or accounted for using the cost method or the equity method, depending on the level of ownership interest or the Company's ability to exercise control over the affiliates' operations. Intercompany balances and transactions between subsidiaries have been eliminated in consolidation.

Revenue Recognition. Total revenues include sales of products and services provided to customers, net of discounts or allowances, if any, and freight and delivery costs billed to customers. Product revenues are recognized when control of the promised good is transferred to unaffiliated customers, typically when finished products are shipped. Intersegment and interproduct revenues are eliminated in consolidation. Service revenues are derived from the paving business and are recognized using the percentage-of-completion method under the cost-to-cost approach. Under the cost-to-cost approach, recognized contract revenue is determined by multiplying the total estimated contract revenue by the estimated percentage of completion. Contract costs are recognized as incurred. The percentage of completion is determined on a contract-by-contract basis using project costs incurred to date as a percentage of total estimated project costs. The Company believes the cost-to-cost approach is appropriate, as the use of asphalt



in a paving contract is relatively consistent with the performance of the related paving services. When the Company arranges third-party freight to deliver products to customers, the Company has elected the delivery to be a fulfillment activity rather than a separate performance obligation. Further, the Company acts as a principal in the delivery arrangements and, as required by Accounting Standards Codification 606, *Revenues from Contracts with Customers* (ASC 606), the related revenues and costs are presented gross in the consolidated statements of earnings and are recognized consistently with the timing of the product revenues.

Cash, Cash Equivalents and Restricted Cash. Cash equivalents are comprised of highly-liquid instruments with original maturities of three months or less from the date of purchase.

As of December 31, 2023 and 2022, the Company had $10.5 million and $0.8 million, respectively, of restricted cash, which was invested in an account designated for the purchase of like-kind exchange replacement assets under Section 1031 of the Internal Revenue Code and related IRS procedures (Section 1031). The Company is restricted from utilizing the cash for purposes other than the purchase of qualified assets for 180 days from receipt of the proceeds from the sale of the exchanged property. Any unused cash at the end of the 180 days is transferred to unrestricted accounts of the Company and used for general corporate purposes.

The statements of cash flows reflect cash flow changes and balances for cash, cash equivalents and restricted cash on an aggregated basis. The following table reconciles cash, cash equivalents and restricted cash as reported on the consolidated balance sheets to the aggregated amounts presented on the consolidated statements of cash flows:

December 31 (in millions)	2023	2022	2021
Cash and cash equivalents	$ 1,271.8	$ 358.0	$ 258.4
Restricted cash	10.5	0.8	0.5
Total cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows	$ 1,282.3	$ 358.8	$ 258.9

Restricted Investments. At December 31, 2022, the Company had $704.6 million of restricted investments, representing assets irrevocably transferred to an escrow trust account during 2022 to satisfy and discharge the Company's $700.0 million of 0.650% Senior Notes due 2023 (the 0.650% Senior Notes) (see Note G). The assets in the escrow trust account could not be used for any purpose other than to satisfy the remaining interest payments and to repay the principal amount of the 0.650% Senior Notes that matured on July 15, 2023. The assets transferred to the escrow trust account were invested in a U.S. Treasury securities fund (see Note H) and investment returns on those trust assets were for the account of the Company (after satisfaction of all amounts payable in connection with the 0.650% Senior Notes). The Company consolidated the trust account on its consolidated balance sheet at December 31, 2022. On July 17, 2023, funds in the escrow trust account were applied to satisfy the remaining principal and interest payments and the 0.650% Senior Notes have been paid in full. There were no restricted investments at December 31, 2023.

Accounts Receivable. Accounts receivable are stated at cost. The Company does not typically charge interest on customer accounts receivable. The Company records an allowance for credit losses, which includes a provision for probable losses based on historical write-offs, adjusted for current conditions as deemed necessary, and a specific reserve for accounts deemed at risk. The allowance is the Company's estimate for receivables as of the balance sheet date that ultimately will not be collected. Any changes in the allowance are reflected in earnings in the period in which the change occurs. The Company writes-off accounts receivable when it becomes probable, based upon customer facts and circumstances, that such amounts will not be collected.

Inventories Valuation. Finished products and in-process inventories are stated at the lower of cost or net realizable value using standard costs, which approximate the first-in, first-out method. Carrying value for parts and supplies are determined by the weighted-average cost method. The Company records an allowance for finished product inventories based on an analysis of future demand and inventory on hand in excess of one year's sales using an average of the last two years of sales. The Company also establishes an allowance for parts over five years old and supplies over a year old.

Post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, are a component of inventory production costs and recognized as incurred.



Property, Plant and Equipment. Property, plant and equipment are stated at cost.

The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	5 to 30 years
Machinery & Equipment	2 to 20 years
Land Improvements	5 to 60 years

The Company begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Capitalized quarry development costs are classified as land improvements and depreciated over the life of the reserves.

The Company reviews relevant facts and circumstances to determine whether to capitalize or expense pre-production stripping costs when additional pits are developed at an existing quarry. If the additional pit operates in a separate and distinct area of the quarry, these costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Additionally, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are charged to inventory production costs as incurred.

Mineral reserves and mineral interests acquired in connection with a business combination are valued using an income approach for the estimated life of the reserves. The Company's aggregates reserves average approximately 75 years based on the 2023 annual production level.

Depreciation is computed based on estimated service lives using the straight-line method. Depletion of mineral reserves is calculated based on proven and probable reserves using the units-of-production method on a quarry-by-quarry basis.

Property, plant and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amount of an asset group may not be recoverable. An impairment loss is recognized if expected future undiscounted cash flows over the estimated remaining service life of the related asset group are less than the asset group's carrying value.

Repair and Maintenance Costs. Repair and maintenance costs that do not substantially extend the life of the Company's plant and equipment are expensed as incurred.

Leases. Pursuant to Accounting Standards Codification 842, *Leases* (ASC 842), if the Company determines a contract is or contains a lease at the inception of an agreement, the Company records a right-of-use (ROU) asset, which represents the Company's right to use an underlying leased asset, and a lease liability, which represents the Company's obligation to make lease payments. The ROU asset and lease liability are recorded on the consolidated balance sheets at the present value of the future lease payments over the lease term at commencement date. The Company determines the present value of lease payments based on the implicit interest rate, which may be explicitly stated in the lease, if available, or may be the Company's estimated collateralized incremental borrowing rate based on the term of the lease. Initial ROU assets also include any lease payments made at or before commencement date and any initial direct costs incurred and are reduced by lease incentives. Certain of the Company's leases contain renewal and/or termination options. The Company recognizes renewal or termination options as part of its ROU assets and lease liabilities when the Company has the unilateral right to renew or terminate and it is reasonably certain these options will be exercised.

Some leases require the Company to pay non-lease components, which may include taxes, maintenance, insurance and certain other expenses applicable to the leased property, and are primarily variable costs. The Company accounts for lease and non-lease components as a single amount, with the exception of railcar, fleet vehicle and pipeline leases, for which the Company separately accounts for the lease and non-lease components.

Leases are evaluated and determined to be either finance leases or operating leases. The lease is a finance lease if it transfers ownership to the underlying asset by the end of the lease term; includes a purchase option that is reasonably certain to be exercised; has a lease term for the major part of the remaining economic life of the underlying asset; has a present value of the sum of the lease payments (including renewal options) that equals or exceeds substantially all of the fair value of the underlying asset; or is for an underlying asset that is of a specialized nature and is expected to have no alternative use to the lessor at the end of the lease term. If none of these terms exist, the lease is an operating lease.



Leases with an initial lease term of one year or less are not recorded on the consolidated balance sheets. Costs for these leases are expensed as incurred.

In the consolidated statements of earnings, operating lease expense, which is recognized on a straight-line basis over the lease term, and the amortization of finance lease ROU assets are included in the *Total cost of revenues* or *Selling, general and administrative expenses* line items in the consolidated statements of earnings. Accretion on the liabilities for finance leases is included in interest expense.

Goodwill and Other Intangible Assets. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. Other intangible assets represent amounts assigned principally to contractual agreements and are either amortized ratably over the useful lives to the Company or not amortized if deemed to have an indefinite useful life.

The Company's reporting units, which represent the level at which goodwill is tested for impairment, are based on the operating segments of the Building Materials business. Goodwill is assigned to the respective reporting unit(s) based on the location of acquisitions at the time of consummation. If subsequent organizational changes result in operations being transferred to a different reporting unit, a proportionate amount of goodwill is transferred from the former to the new reporting unit. For divestitures, goodwill is allocated on a proportional basis based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining.

Goodwill is tested for impairment by comparing each reporting unit's fair value to its carrying value, which represents a Step-1 approach. However, prior to Step 1, the Company may perform a qualitative assessment and evaluate macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business or reporting unit-specific events that contribute to the fair value of a reporting unit. If the Company concludes, based on its qualitative assessment, it is more-likely-than-not (*i.e.*, a likelihood of more than 50%) that a reporting unit's fair value is higher than its carrying value, the Company is not required to perform any further goodwill impairment testing for that reporting unit. Otherwise, the Company proceeds to Step 1, and if a reporting unit's fair value exceeds its carrying value, there is no impairment. A reporting unit with a carrying value in excess of its fair value results in an impairment charge equal to the difference.

The carrying values of goodwill and other indefinite-lived intangible assets are reviewed for impairment annually, as of October 1. An interim review is performed between annual tests if facts and circumstances indicate potential impairment. The carrying value of other amortizable intangible assets is reviewed if facts and circumstances indicate potential impairment. If a review indicates the carrying value is impaired, a charge is recorded equal to the amount by which the carrying value exceeds the fair value.

Retirement Plans and Postretirement Benefits. The Company sponsors defined benefit retirement plans and also provides other postretirement benefits. The Company recognizes the funded status, defined as the difference between the fair value of plan assets and the benefit obligation, of its pension plans and other postretirement benefits as an asset or liability on the consolidated balance sheets. Actuarial gains or losses that arise during the year are recognized as a component of accumulated other comprehensive earnings or loss. Those amounts are amortized over the participants' average remaining service period and recognized as a component of net periodic benefit cost. The amount amortized is determined on a plan-by-plan basis using a corridor approach and represents the excess over 10% of the greater of the projected benefit obligation or pension plan assets.

Insurance Reserves. The Company has insurance coverage with large deductibles for workers' compensation, automobile liability, marine liability and general liability claims, and is also self-insured for health claims. The Company records insurance reserves based on an actuarial-determined analysis, which calculates development factors that are applied to total case reserves within the insurance programs. While the Company believes the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience and/or significant changes in these assumptions may materially affect insurance costs.

Stock-Based Compensation. The Company has stock-based compensation plans for employees and its Board of Directors. The Company recognizes all forms of stock-based awards that vest as compensation expense. The compensation expense is the fair value of the awards at the measurement date and is recognized over the requisite service period. Forfeitures are recognized as they occur.

The fair value of restricted stock awards, incentive compensation stock awards and Board of Directors' fees paid in the form of common stock are based on the closing price of the Company's common stock on the grant dates. The fair value of performance stock awards as of the grant dates is determined using a Monte Carlo simulation methodology.



Environmental Matters. The Company records a liability for an asset retirement obligation at fair value in the period in which it is incurred. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset's carrying amount. The fair value is affected by management's assumptions regarding the scope of the work, inflation rates and asset retirement dates.

Further, the Company records an accrual for other environmental remediation liabilities in the period in which it is probable that a liability has been incurred and the appropriate amounts can be estimated reasonably. Such accruals are adjusted as further information develops or circumstances change. Generally, these costs are not discounted to their present value or offset for potential insurance or other claims or potential gains from future alternative uses for a site.

Income Taxes. Deferred income taxes, net, on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the percentage depletion allowed for tax purposes. Deferred tax liabilities for property, plant and equipment result from accelerated depreciation methods being used for income tax purposes as compared with the straight-line method for financial reporting purposes. Deferred tax liabilities related to goodwill and other intangibles reflect the cessation of goodwill amortization for financial reporting purposes, while amortization continued for income tax purposes. The effect of changes in enacted tax rates on deferred income tax assets and liabilities is charged or credited to income tax expense in the period of enactment.

The Company applies the proportional amortization method to equity investments in tax credit programs that meet the following specified criteria: it is probable that the income tax credits allocable to the Company will be available; the Company does not have the ability to exercise significant influence over the operating and financial policies of the underlying project; substantially all of the projected benefits are from income tax credits and other income tax benefits, as determined on a discounted basis; the Company's projected yield based solely on the cash flows from the income tax credits and other income tax benefits is positive; and the Company is a limited liability investor in the limited liability entity for both legal and tax purposes and its liability is limited to its capital investment. Under the proportional amortization method, the equity investment is amortized in proportion to the income tax credits and other income tax benefits received, with the amortization expense and the income tax benefits presented on a net basis in *Income tax expense or benefit* on the consolidated statements of earnings.

Uncertain Tax Positions. The Company recognizes a tax benefit when it is more-likely-than-not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The amount to be recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The Company's unrecognized tax benefits are recorded in other liabilities on the consolidated balance sheets or as an offset to the deferred tax asset for tax carryforwards where available.

The Company records interest accrued in relation to unrecognized tax benefits as income tax expense. Penalties, if incurred, are recorded as operating expenses in the consolidated statements of earnings.

Sales Taxes. The Company is deemed to be an agent when collecting sales taxes from customers. Sales taxes collected from customers are recorded as liabilities until remitted to taxing authorities and therefore are not reflected in the consolidated statements of earnings as revenues and expenses.

Start-Up Costs. Noncapital start-up costs for new facilities and products are charged to operations as incurred.

Consolidated Comprehensive Earnings and Accumulated Other Comprehensive Loss. Consolidated comprehensive earnings consist of consolidated net earnings, adjustments for the funded status of pension and postretirement benefit plans and foreign currency translation adjustments, and are presented in the Company's consolidated statements of comprehensive earnings.

Accumulated other comprehensive loss consists of unrecognized gains and losses related to the funded status of the pension and postretirement benefit plans and foreign currency translation and is presented on the Company's consolidated balance sheets.



The components of the changes in accumulated other comprehensive loss and related cumulative noncurrent deferred tax assets are as follows:

years ended December 31 (in millions)	Pension and Postretirement Benefit Plans	Foreign Currency	Total
		2023	
Accumulated other comprehensive loss at beginning of period	$ (36.5)	$ (2.0)	$ (38.5)
Other comprehensive (loss) earnings before reclassifications, net of tax	(15.7)	0.8	(14.9)
Amounts reclassified from accumulated other comprehensive loss, net of tax	4.2	—	4.2
Other comprehensive (loss) earnings, net of tax	(11.5)	0.8	(10.7)
Accumulated other comprehensive loss at end of period	$ (48.0)	$ (1.2)	$ (49.2)
Cumulative noncurrent deferred tax assets at end of period	$ 53.8	$ —	$ 53.8

		2022	
Accumulated other comprehensive loss at beginning of period	$ (97.6)	$ —	$ (97.6)
Other comprehensive earnings (loss) before reclassifications, net of tax	51.6	(2.0)	49.6
Amounts reclassified from accumulated other comprehensive loss, net of tax	9.5	—	9.5
Other comprehensive earnings (loss), net of tax	61.1	(2.0)	59.1
Accumulated other comprehensive loss at end of period	$ (36.5)	$ (2.0)	$ (38.5)
Cumulative noncurrent deferred tax assets at end of period	$ 50.1	$ —	$ 50.1

		2021	
Accumulated other comprehensive loss at beginning of period	$ (158.1)	$ (0.3)	$ (158.4)
Other comprehensive earnings before reclassifications, net of tax	51.3	0.3	51.6
Amounts reclassified from accumulated other comprehensive loss, net of tax	9.2	—	9.2
Other comprehensive earnings, net of tax	60.5	0.3	60.8
Accumulated other comprehensive loss at end of period	$ (97.6)	$ —	$ (97.6)
Cumulative noncurrent deferred tax assets at end of period	$ 69.7	$ —	$ 69.7

Reclassifications out of accumulated other comprehensive loss are as follows:

years ended December 31 (in millions)	2023	2022	2021	Affected line items in the consolidated statements of earnings
Pension and postretirement benefit plans:				
Settlement charge	$ —	$ 4.6	$ —	
Amortization of:				
Prior service cost	5.6	4.0	—	
Actuarial loss	—	3.7	12.1	
	5.6	12.3	12.1	Other nonoperating income, net
Tax effect	(1.4)	(2.8)	(2.9)	Income tax expense
Total	$ 4.2	$ 9.5	$ 9.2	



Earnings Per Common Share. The Company computes earnings per common share (EPS) pursuant to the two-class method. The two-class method determines EPS for common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings.

The numerator for basic and diluted earnings per common share is net earnings attributable to Martin Marietta, reduced by dividends and undistributed earnings attributable to the Company's participating securities. The denominator for basic earnings per common share is the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards issued to employees and nonemployee members of the Company's Board of Directors under certain stock-based compensation arrangements if the conversion is dilutive.

The following table reconciles the numerator and denominator for basic and diluted earnings from continuing operations per common share:

years ended December 31 (in millions)	2023	2022	2021
Net earnings from continuing operations attributable to Martin Marietta	$ 1,199.8	$ 856.3	$ 702.0
Less: distributed and undistributed earnings attributable to unvested participating securities	—	—	0.2
Basic and diluted net earnings from continuing operations attributable to common shareholders attributable to Martin Marietta	$ 1,199.8	$ 856.3	$ 701.8
Basic weighted-average common shares outstanding	61.9	62.3	62.4
Effect of dilutive employee and director awards	0.2	0.2	0.2
Diluted weighted-average common shares outstanding	62.1	62.5	62.6

Reclassifications. As of December 31, 2023, the Company combined products and services revenues and freight revenues into the *Total revenues* line item, and combined cost of revenues - products and services and cost of revenues - freight into the *Total cost of revenues* line item on the Company's consolidated statements of earnings. Prior-year information has been reclassified to conform to the current-year presentation. The reclassifications had no impact on the Company's previously reported results of operations, financial position or cash flows.

New Accounting Pronouncements. In March 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-02, *Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method,* which amended the guidance related to accounting for investments in tax credit structures to allow the use of the proportional amortization method if certain conditions are met. The amendments also require certain disclosures in annual and interim reporting periods about an entity's tax credit programs. The Company early adopted ASU 2023-02, which did not have a material impact on the Company's results of operations, cash flows and financial condition, in 2023.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. This ASU requires companies to apply retrospectively to all prior periods presented in the financial statements. The ASU will impact the Company's disclosures, but will have no impacts to its results of operations, cash flows and financial condition.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which focuses on the rate reconciliation and income taxes paid. ASU 2023-09 requires public entities to disclose, on annual basis, a tabular tax rate reconciliation using both percentages and currency amounts with specific categories, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold.



Additionally, all entities are required to disclose income taxes paid, net of refunds received, disaggregated by federal, state/local, and foreign taxes and by individual jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU also requires additional qualitative disclosures. ASU 2023-09 is effective prospectively for annual periods beginning after December 15, 2024, and early adoption and retrospective application are permitted. The ASU will impact the Company's income tax disclosures, but not its results of operations, cash flows and financial condition.

Note B: Business Combinations, Divestitures, Discontinued Operations and Assets and Liabilities Held for Sale

Business Combinations

On January 12, 2024, the Company wholly acquired Albert Frei & Sons, Inc. (AFS), a leading aggregates producer in Colorado. This acquisition provides more than 60 years (at 2023 production levels) of high-quality, hard rock reserves to better serve new and existing customers and enhances the Company's aggregates platform in the high-growth Denver metropolitan area.

On February 11, 2024, the Company entered into a definitive agreement to acquire 20 active aggregates operations in Alabama, South Carolina, South Florida, Tennessee, and Virginia from affiliates of Blue Water Industries LLC (BWI Southeast) for $2.05 billion in cash. The BWI Southeast acquisition complements Martin Marietta's existing geographic footprint in the dynamic southeast region by allowing the Company to expand into new growth platforms in target markets including Nashville and Miami. The transaction is expected to close during 2024, subject to regulatory approvals and other customary closing conditions.

Divestitures

On November 21, 2023, the Company announced that it entered into a definitive agreement to sell its South Texas cement business and certain of its related ready mixed concrete operations to CRH Americas Materials, Inc., a subsidiary of CRH plc, for $2.1 billion in cash. Specifically, the facilities to be divested include the Hunter cement plant in New Braunfels, Texas, related cement distribution terminals and 20 ready mixed concrete plants serving the Austin and San Antonio region. These operations are reported in the West Group and classified as assets held for sale as of December 31, 2023. The transaction, which optimizes the Company's product mix portfolio and provides additional balance sheet flexibility to redeploy net proceeds into pure-play aggregates acquisitions, closed on February 9, 2024.

On October 31, 2023, the Company completed the sale of its Tehachapi, California cement plant to UNACEM Corp S.A.A. for $315.0 million in cash. In connection with the divestiture, the Company recorded a $26.3 million pretax loss in discontinued operations.

In May 2023, the Company divested its Stockton cement import terminal in California.

In June 2022, the Company completed the sale of its Redding, California cement plant, related cement distribution terminals and 14 California ready mix operations for $235.0 million in cash. In addition, on July 15, 2022, the Company sold its interest in a joint venture that operates a California cement distribution terminal for $15.0 million.

In April 2022, the Company divested its Colorado and Central Texas ready mixed concrete operations to Smyrna Ready Mix Concrete LLC. This transaction optimized the Company's aggregates-led portfolio and improved its ability to generate more attractive margins over the long term by reducing both business cyclicality and exposure to raw material cost inflation. The transaction resulted in a pretax gain of $151.9 million, which was included in *Other operating income, net,* on the Company's consolidated statement of earnings for the year ended December 31, 2022 and was inclusive of expenses incurred due to the divestiture. The divested operations and the gain on divestiture were all reported in the West Group.

Discontinued Operations

Since October 1, 2021 and through their respective divestiture dates, the aforementioned California cement and ready mix operations were part of the Company's West Group and classified as assets held for sale on the Company's consolidated balance sheets and the associated financial results were reported as discontinued operations on the consolidated statements of earnings. As of December 31, 2023, there were no operations classified as discontinued operations.



Financial results for the Company's discontinued operations are as follows:

years ended December 31 (in millions)	2023	2022	2021
Total revenues	$ 94.2	$ 308.6	$ 79.2
Pretax (loss) earnings from operations	$ (16.3)	$ 16.2	$ 6.6
Pretax loss on divestitures and sales of assets	(24.0)	(0.7)	(6.0)
Pretax (loss) earnings	(40.3)	15.5	0.6
Income tax (benefit) expense	(9.4)	5.0	0.1
(Loss) Earnings from discontinued operations, net of income tax (benefit) expense	$ (30.9)	$ 10.5	$ 0.5

Cash flow information for the Company's discontinued operations is as follows:

years ended December 31 (in millions)	2023	2022	2021
Net cash provided by (used for) operating activities	$ 0.6	$ (31.6)	$ (8.2)
Additions to property, plant and equipment	$ (3.0)	$ (15.5)	$ (3.7)
Proceeds from divestitures and sales of assets	372.0	249.9	—
Net cash provided by (used for) investing activities	$ 369.0	$ 234.4	$ (3.7)

Assets and Liabilities Held for Sale

Current assets and current liabilities held for sale at December 31, 2023 included the South Texas cement plant, related cement distribution terminals, 20 ready mixed concrete plants that serve the Austin and San Antonio region and certain nonoperating land. At December 31, 2022, assets and liabilities held for sale included the Tehachapi, California cement plant that was sold in October 2023, the Stockton, California cement terminal that was sold in May 2023 and certain nonoperating land.

Assets and liabilities held for sale are as follows:

December 31 (in millions)	2023 Continuing Operations
Inventories, net	$ 60.6
Investment land	17.9
Other assets	3.7
Property, plant and equipment	327.2
Intangible assets, excluding goodwill	122.3
Operating lease right-of-use assets	15.4
Goodwill	260.0
Total current assets held for sale	$ 807.1
Lease obligations	$ (16.3)
Asset retirement obligations	(1.9)
Total current liabilities held for sale	$ (18.2)



December 31 (in millions)	2022 Continuing Operations		Discontinued Operations		Total	
Inventories, net	$	—	$	31.3	$	31.3
Investment land		40.6		—		40.6
Other assets		—		1.3		1.3
Total current assets held for sale	$	40.6	$	32.6	$	73.2
Property, plant and equipment	$	—	$	124.5	$	124.5
Intangible assets, excluding goodwill		—		208.5		208.5
Operating lease right-of-use assets		—		12.1		12.1
Goodwill		—		31.9		31.9
Valuation allowance for loss on sale		—		(4.5)		(4.5)
Total noncurrent assets held for sale	$	—	$	372.5	$	372.5
Lease obligations	$	—	$	(4.5)	$	(4.5)
Total current liabilities held for sale	$	—	$	(4.5)	$	(4.5)
Lease obligations	$	—	$	(4.1)	$	(4.1)
Asset retirement obligations		—		(17.7)		(17.7)
Total noncurrent liabilities held for sale	$	—	$	(21.8)	$	(21.8)

Note C: Goodwill and Other Intangible Assets

The following table shows the changes in goodwill by reportable segment and in total:

December 31 (in millions)	East Group		West Group		Total	
			2023			
Balance at beginning of period	$	764.4	$	2,885.1	$	3,649.5
Goodwill allocated to assets held for sale		—		(260.0)		(260.0)
Balance at end of period	$	764.4	$	2,625.1	$	3,389.5

			2022			
Balance at beginning of period	$	759.4	$	2,735.0	$	3,494.4
Acquisitions		—		3.7		3.7
Goodwill reclassified from assets held for sale		—		8.1		8.1
Divestitures		—		(159.7)		(159.7)
Measurement period adjustments		5.0		298.0		303.0
Balance at end of period	$	764.4	$	2,885.1	$	3,649.5



Intangible assets subject to amortization consist of the following:

December 31 (in millions)	Gross Amount	Accumulated Amortization	Net Balance
		2023	
Noncompetition agreements	$ 4.1	$ (4.1)	$ —
Customer relationships	421.0	(79.9)	341.1
Operating permits	369.2	(55.8)	313.4
Use rights and other	14.2	(12.5)	1.7
Trade names	23.3	(15.9)	7.4
Total	$ 831.8	$ (168.2)	$ 663.6

		2022	
Noncompetition agreements	$ 4.1	$ (4.0)	$ 0.1
Customer relationships	423.7	(62.7)	361.0
Operating permits	502.2	(61.4)	440.8
Use rights and other	13.9	(12.4)	1.5
Trade names	23.3	(14.7)	8.6
Total	$ 967.2	$ (155.2)	$ 812.0

Intangible assets deemed to have an indefinite life that are therefore not amortized consist of the following:

December 31 (in millions)	Building Materials Business	Magnesia Specialties	Total
		2023	
Operating permits	$ 6.6	$ —	$ 6.6
Use rights	25.0	—	25.0
Trade names	—	2.5	2.5
Total	$ 31.6	$ 2.5	$ 34.1

		2022	
Operating permits	$ 6.6	$ —	$ 6.6
Use rights	26.7	—	26.7
Trade names	—	2.5	2.5
Total	$ 33.3	$ 2.5	$ 35.8

Amortization expense for intangible assets for the years ended December 31, 2023, 2022 and 2021 was $27.8 million, $26.6 million and $24.0 million, respectively. The intangible assets with finite lives classified as held for sale are not being amortized.

The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(in millions)	
2024	$ 26.5
2025	26.4
2026	25.1
2027	24.5
2028	24.3
Thereafter	536.8
Total	$ 663.6



Note D: Accounts Receivable, Net

December 31 (in millions)	2023	2022
Customer receivables	$ 746.7	$ 781.0
Other current receivables	18.3	15.9
Total accounts receivable	765.0	796.9
Less: allowance for estimated credit losses	(11.7)	(11.0)
Accounts receivable, net	$ 753.3	$ 785.9

Of the total accounts receivable, net, balance, $4.4 million and $3.0 million at December 31, 2023 and 2022, respectively, was due from unconsolidated affiliates.

Note E: Inventories, Net

December 31 (in millions)	2023	2022
Finished products	$ 1,151.8	$ 932.4
Products in process	25.0	24.8
Raw materials	59.9	71.7
Supplies and expendable parts	154.6	153.1
Total inventories	1,391.3	1,182.0
Less: allowances	(402.7)	(308.3)
Inventories, net	$ 988.6	$ 873.7

Note F: Property, Plant and Equipment, Net

December 31 (in millions)	2023	2022
Land and land improvements	$ 1,599.0	$ 1,519.2
Mineral reserves and interests	2,982.4	2,917.8
Buildings	160.3	164.1
Machinery and equipment	5,379.7	5,484.5
Construction in progress	333.0	338.5
Finance lease right-of-use assets	253.5	236.9
Total property, plant and equipment	10,707.9	10,661.0
Less: accumulated depreciation, depletion and amortization	(4,522.0)	(4,344.3)
Property, plant and equipment, net	$ 6,185.9	$ 6,316.7

Depreciation, depletion and amortization expense related to property, plant and equipment was $479.5 million, $472.8 million and $422.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. Depreciation, depletion and amortization expense includes amortization of right-of-use assets from finance leases. Property, plant and equipment classified as held for sale are not being depreciated.

Interest of $5.3 million, $2.7 million and $5.6 million was capitalized during 2023, 2022 and 2021, respectively.

At December 31, 2023 and 2022, $39.5 million and $38.4 million, respectively, of the Building Materials business' property, plant and equipment, net, were located in foreign countries, namely The Bahamas and Canada.



Note G: Long-Term Debt

December 31 (in millions)	2023	2022
0.650% Senior Notes, due 2023 (discharged)	$ —	$ 699.1
4.250% Senior Notes, due 2024	399.6	398.9
7% Debentures, due 2025	124.8	124.7
3.450% Senior Notes, due 2027	298.7	298.3
3.500% Senior Notes, due 2027	492.2	491.5
2.500% Senior Notes, due 2030	471.5	470.5
2.400% Senior Notes, due 2031	889.4	888.6
6.25% Senior Notes, due 2037	228.4	228.4
4.250% Senior Notes, due 2047	590.4	590.2
3.200% Senior Notes, due 2051	850.2	849.8
Total debt	4,345.2	5,040.0
Less: current maturities	(399.6)	(699.1)
Long-term debt	$ 3,945.6	$ 4,340.9

On September 29, 2022, the Company satisfied and discharged the 0.650% Senior Notes, which were issued in July 2021. In connection with the satisfaction and discharge, the Company irrevocably deposited funds with Regions Bank, as trustee under the indenture governing the 0.650% Senior Notes, in an amount sufficient to satisfy all remaining principal and interest payments on the 0.650% Senior Notes. The Company utilized existing cash resources to fund the satisfaction and discharge. As a result of the satisfaction and discharge, the obligations of the Company under the indenture with respect to the 0.650% Senior Notes were terminated, except those provisions of the indenture that, by their terms, survive the satisfaction and discharge. Because the discharge did not represent a legal defeasance, the 0.650% Senior Notes remained on the Company's consolidated balance sheet at December 31, 2022 and continued to accrete to their par value over the period until maturity. Additionally, the related trust assets were included in *Restricted investments (to satisfy discharged debt and related interest)* on the Company's consolidated balance sheet at December 31, 2022. On July 17, 2023, the deposited funds were applied to satisfy the remaining principal and interest payments and the 0.650% Senior Notes have been paid in full.

The Company's 4.250% Senior Notes due 2024, 7% Debentures due 2025, 3.450% Senior Notes due 2027, 3.500% Senior Notes due 2027, 2.500% Senior Notes due 2030, 2.400% Senior Notes due 2031, 6.25% Senior Notes due 2037, 4.250% Senior Notes due 2047 and 3.200% Senior Notes due 2051 (collectively, the Senior Notes) are senior unsecured obligations of the Company, ranking equal in right of payment with the Company's existing and future unsubordinated indebtedness. The Senior Notes, with the exception of the 7% Debentures due 2025 and the 6.25% Senior Notes due 2037, are redeemable prior to their respective par call dates, as defined, at a make-whole redemption price, and at a price equal to 100% of the principal amount after their respective par call dates and prior to their respective maturity dates. The 6.25% Senior Notes due 2037 are redeemable in whole at any time or in part from time to time at a make-whole redemption price. Upon a change-of-control repurchase event and a resulting below-investment-grade credit rating, the Company would be required to make an offer to repurchase all outstanding Senior Notes, with the exception of the 7% Debentures due 2025, at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest.

During the year ended December 31, 2022, the Company repurchased $67.7 million (par value) of its Senior Notes. There were no debt repurchases during the year ended December 31, 2023.



The Senior Notes are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. The principal amount as of December 31, 2023, effective interest rate and maturity date for the Senior Notes are as follows:

	Principal Amount (in millions)	Effective Interest Rate	Maturity Date
4.250% Senior Notes	$ 400.0	4.40%	July 2, 2024
7% Debentures	$ 125.0	7.05%	December 1, 2025
3.450% Senior Notes	$ 300.0	3.55%	June 1, 2027
3.500% Senior Notes	$ 494.6	3.61%	December 15, 2027
2.500% Senior Notes	$ 478.0	2.71%	March 15, 2030
2.400% Senior Notes	$ 895.9	2.48%	July 15, 2031
6.25% Senior Notes	$ 230.0	6.32%	May 1, 2037
4.250% Senior Notes	$ 597.9	4.32%	December 15, 2047
3.200% Senior Notes	$ 865.9	3.29%	July 15, 2051

The Company has a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Deutsche Bank Securities, Inc., PNC Bank, Truist Bank and Wells Fargo Bank, N.A., as Syndication Agents, and the lenders party thereto (the Credit Agreement), which provides for a $800.0 million five-year senior unsecured revolving facility (the Revolving Facility) with a maturity date of December 21, 2028. Borrowings under the Revolving Facility bear interest, at the Company's option, at rates based upon the Secured Overnight Financing Rate (SOFR) or a base rate, plus, for each rate, a margin determined in accordance with a ratings-based pricing grid. Any outstanding principal amounts, together with interest accrued thereon, are due in full on that maturity date. There were no borrowings outstanding under the Credit Agreement as of December 31, 2023 and 2022. Available borrowings under the Revolving Facility are reduced by any outstanding letters of credit issued by the Company under the Revolving Facility. At December 31, 2023 and 2022, the Company had $2.6 million of outstanding letters of credit issued and $797.4 million available for borrowing under the Revolving Facility. The Company paid the bank group an upfront loan commitment fee that is being amortized over the life of the Revolving Facility. The Revolving Facility includes an annual facility fee.

The Credit Agreement requires the Company's ratio of consolidated net debt-to-consolidated earnings before interest, taxes, depreciation, depletion and amortization, as defined, for the trailing-twelve months (the Ratio) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Company may exclude from the Ratio any debt incurred in connection with certain acquisitions during the quarter or three preceding quarters so long as the Ratio calculated without such exclusion does not exceed 4.00x. Additionally, if no amounts are outstanding under the Revolving Facility or the Company's trade receivable securitization facility (discussed later), consolidated debt, as defined, which includes debt for which the Company is a guarantor, shall be reduced in an amount equal to the lesser of $500.0 million or the sum of the Company's unrestricted cash and temporary investments, for purposes of the covenant calculation. The Company was in compliance with the Ratio at December 31, 2023.

The Company, through a wholly-owned special-purpose subsidiary, has a $400.0 million trade receivable securitization facility (the Trade Receivable Facility). On September 20, 2023, the Company extended the maturity to September 19, 2024. The Trade Receivable Facility, with Truist Bank, Regions Bank, First-Citizens Bank & Trust Company, and certain other lenders that may become a party to the facility from time to time, is backed by eligible trade receivables, as defined. Borrowings are limited to the lesser of the facility limit or the borrowing base, as defined. These receivables are originated by the Company and then sold or contributed to the wholly-owned special-purpose subsidiary. The Company continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special-purpose subsidiary. Borrowings under the Trade Receivable Facility bear interest at a rate equal to Adjusted Term Secured Overnight Financing Rate (Adjusted Term SOFR), as defined, plus 0.7%. The Trade Receivable Facility contains a cross-default provision to the Company's other debt agreements. Subject to certain conditions, including lenders providing the requisite commitments, the Trade Receivable Facility may be increased to a borrowing base not to exceed $500 million. At December 31, 2023 and 2022, there were no borrowings outstanding under the Trade Receivable Facility.



The Company's long-term debt maturities for each of the next five years and thereafter are as follows:

(in millions)		
2024	$	399.6
2025		124.8
2026		—
2027		790.9
2028		—
Thereafter		3,029.9
Total	$	4,345.2

Note H: Financial Instruments

The Company's financial instruments include temporary cash investments, restricted cash, restricted investments, accounts receivable, notes receivable, accounts payable, publicly-registered long-term notes, debentures and other long-term debt.

Temporary cash investments are placed primarily in money market funds, money market demand deposit accounts and Eurodollar time deposit accounts with financial institutions. The Company's cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.

Restricted cash is held in a trust account with a third-party intermediary. Due to the short-term nature of this account, the carrying value of restricted cash approximates its fair value.

Restricted investments at December 31, 2022 were held in a fund that invested solely in U.S. Treasury securities. The estimated fair value of the fund was valued at net asset value, which the fund seeks to maintain at one dollar per share. As such, the carrying value of the restricted investments approximated its fair value. The Company was restricted from accessing the investments, which were used to settle the 0.650% Senior Notes and related interest payments on the maturity date of July 17, 2023.

Accounts receivable are due from a large number of customers, primarily in the construction industry, and are dispersed across wide geographic and economic regions. However, accounts receivable are more heavily concentrated in certain states, namely Texas, North Carolina, Colorado, California, Georgia, Minnesota, Arizona, Iowa, Florida and Indiana. The carrying values of accounts receivable approximate their fair values.

The note receivable at December 31, 2022 was a promissory note with an unconsolidated affiliate (see Note N) and was not publicly traded. Management estimated that the carrying value of the note receivable approximated its fair value. This note was repaid in full in 2023.

Accounts payable represent amounts owed to suppliers and vendors. The estimated carrying value of accounts payable approximates its fair value due to the short-term nature of the payables.

The carrying values and fair values of the Company's long-term debt were $4.35 billion and $3.88 billion, respectively, at December 31, 2023 and $5.04 billion and $4.36 billion, respectively, at December 31, 2022. The estimated fair value of the Company's publicly-registered long-term debt was estimated based on Level 1 of the fair value hierarchy using quoted market prices.



Note I: Income Taxes

The components of the Company's income tax expense from continuing operations are as follows:

years ended December 31 (in millions)	2023	2022	2021
Federal income taxes:			
Current	$ 264.0	$ 174.9	$ 66.3
Deferred	(11.4)	18.0	61.4
Total federal income taxes	252.6	192.9	127.7
State income taxes:			
Current	42.7	35.1	18.7
Deferred	(3.0)	5.3	6.5
Total state income taxes	39.7	40.4	25.2
Foreign income taxes:			
Current	0.2	1.2	—
Deferred	—	0.3	0.3
Total foreign income taxes	0.2	1.5	0.3
Income tax expense	$ 292.5	$ 234.8	$ 153.2

The Company generated foreign pretax earnings of $8.1 million, a loss of $2.3 million and earnings of $7.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company's effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following tax differences:

years ended December 31	2023	2022	2021
Statutory income tax rate	21.0%	21.0%	21.0%
(Reduction) increase resulting from:			
Effect of statutory depletion	(2.3)	(2.4)	(3.5)
State income taxes, net of federal tax benefit	2.1	2.9	2.3
Federal tax credits	(1.0)	(0.9)	(1.4)
Other items	(0.2)	0.9	(0.5)
Effective income tax rate	19.6%	21.5%	17.9%

The higher 2022 effective tax rate versus 2023 and 2021 was primarily driven by the impact of the divestiture of the Colorado and Central Texas ready mixed concrete businesses.

The statutory depletion deduction for all years is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, the impact of changes in the sales volumes and earnings may not proportionately affect the Company's statutory depletion deduction and the corresponding impact on the effective income tax rate.

In 2023, 2022, and 2021, the Company financed third-party railroad track maintenance. In exchange, the Company received federal income tax credits and tax deductions.



The principal components of the Company's deferred tax assets and liabilities are as follows:

December 31 (in millions)	Deferred Assets (Liabilities)	
	2023	2022
Deferred tax assets related to:		
Inventories	$ 121.0	$ 85.5
Valuation and other reserves	34.2	30.9
Net operating loss carryforwards	2.8	3.6
Accumulated other comprehensive loss	53.8	50.1
Lease liabilities	141.9	139.6
Other items, net	3.6	1.9
Gross deferred tax assets	357.3	311.6
Valuation allowance on deferred tax assets	(2.5)	(2.6)
Total net deferred tax assets	354.8	309.0
Deferred tax liabilities related to:		
Property, plant and equipment	(828.0)	(843.8)
Goodwill and other intangibles	(168.3)	(143.9)
Right-of-use assets	(142.3)	(140.8)
Partnerships and joint ventures	(34.0)	(32.5)
Employee benefits	(56.8)	(62.3)
Total deferred tax liabilities	(1,229.4)	(1,223.3)
Deferred income taxes, net	$ (874.6)	$ (914.3)

The Company had $1.2 million and $1.3 million of domestic federal net operating loss (NOL) carryforwards at December 31, 2023 and 2022, respectively. The Company had domestic state NOL carryforwards of $42.8 million and $55.3 million at December 31, 2023 and 2022, respectively. These carryforwards have various expiration dates through 2043. At December 31, 2023 and 2022, deferred tax assets associated with these carryforwards were $2.8 million and $3.6 million, respectively, net of the federal benefit of the state deduction, for which valuation allowances of $2.0 million and $2.1 million, respectively, were recorded. The Company also had domestic state tax credit carryforwards of $2.1 million and $1.3 million at December 31, 2023 and 2022, respectively, which have various expiration dates through 2043. At December 31, 2023 and 2022, deferred tax assets associated with these carryforwards were $1.7 million and $1.0 million, respectively, net of the federal benefit of the state deduction.

The Company expects to reinvest the earnings from its wholly-owned Canadian and Bahamian subsidiaries indefinitely, and accordingly, has not provided deferred taxes on the subsidiaries' undistributed net earnings or basis differences. The Company believes that the tax liability that would be incurred upon repatriation of the foreign earnings was immaterial at December 31, 2023 and 2022.

The following table summarizes the Company's unrecognized tax benefits, excluding interest and correlative effects of $0.1 million for the years ended December 31, 2023, 2022 and 2021:

years ended December 31 (in millions)	2023	2022	2021
Unrecognized tax benefits at beginning of year	$ 3.6	$ 5.4	$ 8.2
Gross increases – tax positions in prior years	0.3	—	0.5
Gross decreases – tax positions in prior years	—	—	—
Gross increases – tax positions in current year	0.3	0.2	0.1
Gross decreases – tax positions in current year	—	—	—
Lapse of statute of limitations	(3.1)	(2.0)	(3.4)
Unrecognized tax benefits at end of year	$ 1.1	$ 3.6	$ 5.4
Amount that, if recognized, would favorably impact the effective tax rate	$ 1.2	$ 3.7	$ 5.5



Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not initiated by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. Management believes its accrual for unrecognized tax benefits is sufficient to cover uncertain tax positions reviewed during audits by taxing authorities.

The Company anticipates that it is reasonably possible that its unrecognized tax benefits may decrease up to $0.3 million, excluding interest and correlative effects, during the twelve months ending December 31, 2024, due to the expiration of the statutes of limitations for the 2020 tax year and all prior open tax years.

The Company's tax years subject to federal, state or foreign examinations are 2019 through 2023.

Note J: Retirement Plans, Postretirement and Postemployment Benefits

The Company sponsors defined benefit retirement plans that cover substantially all employees. Additionally, the Company provides other postretirement benefits for certain employees, including medical benefits for retirees and their spouses and retiree life insurance. Employees starting on or after January 1, 2002 are not eligible for postretirement welfare plans. The Company also provides certain benefits, such as disability benefits, to former or inactive employees after employment but before retirement.

The measurement date for the Company's defined benefit plans, postretirement benefit plans and postemployment benefit plans is December 31. During 2022, the Company amended its qualified pension plan to provide an enhanced benefit for eligible hourly active participants who retire subsequent to April 30, 2022, which resulted in a remeasurement of the qualified pension plan as of February 28, 2022. The remeasurement increased the defined benefit plans' unrecognized prior service cost by $47.6 million.

Defined Benefit Retirement Plans. Defined retirement benefits for salaried employees are based on each employee's years of service and average compensation for a specified period of time before retirement. Defined retirement benefits for hourly employees are generally stated amounts for specified periods of service.

The Company sponsors a Supplemental Excess Retirement Plan (SERP) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP generally provides for a lump-sum payment of vested benefits. When these benefit payments exceed the sum of the service and interest costs for the SERP during a year, the Company recognizes a pro rata portion of the SERP's unrecognized actuarial loss as settlement expense.

The net periodic benefit cost of defined benefit plans includes the following components:

years ended December 31 (in millions)		2023		2022		2021
Service cost	$	32.9	$	48.1	$	46.2
Interest cost		51.3		41.2		35.7
Expected return on assets		(71.4)		(77.3)		(70.5)
Amortization of:						
Prior service cost		5.9		4.9		0.8
Actuarial loss		0.6		3.9		12.2
Settlement charge		—		4.6		—
Net periodic benefit cost	$	19.3	$	25.4	$	24.4

The components of net periodic benefit cost, other than service cost, are included in the line item *Other nonoperating income, net*, in the consolidated statements of earnings. Based on the roles of the employees, service cost is included in *Total cost of revenues* or *Selling, general and administrative expenses* line items in the consolidated statements of earnings.

The expected return on assets is calculated by applying an annually selected expected long-term rate of return assumption to the estimated fair value of the plan assets during the year, giving consideration to contributions and benefits paid.



The Company recognized the following pretax amounts in consolidated comprehensive earnings:

years ended December 31 (in millions)	2023	2022	2021
Actuarial loss (gain)	$ 20.9	$ (114.5)	$ (67.5)
Prior service cost	—	48.1	—
Amortization of:			
Prior service cost	(5.9)	(4.9)	(0.8)
Actuarial loss	(0.6)	(3.9)	(12.2)
Settlement charge	—	(4.6)	—
Total	$ 14.4	$ (79.8)	$ (80.5)

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31 (in millions)	2023		2022	
	Gross	Net of tax	Gross	Net of tax
Prior service cost	$ 42.4	$ 20.0	$ 48.2	$ 20.3
Actuarial loss	63.4	29.9	43.2	18.2
Total	$ 105.8	$ 49.9	$ 91.4	$ 38.5

The defined benefit plans' change in projected benefit obligation is as follows:

years ended December 31 (in millions)	2023	2022
Net projected benefit obligation at beginning of year	$ 857.6	$ 1,135.5
Service cost	32.9	48.1
Interest cost	51.3	41.2
Actuarial loss (gain)	72.6	(363.3)
Gross benefits paid	(45.2)	(52.0)
Plan amendments	—	48.1
Net projected benefit obligation at end of year	$ 969.2	$ 857.6

The largest component of the actuarial loss in 2023 was the lower discount rate compared with 2022. The actuarial gain in 2022 was primarily attributable to a higher discount rate compared with 2021.

The Company's change in plan assets, funded status and amounts recognized on the Company's consolidated balance sheets are as follows:

years ended December 31 (in millions)	2023	2022
Fair value of plan assets at beginning of year	$ 1,067.1	$ 1,200.3
Actual return on plan assets, net	123.1	(171.4)
Employer contributions	31.8	90.2
Gross benefits paid	(45.2)	(52.0)
Fair value of plan assets at end of year	$ 1,176.8	$ 1,067.1

December 31 (in millions)	2023	2022
Funded status of the plan at end of year	$ 207.6	$ 209.5
Accrued benefit credit	$ 207.6	$ 209.5



December 31 (in millions)	2023	2022
Amounts recognized on consolidated balance sheets consist of:		
Noncurrent asset	$ 307.8	$ 295.3
Current liability	(7.5)	(6.8)
Noncurrent liability	(92.7)	(79.0)
Net amount recognized at end of year	$ 207.6	$ 209.5

The accumulated benefit obligation for all defined benefit pension plans was $881.9 million and $789.6 million at December 31, 2023 and 2022, respectively.

Benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31 (in millions)	2023	2022
Projected benefit obligation	$ 100.7	$ 86.3
Accumulated benefit obligation	$ 90.9	$ 79.5
Fair value of plan assets	$ 0.5	$ 0.5

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2023	2022
Discount rate	5.58%	5.88%
Rate of increase in future compensation levels	4.50%	4.50%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are:

	2023	2022	2021
Discount rate	5.88%	3.44%	3.16%
Rate of increase in future compensation levels	4.50%	4.50%	4.50%
Expected long-term rate of return on assets	6.75%	6.75%	6.75%

The expected long-term rate of return on pension fund assets is based on the current asset class mix of the Company's pension plan assets, current capital market conditions and a stochastic forecast of future conditions.

As of December 31, 2023 and 2022, the Company estimated the remaining lives of participants in the pension plans using the Pri-2012 Base tables. The no-collar table was used for salaried participants and the blue-collar table was used for hourly participants; the tables were adjusted to reflect both the mortality experience of the Company's participants and a geospatial mortality analysis. These adjustments were updated from December 31, 2022, where the Pri-2012 tables were only adjusted based on the experience of the Company's participants. The Company used the MP-2020 mortality improvement scale for 2023 and 2022.

Retirement plan assets are invested in listed stocks, bonds, real estate, private infrastructure and cash equivalents. The target allocation for 2023 and the actual pension plan asset allocation by asset class are as follows:

	Percentage of Plan Assets		
	2023 Target	December 31	
Asset Class	Allocation	2023	2022
Equity securities	56%	53%	54%
Debt securities	28%	27%	24%
Real estate	10%	12%	14%
Private infrastructure	6%	8%	8%
Total	100%	100%	100%



The Company's investment strategy is for equity securities to be invested in mid-sized to large capitalization U.S. funds, and small capitalization, international and emerging growth funds. Debt securities, or fixed income investments, are invested in funds benchmarked to the Barclays U.S. Aggregate Bond Index.

The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

	Fair Value Measurements				
December 31 (in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value	Total Fair Value
			2023		
Equity securities[1]:					
Mid-sized to large cap	$ —	$ —	$ —	$ **307.2**	$ **307.2**
Small cap, international and emerging growth funds	—	—	—	**319.5**	**319.5**
Debt securities[1]:					
Core fixed income	—	—	—	**319.2**	**319.2**
Real estate	—	—	—	**136.7**	**136.7**
Private infrastructure	—	—	—	**90.2**	**90.2**
Cash equivalents	—	—	—	**4.0**	**4.0**
Total	$ —	$ —	$ —	$ **1,176.8**	$ **1,176.8**
			2022		
Equity securities[1]:					
Mid-sized to large cap	$ —	$ —	$ —	$ 291.6	$ 291.6
Small cap, international and emerging growth funds	—	—	—	287.2	287.2
Debt securities[1]:					
Core fixed income	—	—	—	249.1	249.1
Real estate	—	—	—	151.5	151.5
Private infrastructure	—	—	—	83.1	83.1
Cash equivalents	0.2	—	—	4.4	4.6
Total	$ 0.2	$ —	$ —	$ 1,066.9	$ 1,067.1

1. These investments are common collective investment trusts valued using the net asset value (NAV) unit price provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund.

Real estate investments are stated at estimated fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Real estate investments are valued at NAV based on the plan's proportionate shares of the real estate funds' fair value as recorded by the trustees/general partner of the funds. The funds are real estate investment trust based funds that offer participation in an actively managed, primarily core portfolio of equity real estate. The funds allocate gains, losses and expenses to investors based on the ownership percentage to determine the NAV. Private infrastructure assets represent investments in a fund that is stated at fair value. For financial assets in the fund that are actively traded in organized financial markets, fair value is based on exchange-quoted market prices. For investments in a fund for which there is no quoted market price, fair value is determined by the trustees/general partner of the fund based on discounted expected future cash flows prepared by third-party professionals.

In 2023 and 2022, the Company made combined pension plan and SERP contributions of $31.8 million and $90.2 million, respectively. The Company currently estimates that it will contribute $32.7 million to its pension plans in 2024.



The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(in millions)		
2024	$	50.0
2025	$	66.3
2026	$	58.8
2027	$	62.3
2028	$	64.7
Years 2029 - 2033	$	341.3

Postretirement Benefits. The net periodic benefit credit for postretirement plans includes the following components:

years ended December 31 (in millions)		2023		2022		2021
Interest cost	$	0.5	$	0.4	$	0.3
Amortization of:						
Prior service credit		(0.3)		(0.9)		(0.8)
Actuarial gain		(0.6)		(0.2)		(0.1)
Total net periodic benefit credit	$	(0.4)	$	(0.7)	$	(0.6)

The components of net periodic benefit credit, other than service cost, are included in the line item *Other nonoperating income, net,* in the consolidated statements of earnings.

The Company recognized the following pretax amounts in consolidated comprehensive earnings:

years ended December 31 (in millions)		2023		2022		2021
Actuarial gain	$	(0.1)	$	(2.0)	$	(0.6)
Amortization of:						
Prior service credit		0.3		0.9		0.8
Actuarial gain		0.6		0.2		0.1
Total	$	0.8	$	(0.9)	$	0.3

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit credit:

December 31 (in millions)		2023			2022	
		Gross	Net of tax		Gross	Net of tax
Prior service credit	$	(0.4) $	(0.2) $		(0.7) $	(0.3)
Actuarial gain		(3.7)	(1.7)		(4.1)	(1.7)
Total	$	(4.1) $	(1.9) $		(4.8) $	(2.0)

The postretirement health care plans' change in benefit obligation is as follows:

years ended December 31 (in millions)		2023		2022
Net benefit obligation at beginning of year	$	8.9	$	11.4
Interest cost		0.5		0.4
Participants' contributions		0.7		0.6
Actuarial gain		(0.1)		(1.9)
Gross benefits paid		(1.7)		(1.6)
Net benefit obligation at end of year	$	8.3	$	8.9



The postretirement health care plans' change in plan assets, funded status and amounts recognized on the Company's consolidated balance sheets are as follows:

years ended December 31 (in millions)	2023	2022
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	1.0	1.0
Participants' contributions	0.7	0.6
Gross benefits paid	(1.7)	(1.6)
Fair value of plan assets at end of year	$ —	$ —

December 31 (in millions)	2023	2022
Funded status of the plan at end of year	$ (8.3)	$ (8.9)
Accrued benefit cost	$ (8.3)	$ (8.9)

December 31 (in millions)	2023	2022
Amounts recognized on consolidated balance sheets consist of:		
Current liability	$ (1.0)	$ (1.0)
Noncurrent liability	(7.3)	(7.9)
Net amount recognized at end of year	$ (8.3)	$ (8.9)

Weighted-average assumptions used to determine the postretirement benefit obligation as of December 31 are:

	2023	2022
Discount rate	5.79%	6.02%

Weighted-average assumptions used to determine net postretirement benefit credit for the years ended December 31 are:

	2023	2022	2021
Discount rate	6.02%	3.02%	2.48%

As of December 31, 2023 and 2022, the Company estimated the remaining lives of participants in the postretirement benefit plans using the Pri-2012 Base tables. The no-collar table was used for salaried participants and the blue-collar table was used for hourly participants; both tables were adjusted to reflect the experience of the Company's participants. The Company used the MP-2020 mortality improvement scale for 2023 and 2022.

Assumed health care cost trend rates at December 31 are:

	2023	2022
Health care cost trend rate assumed for next year	6.50%	6.75%
Rate to which the cost trend rate gradually declines	4.75%	4.75%
Year the rate reaches the ultimate rate	2031	2031

The Company estimates that it will contribute $1.0 million to its postretirement health care plans in 2024.



The total expected benefit payments to be paid by the Company, net of participant contributions, for each of the next five years and the five-year period thereafter are as follows:

(in millions)		
2024	$	1.0
2025	$	1.2
2026	$	1.1
2027	$	1.0
2028	$	0.9
Years 2029 - 2033	$	3.8

Defined Contribution Plan. The Company maintains a defined contribution plan that covers substantially all employees. This plan, qualified under Section 401(a) of the Internal Revenue Code, is a retirement savings and investment plan for the Company's salaried and hourly employees. Under certain provisions of the plan, the Company matches employees' eligible contributions at established rates. The Company's matching obligations were $22.3 million in 2023, $23.1 million in 2022 and $20.5 million in 2021.

Note K: Stock-Based Compensation

On May 19, 2016, the Company's shareholders approved the Martin Marietta Amended and Restated Stock-Based Award Plan. The Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time, along with the Amended Omnibus Securities Award Plan, originally approved in 1994 (collectively, the Plans), are still effective for awards made prior to 2017. The Company has been authorized by the Board of Directors to repurchase shares of the Company's common stock for issuance under the stock-based award plans (see Note M).

The Company grants restricted stock awards under the Plans to a group of executive officers, key personnel and nonemployee members of the Board of Directors. The vesting of certain restricted stock awards is based on certain performance criteria over a specified period of time. The number of shares may be increased to the maximum or reduced to the minimum threshold based on the results of those criteria. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. Awards granted to nonemployee members of the Board of Directors vest immediately.

The fair value of stock-based award grants is expensed over the vesting period. Awards to employees eligible for retirement prior to the award becoming fully vested are expensed over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. Awards granted to nonemployee members of the Board of Directors are expensed immediately.

Additionally, an incentive compensation stock plan has been adopted under the Plans whereby certain participants may elect to use up to 50% of their annual incentive compensation to acquire units representing shares of the Company's common stock at a 20% discount to the market value on the date of the incentive compensation award. Participants receive unrestricted shares of common stock in an amount equal to their respective units generally at the end of a 34-month period of additional employment from the date of award or at retirement beginning at age 62. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period.



The following table summarizes information for restricted stock awards and incentive compensation stock awards for 2023:

	Restricted Stock - Service Based		Restricted Stock - Performance Based		Incentive Compensation Stock	
	Number of Awards	Weighted- Average Grant-Date Fair Value	Number of Awards	Weighted- Average Grant-Date Fair Value	Number of Awards	Weighted- Average Grant-Date Fair Value
January 1, 2023	215,644	$ 272.86	103,795	$ 339.17	32,149	$ 341.72
Awarded	60,982	$ 369.18	33,103	$ 392.73	4,012	$ 362.08
Distributed	(59,184)	$ 305.80	(70,370)	$ 266.97	(18,835)	$ 325.48
Forfeited	(6,799)	$ 341.96	(1,626)	$ 371.00	—	$ —
Adjustment for performance	—	$ —	33,248	$ 266.97	—	$ —
December 31, 2023	210,643	$ 289.26	98,150	$ 384.02	17,326	$ 364.09

The weighted-average grant-date fair value per share of service-based restricted stock awards granted during 2023, 2022 and 2021 was $369.18, $362.77 and $342.11, respectively. The weighted-average grant-date fair value per share of performance-based restricted stock awards granted during 2023, 2022 and 2021 was $392.73, $406.99 and $352.52, respectively. The weighted-average grant-date fair value per share of incentive compensation stock awards granted during 2023, 2022 and 2021 was $362.08, $369.05 and $325.30, respectively.

The aggregate intrinsic values for unvested restricted stock awards and unvested incentive compensation stock awards at December 31, 2023 were $154.1 million and $3.6 million, respectively, and were based on the closing price of the Company's common stock at December 31, 2023, which was $498.91. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2023, 2022 and 2021 were $47.6 million, $64.5 million and $41.1 million, respectively. The aggregate intrinsic values of incentive compensation stock awards distributed during the years ended December 31, 2023, 2022 and 2021 were $3.9 million, $3.1 million and $4.9 million, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Company's common stock on the dates of distribution.

Prior to 2016, under the Plans, the Company granted options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. Options become exercisable in four annual installments beginning one year after date of grant. Outstanding options expire ten years after the grant date.

The following table includes summary information for stock options as of December 31, 2023:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)
Outstanding at January 1, 2023	15,283	$ 136.55	
Exercised	(9,180)	$ 131.50	
Outstanding at December 31, 2023	6,103	$ 144.14	1.1
Exercisable at December 31, 2023	6,103	$ 144.14	1.1

The aggregate intrinsic values of options exercised during the years ended December 31, 2023, 2022 and 2021 were $2.6 million, $1.3 million and $2.3 million, respectively, and were based on the closing prices of the Company's common stock on the dates of exercise. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2023 were $2.2 million and were based on the closing price of the Company's common stock at December 31, 2023, which was $498.91.

At December 31, 2023, there were approximately 0.4 million awards available for grant under the Plans. In 2016, the Company's shareholders approved the issuance of an additional 0.8 million shares of common stock under the Plans.

In 1996, the Company adopted the Shareholder Value Achievement Plan to award shares of the Company's common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 0.3



million shares of common stock were reserved for issuance. Through December 31, 2023, 42,025 shares have been issued under this plan. No awards have been granted under this plan since 2000.

The Company adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee members of the Board of Directors the election to receive all or a portion of their total fees in the form of the Company's common stock. Beginning in 2016, members of the Board of Directors were not required to defer any of their fees in the form of the Company's common stock. Under the terms of this plan, 0.3 million shares of common stock were reserved for issuance. Nonemployee members of the Board of Directors elected to defer portions of their fees representing 1,333, 1,767 and 1,686 shares of the Company's common stock under this plan during 2023, 2022 and 2021, respectively.

The following table summarizes stock-based compensation expense for the years ended December 31, 2023, 2022 and 2021, unrecognized compensation cost for nonvested awards at December 31, 2023 and the weighted-average period over which unrecognized compensation cost will be recognized:

(in millions, except year data)	Restricted Stock	Incentive Compensation Stock	Directors' Fees Paid in Stock	Total
Stock-based compensation expense recognized for years ended December 31:				
2023	$ 48.7	$ 0.8	$ 0.5	$ 50.0
2022	$ 41.0	$ 1.1	$ 0.6	$ 42.7
2021	$ 41.4	$ 1.0	$ 0.6	$ 43.0
Unrecognized compensation cost at December 31, 2023	$ 39.5	$ 0.4	$ —	$ 39.9
Weighted-average period over which unrecognized compensation cost will be recognized	1.8 years	1.3 years		

Total tax benefits related to stock-based compensation expense were $8.6 million, $7.6 million and $7.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2023:

(in millions)	
2024	$ 28.2
2025	9.1
2026	1.8
2027	0.7
2028	0.1
Total	$ 39.9

Stock-based compensation expense is included in *Selling, general and administrative expenses* in the Company's consolidated statements of earnings.

Note L: Leases

The Company has leases, primarily for equipment, railcars, fleet vehicles, office space, land, information technology equipment and software. The Company's leases have remaining lease terms ranging from less than one year to 96 years, some of which may include options to extend the leases for up to 30 years, and some of which may include options to terminate the leases within one year.

Certain of the Company's lease agreements include payments based upon variable rates, including, but not limited to, hours used, tonnage processed and factors related to indices. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.



The components of lease cost are as follows:

years ended December 31 (in millions)	2023		2022		2021
Operating lease cost	$	76.5	$ 73.1	$	72.9
Finance lease cost:					
Amortization of right-of-use assets		21.2	18.3		14.3
Interest on lease liabilities		4.8	4.4		3.5
Variable lease cost		18.5	16.5		17.9
Short-term lease cost		46.2	45.2		32.3
Total lease cost	$	167.2	$ 157.5	$	140.9

The Company has royalty agreements that are prescriptively excluded from the scope of ASC 842 and generally require royalty payments based on tons produced, tons sold or total sales dollars and also contain minimum payments. Royalty expense was $86.2 million, $78.2 million and $67.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The balance sheet classifications of operating and finance leases are as follows:

December 31 (in millions)	2023		2022
Operating leases:			
Operating lease right-of-use assets	$	371.6	$ 383.5
Current operating lease liabilities	$	53.3	$ 52.1
Noncurrent operating lease liabilities		326.7	335.9
Total operating lease liabilities	$	380.0	$ 388.0
Finance leases:			
Property, plant and equipment	$	253.5	$ 236.9
Accumulated depreciation		(58.8)	(39.4)
Property, plant and equipment, net	$	194.7	$ 197.5
Other current liabilities	$	20.1	$ 17.8
Other noncurrent liabilities		179.5	182.1
Total finance lease liabilities	$	199.6	$ 199.9

The incremental borrowing rate ranged from 0.0% to 6.0% for the years ended December 31, 2023 and 2022. Weighted-average remaining lease terms and discount rates are as follows:

December 31	2023	2022
Weighted-average remaining lease terms (years):		
Operating leases	11.7	12.2
Finance leases	18.3	19.1
Weighted-average discount rates:		
Operating leases	4.3%	4.0%
Finance leases	2.6%	2.3%



Future lease payments as of December 31, 2023 are as follows:

(in millions)	Operating Leases		Finance Leases	
2024	$	69.1	$	25.0
2025		60.8		21.1
2026		52.2		13.9
2027		42.1		12.8
2028		36.4		12.0
Thereafter		254.3		171.5
Total lease payments		514.9		256.3
Less: imputed interest		(119.4)		(55.9)
Present value of lease payments		395.5		200.4
Less: leases classified as held for sale		(15.5)		(0.8)
Less: current lease obligations		(53.3)		(20.1)
Total long-term lease obligations	$	326.7	$	179.5

Note M: Shareholders' Equity

The authorized capital structure of the Company includes 100.0 million shares of common stock, with a par value of $0.01 per share. At December 31, 2023, approximately 1.1 million common shares were reserved for issuance under stock-based award plans.

Pursuant to authority granted by its Board of Directors, the Company can repurchase up to 20.0 million shares of common stock. During each of 2023 and 2022, the Company repurchased 0.4 million shares of common stock. The Company made no share repurchases during 2021. Future share repurchases are at the discretion of management. At December 31, 2023, 12.7 million shares of common stock were remaining under the Company's repurchase authorization.

Note N: Commitments and Contingencies

Legal and Administrative Proceedings. The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management and counsel, based upon currently available facts, the likelihood is remote that the ultimate outcome of any litigation and other proceedings, including those pertaining to environmental matters (see Note A), relating to the Company and its subsidiaries, will have a material adverse effect on the overall results of the Company's operations, its cash flows or its financial position.

Asset Retirement Obligations. The Company incurs reclamation and teardown costs as part of its mining and production processes. Estimated future obligations are discounted to their present value and accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are depreciated over the period until retirement activities are expected to occur. Total accretion and depreciation expenses for 2023, 2022 and 2021 were $17.1 million, $15.5 million and $11.9 million, respectively, and are included in *Other operating income, net*, in the consolidated statements of earnings.

The following shows the changes in asset retirement obligations:

years ended December 31 (in millions)	2023		2022		2021	
Balance at beginning of year	$	380.0	$	306.8	$	153.8
Accretion expense		10.9		10.6		7.2
Liabilities incurred and liabilities assumed in business combinations		33.8		78.6		179.0
Liabilities settled		(27.7)		(14.1)		(5.2)
Revisions in estimated cash flows		(12.5)		(3.1)		3.5
Liabilities reclassified from/(to) assets held for sale		15.8		1.2		(31.5)
Balance at end of year	$	400.3	$	380.0	$	306.8



Other Environmental Matters. The Company's operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety, and other regulatory matters. Certain of the Company's operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Company's operations, and such permits are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental remediation liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses. The Company has no material provisions for environmental remediation liabilities and does not believe such liabilities will have a material adverse effect on the Company in the future.

Insurance Reserves. At December 31, 2023 and 2022, reserves of $46.9 million and $48.2 million, respectively, were recorded for insurance claims.

Letters of Credit. In the normal course of business, the Company provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, contract performance and permit requirements. At December 31, 2023, the Company was contingently liable for $32.2 million in letters of credit.

Surety Bonds. At December 31, 2023, the Company was contingently liable for $698.3 million in surety bonds required by certain states and municipalities and their related agencies. The bonds are provided in the normal course of business and are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Company's own performance. The Company has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Company's past experience, no material claims have been made against these financial instruments.

Borrowing Arrangement with Affiliate. At December 31, 2022, the Company had a $6.0 million interest-only note receivable outstanding from an unconsolidated affiliate. The note receivable was repaid in full by the unconsolidated affiliate during 2023.

Purchase Commitments. The Company had purchase commitments for property, plant and equipment of $162.1 million as of December 31, 2023. The Company also had other purchase obligations related to energy and service contracts of $233.1 million as of December 31, 2023. The Company's contractual purchase commitments as of December 31, 2023 are as follows:

(in millions)		
2024	$	247.2
2025		39.1
2026		28.7
2027		14.1
2028		14.4
Thereafter		51.7
Total	$	395.2

Of the total contractual purchase commitments, $50.7 million was for the Company's South Texas cement business and related ready mixed concrete operations that are classified as assets held for sale as of December 31, 2023.

Capital expenditures in 2023, 2022 and 2021 that were purchase commitments as of the prior year end were $111.4 million, $89.6 million and $99.0 million, respectively.

Additionally, the Company has a purchase commitment for 394 railcars at an aggregate value of $42.7 million as of December 31, 2023.



Contracts of Affreightment and Royalty Commitments. Future minimum contracts of affreightment and royalty commitments for all noncancelable agreements that are not accounted for as leases on the Company's consolidated balance sheet as of December 31, 2023 are as follows:

(in millions)	Contracts of Affreightment		Royalty Commitments	
2024	$	16.9	$	26.4
2025		17.1		14.1
2026		17.4		11.7
2027		17.7		11.2
2028		—		8.0
Thereafter		—		77.4
Total	$	69.1	$	148.8

Employees. Approximately 12% of the Company's employees are represented by a labor union. All such employees are hourly employees. The Company maintains collective bargaining agreements relating to the union employees within the Building Materials business and Magnesia Specialties segment. All of the hourly employees of the Magnesia Specialties segment, located in Manistee, Michigan, and Woodville, Ohio, are represented by labor unions. The Woodville collective bargaining agreement expires in June 2026. The Manistee collective bargaining agreement expires in August 2027.

Note O: Segments

As of December 31, 2023, the Building Materials business is comprised of four divisions that represent individual operating segments. These operating segments are consolidated into two reportable segments, the East Group and the West Group, for financial reporting purposes as they meet the aggregation criteria. The Magnesia Specialties business represents an individual operating and reportable segment. The accounting policies used for segment reporting are the same as those described in Note A.

The Chief Operating Decision Maker's evaluation of performance and allocation of resources are based primarily on earnings from operations. Segment earnings from operations include total revenues less cost of revenues; selling, general and administrative expenses; other operating income and expenses, net; and exclude interest income and expense; other nonoperating income and expenses, net; and income tax expense. Corporate loss from operations primarily includes depreciation; expenses for corporate administrative functions; acquisition, divestiture and integration expenses; and other nonrecurring income and expenses not attributable to operations of the Company's other operating segments.

Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, cash equivalents and restricted cash; restricted investments; property, plant and equipment for corporate operations; and other assets not directly identifiable with a reportable segment.

The following tables display selected financial data for the Company's reportable segments. Total revenues, as presented on the consolidated statements of earnings, reflect the elimination of intersegment revenues, which represent sales from one segment to another segment. Total revenues and earnings (loss) from operations reflect continuing operations only.

years ended December 31 (in millions) **Total revenues**	2023		2022		2021	
East Group	$	2,763.4	$	2,468.1	$	2,303.0
West Group		3,698.4		3,388.6		2,812.3
Total Building Materials business		6,461.8		5,856.7		5,115.3
Magnesia Specialties		315.4		304.0		298.7
Total	$	6,777.2	$	6,160.7	$	5,414.0



years ended December 31 (in millions) **Earnings (Loss) from operations**	**2023**	2022	2021
East Group	$ 857.1	$ 640.2	$ 621.7
West Group	777.1	588.1	385.2
Total Building Materials business	1,634.2	1,228.3	1,006.9
Magnesia Specialties	76.0	75.2	90.8
Total reportable segments	1,710.2	1,303.5	1,097.7
Corporate	(114.2)	(96.8)	(123.9)
Consolidated earnings from operations	1,596.0	1,206.7	973.8
Interest expense	165.3	169.0	142.7
Other nonoperating income, net	(62.1)	(53.4)	(24.4)
Consolidated earnings from continuing operations before income tax expense	$ 1,492.8	$ 1,091.1	$ 855.5

Earnings from operations for the West Group included a nonrecurring gain on divestiture of $151.9 million in 2022.

December 31 (in millions) **Assets employed**	**2023**	2022	2021
East Group	$ 5,131.1	$ 5,063.5	$ 5,009.0
West Group	7,696.7	7,908.4	8,264.8
Total Building Materials business	12,827.8	12,971.9	13,273.8
Magnesia Specialties	250.0	192.1	168.7
Total reportable segments	13,077.8	13,164.0	13,442.5
Corporate	2,047.1	1,829.6	950.5
Total	$ 15,124.9	$ 14,993.6	$ 14,393.0

years ended December 31 (in millions) **Depreciation, depletion and amortization**	**2023**	2022	2021
East Group	$ 210.1	$ 210.4	$ 196.0
West Group	268.0	260.6	223.0
Total Building Materials business	478.1	471.0	419.0
Magnesia Specialties	12.5	12.2	12.3
Total reportable segments	490.6	483.2	431.3
Corporate	22.6	22.8	20.4
Total	$ 513.2	$ 506.0	$ 451.7

Corporate depreciation, depletion and amortization included $5.9 million, $6.6 million and $5.2 million for the amortization of bond discount and debt issuance costs in 2023, 2022 and 2021, respectively.

years ended December 31 (in millions) **Total property additions, including the impact of acquisitions**	**2023**	2022	2021
East Group	$ 230.8	$ 189.1	$ 372.9
West Group	341.7	302.2	1,131.6
Total Building Materials business	572.5	491.3	1,504.5
Magnesia Specialties	39.3	32.0	8.2
Total reportable segments	611.8	523.3	1,512.7
Corporate	14.4	21.1	28.8
Total	$ 626.2	$ 544.4	$ 1,541.5



years ended December 31 (in millions) Property additions through acquisitions	2023		2022		2021	
East Group	$	—	$	—	$	169.2
West Group		—		2.5		918.3
Total Building Materials business		—		2.5		1,087.5
Magnesia Specialties		—		—		—
Total reportable segments		—		2.5		1,087.5
Corporate		—		—		—
Total	$	—	$	2.5	$	1,087.5

Note P: Revenues and Gross Profit

The following tables, which are reconciled to consolidated amounts, provide total revenues and gross profit (loss) by line of business: Building Materials (further divided by product line) and Magnesia Specialties. Interproduct revenues represent sales from the aggregates product line to the ready mixed concrete and asphalt and paving product lines and sales from the cement product line to the ready mixed concrete product line. Total revenues and gross profit (loss) reflect continuing operations only.

years ended December 31 (in millions) Total revenues	2023		2022		2021	
Building Materials business:						
Aggregates	$	4,301.6	$	3,879.0	$	3,344.3
Cement		725.5		620.0		509.3
Ready mixed concrete		1,009.3		953.2		1,147.5
Asphalt and paving		887.1		787.9		517.9
Less: interproduct revenues		(461.7)		(383.4)		(403.7)
Total Building Materials business		6,461.8		5,856.7		5,115.3
Magnesia Specialties		315.4		304.0		298.7
Consolidated total revenues	$	6,777.2	$	6,160.7	$	5,414.0

years ended December 31 (in millions) Gross profit (loss)	2023		2022		2021	
Building Materials business:						
Aggregates	$	1,378.1	$	983.8	$	907.6
Cement		333.6		202.7		155.9
Ready mixed concrete		102.0		70.7		96.5
Asphalt and paving		109.0		81.0		79.9
Total Building Materials business		1,922.7		1,338.2		1,239.9
Magnesia Specialties:		97.1		90.9		106.5
Corporate		2.8		(5.8)		2.0
Consolidated gross profit	$	2,022.6	$	1,423.3	$	1,348.4

Domestic and foreign total revenues are as follows:

years ended December 31 (in millions)	2023		2022		2021	
Domestic	$	6,707.2	$	6,077.6	$	5,338.5
Foreign		70.0		83.1		75.5
Consolidated total revenues	$	6,777.2	$	6,160.7	$	5,414.0



Performance Obligations. Performance obligations are contractual promises to transfer or provide a distinct good or service for a stated price. The Company's product sales agreements are single-performance obligations that are satisfied at a point in time. Performance obligations within paving service agreements are satisfied over time, primarily ranging from one day to two years. Customer payment terms are generally 30 days from invoice date. Customer payments for the paving operations are based on a contractual billing schedule and are due 30 days from invoice date.

Future revenues from unsatisfied performance obligations at December 31, 2023, 2022 and 2021 were $250.5 million, $239.2 million and $153.9 million, respectively, where the remaining periods to complete these obligations ranged from one month to 22 months at December 31, 2023, two months to 34 months at December 31, 2022 and three months to 12 months at December 31, 2021.

Service Revenues. Service revenues, which include paving operations located in California and Colorado, were $410.7 million, $353.7 million and $259.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Contract Balances. Costs in excess of billings relate to the conditional right to consideration for completed contractual performance and are contract assets on the consolidated balance sheets. Costs in excess of billings are reclassified to accounts receivable when the right to consideration becomes unconditional. Billings in excess of costs relate to customers invoiced in advance of contractual performance and are contract liabilities on the consolidated balance sheets. The following table presents information about the Company's contract balances:

December 31 (in millions)	2023		2022	
Costs in excess of billings	$	5.3	$	5.1
Billings in excess of costs	$	10.3	$	10.5

Revenues recognized from the beginning balance of contract liabilities for the years ended December 31, 2023 and 2022 were $10.3 million and $7.7 million, respectively.

Retainage. Retainage, which primarily relates to the paving services, represents amounts that have been billed to customers but payment withheld until final acceptance of the performance obligation by the customer. Included in *Other current assets* on the Company's consolidated balance sheets, retainage was $16.6 million and $13.4 million at December 31, 2023 and 2022, respectively.

Note Q: Supplemental Cash Flow Information

Noncash investing and financing activities are as follows:

years ended December 31 (in millions)	2023		2022		2021	
Accrued liabilities for purchases of property, plant and equipment	$	128.4	$	152.4	$	92.4
Right-of-use assets obtained in exchange for new operating lease liabilities	$	63.4	$	27.2	$	65.6
Right-of-use assets obtained in exchange for new finance lease liabilities	$	21.9	$	11.7	$	202.3
Remeasurement of operating lease right-of-use assets	$	10.3	$	(2.9)	$	(12.8)
Remeasurement of finance lease right-of-use assets	$	—	$	(12.6)	$	—
Acquisition of assets through asset exchange	$	5.2	$	—	$	—
Accounts payable relieved in connection with sale of property, plant and equipment	$	0.7	$	—	$	—



Supplemental disclosures of cash flow information are as follows:

years ended December 31 (in millions)	2023		2022		2021	
Cash paid for interest, net of amount capitalized	$	158.9	$	164.7	$	104.9
Cash paid for income taxes	$	291.5	$	200.6	$	102.9
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows used for operating leases	$	76.6	$	78.6	$	71.8
Operating cash flows used for finance leases	$	4.8	$	4.5	$	3.5
Financing cash flows used for finance leases	$	17.6	$	15.0	$	11.1

Note R: Other Operating Income, Net

Other operating income, net, is comprised generally of gains and losses on the sale of assets; recoveries and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense; depreciation expense; and gains and losses related to asset retirement obligations. These net amounts represented income of $28.4 million, $189.2 million and $34.3 million in 2023, 2022 and 2021, respectively. In 2023, other operating income, net, included $19.5 million of gains on land sales. In 2022, other operating income, net, included a $151.9 million pretax gain on the divestiture of the Colorado and Central Texas ready mixed concrete operations. For 2021, other operating income, net, included $21.6 million of gains on land sales and divested assets, including the Company's former corporate headquarters.

Note S: Other Nonoperating Income, Net

Other nonoperating income, net, is comprised generally of interest income; foreign currency transaction gains and losses; pension and postretirement benefit cost (excluding service cost); net equity earnings from nonconsolidated investments and other miscellaneous income and expenses. Other nonoperating income, net, was $62.1 million, $53.4 million and $24.4 million in 2023, 2022 and 2021, respectively. In 2023, other nonoperating income, net, included $46.7 million of interest income and $8.9 million of third-party railroad track maintenance expense. In 2022, other nonoperating income, net, included $13.6 million of interest income, a $12.0 million pretax gain related to the repurchase of the Company's debt and $8.2 million of third-party railroad track maintenance expense. In 2021, other nonoperating income, net, included $7.7 million of third-party railroad track maintenance expense.



INTRODUCTORY OVERVIEW



OPERATIONS PROFILE[1]
As of December 31, 2023

~360 Aggregates Quarries, Mines & Yards

2 Cement Plants

82 Ready Mixed Concrete Plants

38 Asphalt Plants

12 Mg
2 Magnesia Specialties Facilities

Source: Company data
[1] Including assets held for sale.

Martin Marietta Materials, Inc. (the Company or Martin Marietta) is a natural resource-based building materials company, with 2023 total revenues of $6.78 billion and 2023 net earnings from continuing operations attributable to Martin Marietta of $1.20 billion. These results were achieved in part by supplying aggregates (crushed stone, sand and gravel) through its network of approximately 360 quarries, mines and distribution yards in 28 states, Canada and The Bahamas. Martin Marietta also provides cement and downstream products, namely ready mixed concrete, asphalt and paving services, in certain markets where the Company has a leading aggregates position. Specifically, the Company has two cement plants in Texas, ready mixed concrete operations in Arizona and Texas, and asphalt operations in Arizona, California, Colorado and Minnesota. Paving services are offered in California and Colorado. As of December 31, 2023, the Company's South Texas cement business and 20 ready mixed concrete operations that serve the Austin and San Antonio region are classified as assets held for sale. The Company divested these operations on February 9, 2024.

On February 11, 2024, the Company entered into a definitive agreement to acquire 20 active aggregates operations in Alabama, South Carolina, South Florida, Tennessee, and Virginia from affiliates of Blue Water Industries LLC (BWI Southeast) for $2.05 billion in cash. The BWI Southeast acquisition complements Martin Marietta's existing geographic footprint in the dynamic southeast region by allowing the Company to expand into new growth platforms in target markets including Nashville and Miami. The transaction is expected to close during 2024, subject to regulatory approvals and other customary closing conditions.

The Company's heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement, ready mixed concrete and asphalt and paving product lines are reported collectively as the "Building Materials" business.



As more fully discussed in the *Consolidated Strategic Objectives* section, geography is critically important for the Building Materials business. The Company conducts its Building Materials business through two reportable segments, organized by geography: East Group and West Group. The East Group, consisting of the East and Central divisions, provides aggregates and asphalt products. The West Group is comprised of the Southwest and West divisions and provides aggregates, cement, ready mixed concrete, asphalt and paving services.

BUILDING MATERIALS BUSINESS
As of December 31, 2023

Reportable Segments	East Group	West Group
Operating Locations	Alabama, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virgina, Nova Scotia and The Bahamas	Arizona, Arkansas, California, Colorado, Louisiana, Oklahoma, Texas, Utah, Washington and Wyoming
Product Lines	Aggregates and Asphalt	Aggregates, Cement, Ready Mixed Concrete, Asphalt and Paving Services
Facility Types	Quarries, Mines, Asphalt Plants and Distribution Facilities	Quarries, Cement Plants, Asphalt Plants, Ready Mixed Concrete Plants and Distribution Facilities
Modes of Transportation	Truck, Railcar, Ship and Barge	Truck and Railcar

The following ten states accounted for 82% of the Building Materials business 2023 total revenues: Texas, North Carolina, Colorado, California, Georgia, Minnesota, Arizona, Iowa, Florida and Indiana.



2023 TOTAL REVENUES BY DESTINATION[1]
BUILDING MATERIALS BUSINESS

WA <1%
MN 4%
WY <1%
IA 3%
NE 2%
UT <1%
CO 8%
KS <1%
MO 1%
IN 3%
OH <1%
PA <1%
WV <1%
KY <1%
VA 1%
DE <1%
MD 2%
Nova Scotia <1%
CA 6%
AZ 4%
OK 1%
AR <1%
TN <1%
NC 10%
SC 3%
MS <1%
AL <1%
GA 6%
TX 35%
LA <1%
FL 3%
Bahamas <1%
Production and Sales
Sales

Source: Company data
[1] Continuing operations only.



Magnesia Specialties

The Company operates a Magnesia Specialties business with production facilities in Michigan and Ohio. The Magnesia Specialties business produces magnesia-based chemicals products used in industrial, agricultural and environmental applications. It also produces dolomitic lime sold primarily to customers for steel production and soil stabilization. Magnesia Specialties' products are shipped to customers domestically and worldwide.

Strategic Objectives

The Company's strategic planning process, or **S**trategic **O**perating **A**nalysis and **R**eview (SOAR), provides the framework for execution of Martin Marietta's long-term strategic plan. Guided by this framework and considering the cyclicality of the Building Materials business, the Company determines capital allocation priorities to maximize long-term shareholder value creation. The Company's strategy includes ongoing evaluation of aggregates-led opportunities of scale in new domestic markets (*i.e.*, platform acquisitions) and expansion through acquisitions that complement existing operations (*i.e.*, bolt-on acquisitions). To that effect, the Company has invested nearly $8.0 billion in acquisitions since the launch of SOAR in 2010. The Company finances such opportunities with the goal of preserving its financial flexibility by having a leverage ratio (consolidated net debt-to-consolidated earnings before interest, taxes, depreciation, depletion and amortization, earnings/loss from nonconsolidated equity affiliates and certain other adjustments as specified below, or Adjusted EBITDA) within a range of 2.0 times to 2.5 times within a reasonable period of time, typically within 18 months, following the completion of a debt-financed transaction. SOAR also includes the identification and potential disposition of assets that are not consistent with stated strategic goals. Notably, since 2022, the Company divested its Colorado and Central Texas ready mixed concrete businesses and certain West Coast cement and ready mixed concrete operations and, as of February 9, 2024, completed the divestiture of its South Texas cement and related ready mixed concrete operations, refining its product mix and improving its margin profile, while providing balance sheet flexibility. In total, these divestitures provided pretax cash proceeds of $3.1 billion.

The Company, by purposeful design, will continue to be an aggregates-led business that focuses on markets with strong, underlying growth fundamentals where it can sustain or achieve a leading market position. Aggregates gross profit represented 68% of 2023 total consolidated gross profit. For Martin Marietta, strategic cement and targeted downstream operations are located where the Company has, or envisions, among other things, a clear path toward a leading aggregates position. Additionally, strategic cement operations are geared toward markets in which supply cannot be meaningfully interdicted by water.



KEY VALUE DRIVERS

AGGREGATES-LED

- Leading position in markets with strong underlying growth fundamentals
- High barriers to entry

STRATEGIC CEMENT

- Complements a leading aggregates position
- High barriers to entry
- Cannot be meaningfully interdicted by water

TARGETED DOWNSTREAM PRODUCTS

- Ready mixed concrete, asphalt & paving services
- Complements a leading aggregates position
- Key distribution channel for upstream materials

Generally, the Company's building materials are both sourced and sold locally. As a result, geography is critically important when assessing market attractiveness and growth opportunities. Attractive geographies generally exhibit (a) population growth and/or high population density, both of which are drivers of heavy-side building materials consumption; (b) business and employment diversity, drivers of greater economic stability; and (c) a superior state financial position, a driver of public infrastructure investment.

Population growth and density are assessed based on a site's proximity to one of the megaregions in the United States. Megaregions are large networks of metropolitan population centers covering thousands of square miles. According to *America 2050*, a planning and policy program of the Regional Plan Association, a majority of the nation's population and economic growth through 2050 will occur in 11 megaregions. The Company has a meaningful presence in ten megaregions. As evidence of the successful execution of SOAR, the Company's leading positions in the Texas Triangle, Colorado's Front Range, northern and southern California and Arizona's Sun Corridor megaregions, its growth platform in the southern portion of the Northeast megaregion and its enhanced position in the Piedmont Atlantic megaregion, primarily in the Atlanta area, are the results of acquisitions since 2011. The Company has a legacy presence in the southeastern portion of the Great Lakes megaregion, encompassing operations in Indiana and Ohio, as well as the Florida megaregion and the Gulf Coast megaregion in Texas.



MEGAREGIONS AND BUILDING MATERIALS BUSINESS LOCATIONS

As of December 31, 2023

Cascadia
Northern California
Front Range
Southern California
Arizona Sun Corridor
Texas Triangle
Great Lakes
Northeast
Piedmont Atlantic
Florida
Gulf Coast
Martin Marietta Locations
Source: America 2050

The Company focuses its geographic footprint along significant transportation and commerce corridors, particularly where both land is readily available and land use entitlement is likely achievable for the development of fulfillment and/or data centers. The retail sector (both e-commerce and brick and mortar) values transportation corridors, as logistics and distribution are critical considerations for construction supporting that industry. In addition, technology companies view these areas as attractive locations for data centers.

The Company considers a state's financial health rating, as issued by S&P Global Ratings, in determining the opportunities and attractiveness of areas for expansion or development. The Company's top ten revenue-generating states have been evaluated and scored a financial health rating of AA- or higher, where AAA is the highest score. The Company also reviews the state's ability to secure additional infrastructure funding and financing.



In line with the Company's strategic objectives, management's overall focus includes:

- Upholding the Company's commitment to its Mission, Vision and Values
- Navigating effectively through construction cycles to balance investment decisions against expected product demand
- Tracking shifts in population trends, as well as local, state and national economic conditions, to ensure changing trends are reflected against the execution of the strategic plan
- Integrating acquired businesses efficiently to maximize the return on the investment
- Allocating capital in a prudent manner consistent with the following long-standing priorities while maintaining financial flexibility
  - Acquisitions
  - Organic capital investment
  - Return of cash to shareholders through both meaningful and sustainable dividends as well as share repurchases

2023 Performance Highlights

Achieved Industry-Leading Safety Performance:

- Record company-wide Lost-Time Incident Rate (LTIR) of 0.13, the seventh consecutive year of world-class or better LTIR thresholds
- Company-wide Total Injury Incident Rate (TIIR) of 0.78, the third consecutive year of world-class or better TIIR thresholds

Achieved Record Financial Performance:

The Company achieved record revenues, gross profit, diluted earnings per share and Adjusted EBITDA (defined in the *Results of Operations* section), reflecting the efficacy of its value-over-volume commercial strategy and continued focus on operational excellence and despite lower shipments due to the effects of restrictive monetary policies and a housing slowdown. Further, 2023 marked the twelfth consecutive year of growth for Adjusted EBITDA. The Company's commitment to safety and operational and commercial excellence resulted in the following financial performance from continuing operations (comparisons with 2022):

- Record consolidated total revenues of $6.78 billion compared with $6.16 billion, an increase of 10.0%
- Record consolidated gross profit of $2.02 billion compared with $1.42 billion, an increase of 42.1%
- Consolidated selling, general and administrative (SG&A) expenses representing 6.5% of total revenues
- Net earnings from continuing operations attributable to Martin Marietta of $1.20 billion compared with $856.3 million, an increase of 40.1%
- Record consolidated Adjusted EBITDA from continuing operations of $2.13 billion, an increase of 33.0%
- Operating cash flow of $1.53 billion, an increase of 54.2%

Continued Disciplined Execution Against Capital Allocation Priorities:

- Optimized portfolio with divestitures of the Company's California cement operations
- Capital investments into operations of $650.3 million
- Quarterly dividend increase of 12% in August 2023, resulting in total annual dividends paid of $174.0 million, or $2.80 per share
- Repurchase of 0.4 million shares of common stock at a total cost of $150.0 million



BUSINESS ENVIRONMENT

Building Materials Business

The Building Materials business serves customers in the construction marketplace. The business' profitability is sensitive to national, regional and local economic conditions and cyclical swings in construction spending, which are affected by fluctuations in levels of public-sector infrastructure funding; interest rates; access to capital markets; and demographic, geographic, employment and population dynamics.

The heavy-side construction business, inclusive of much of the Company's operations, is conducted outdoors. Therefore, erratic weather patterns, precipitation and other weather-related conditions, including flooding, hurricanes, extreme hot and cold temperatures, earthquakes, droughts and wildfires, can significantly affect production schedules, shipments, costs, efficiencies and profitability. Generally, the financial results for the first and fourth quarters are most subject to the impacts of winter weather, while the second and third quarters can be subject to the impacts of heavy precipitation and excessive heat. The impacts of erratic weather patterns are more fully discussed in the *Building Materials Business' Key Considerations* section.

Product Lines

Aggregates are an engineered, granular material consisting of crushed stone, sand and gravel, manufactured to specific sizes, grades and chemistry for use primarily in construction applications. The Company's operations consist mostly of open pit quarries; however, the Company is also the largest operator of underground aggregates mines in the United States, with 14 active underground mines located in the East Group. The Company's aggregates reserves average approximately 75 years at the 2023 annual production level.

Cement is the basic agent used to bind coarse aggregates, sand and water in the production of ready mixed concrete. As of December 31, 2023, the Company had production facilities in Midlothian, Texas, south of Dallas/Fort Worth, and New Braunfels, Texas, centrally located along I-35 between San Antonio and Austin. The Company also operated several cement distribution terminals. The two production facilities produce Portland limestone and specialty cements, with an annual capacity at December 31, 2023 of approximately 4.5 million tons and collectively operated at approximately 71% utilization for clinker production in 2023; clinker is the initial product of cement production. The Midlothian plant has a permit that allows for capacity expansion of 0.8 million tons. The Company is currently undertaking a finishing capacity expansion project at the Midlothian plant, which is expected to be completed in mid-2024 and will provide 0.5 million tons of incremental annual capacity. Further, the Company has converted its Midlothian and Hunter plants to manufacture a less carbon-intensive Portland limestone cement, known as Type 1L, which has been approved by the Texas Department of Transportation. On February 9, 2024, the Company closed the sale of the Hunter cement business in South Texas, related distribution terminals and the Austin and San Antonio ready mix concrete business to CRH Americas Materials. This divestiture optimizes the Company's portfolio and product mix and provides additional balance sheet flexibility to redeploy net proceeds into pure-play aggregates acquisitions.

Calcium carbonate in the form of limestone is the principal raw material used in the production of cement. As of December 31, 2023, the Company owned more than 600 million tons of limestone reserves adjacent to its cement production plants in Texas. The cement grade limestone reserves used for cement production at the South Texas production facility were included with the divestiture to CRH Americas Materials, Inc. During 2021, the Company purchased two cement plants in Redding and Tehachapi, California, and related distribution facilities as part of the acquisition of Lehigh Hanson, Inc.'s West Region business (Lehigh West Region). The Redding plant and related distribution terminals were sold on June 30, 2022. The Tehachapi plant was sold on October 31, 2023.

Ready mixed concrete is measured in cubic yards and specifically batched or produced for customers' construction projects and then typically transported by mixer trucks and poured at the project site. The coarse aggregates used for ready mixed concrete are a washed material with limited amounts of fines (*i.e.*, dirt and clay). The Company operates ready mixed concrete plants in Arizona and Texas.

Asphalt is most commonly used in surfacing roads and parking lots and consists of liquid asphalt, or bitumen, the binding medium, and aggregates. Similar to ready mixed concrete, each asphalt batch is produced to customer specifications. The Company's asphalt operations are located in Arizona, California, Colorado and Minnesota and paving services are offered in California and Colorado.



Market dynamics for the downstream ready mixed concrete and asphalt product lines include a highly competitive environment and lower barriers to entry compared with the Company's upstream product lines of aggregates and cement.

End-Use Trends

- *According to the latest available data published by the U.S. Geological Survey, for the nine months ended September 30, 2023, estimated construction aggregates consumption decreased slightly compared with the nine months ended September 30, 2022, and for the eleven months ended November 30, 2023, cement consumption decreased slightly versus the comparable prior-year period.*

- *National not-seasonally-adjusted construction spending statistics for the twelve months ended December 31, 2023 versus the twelve months ended December 31, 2022, according to U.S. Census Bureau, reveal:*
  - *Total value of construction put in place increased 7%*
  - *Public construction spending increased 16%*
  - *Private nonresidential construction market spending increased 22%*
  - *Private residential construction market spending decreased 6%*

The principal end-use markets of the Building Materials business are public infrastructure (*i.e.*, highways; streets; roads; bridges; and schools); nonresidential construction (*i.e.*, manufacturing and distribution facilities; industrial complexes; office buildings; large retailers and wholesalers; healthcare; hospitality; and energy-related activity); and residential construction (*i.e.*, subdivision development; and single- and multi-family housing). Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast, collectively comprising the ChemRock/Rail market.

Public infrastructure projects can require several years to complete, while residential and nonresidential construction projects are usually completed within one year. Generally, customer purchase orders do not contain firm quantity commitments, regardless of end-use market. Therefore, management does not utilize a Company backlog in managing its business.

Infrastructure

The public infrastructure market accounted for 36% of the Company's aggregates shipments in 2023. The Company's shipments to this end-use market are in line with the most recent five-year average of 35% but remain slightly below the most recent ten-year average of 38%.

Public construction projects, once awarded, are typically seen through to completion. Thus, delays from weather or other factors can serve to extend the duration of the construction cycle. While construction spending in the public and private market sectors is affected by economic cycles, public infrastructure spending has been comparatively more stable due to the predictability of funding from federal, state and local governments. The Infrastructure Investments and Jobs Act (IIJ Act) was signed into law on November 15, 2021 and contains a five-year surface transportation reauthorization plus $110 billion in new funding for roads, bridges and other hard infrastructure projects.

State and local initiatives that support infrastructure funding, including gas tax increases, new funding mechanisms and other ballot initiatives, are increasing in size and number as these governments recognize the need for their expanded role in public infrastructure funding. In November 2023, 248 state and local ballot initiatives, or 88% of all infrastructure funding measures up for vote, were approved. These approved infrastructure initiatives are estimated to generate $7.0 billion in one-time and recurring revenues, with initiatives in Texas, the Company's largest revenue-generating state, accounting for $4.2 billion of this total.

Nonresidential

The nonresidential construction market accounted for 35% of the Company's aggregates shipments in 2023. Large industrial projects of scale led by energy and domestic manufacturing continue to lead the segment, accounting for the majority of total nonresidential shipments. The Company continues to expect enhanced federal investment from the Inflation Reduction Act and the Creating Helpful Incentives to Produce Semiconductors, or CHIPS Act, will further support and accelerate growth trends in this end use, including restructured manufacturing and energy supply chains and electric vehicle transition. While light nonresidential demand remained resilient through 2023 despite higher interest rates, high office vacancy rates and tighter commercial lending conditions, the Company expects 2024 demand in this segment to moderate, as it generally follows single-family residential development with a lag.



Residential

The residential construction market accounted for 24% of the Company's aggregates shipments in 2023. This end use typically moves in direct correlation with economic cycles. The Company's exposure to residential construction is split between aggregates used in the construction of subdivisions (including streets, sidewalks, utilities and storm and sewage drainage), single-family homes and multi-family units. Construction of both subdivisions and single-family homes is nearly three times more aggregates intensive than construction of multi-family units. Therefore, the level of new subdivision starts, as well as new single-family housing permits, is a strong leading indicator of residential volumes. For the year ended December 31, 2023, not seasonally-adjusted national housing starts decreased 9% to 1.41 million units compared with 2022 and not-seasonally-adjusted national housing permits decreased 12% versus 2022. As interest rates stabilize and affordability headwinds recede, the Company expects single-family residential construction to recover as demand still far exceeds supply, particularly in the Company's key markets.

ChemRock/Rail

The remaining 5% of the Company's 2023 aggregates shipments was to the ChemRock/Rail market, which includes ballast and agricultural limestone. Ballast is an aggregates product used to stabilize railroad track beds. Agricultural lime, a high-calcium carbonate material, is used as a supplement in animal feed, a soil acidity neutralizer and agricultural growth enhancer. Additionally, ChemRock/Rail includes rip rap (used as a stabilizing material to control erosion caused by water runoff at embankments, ocean beaches, inlets, rivers and streams), and high-calcium limestone (used as filler in glass, plastic, paint, rubber, adhesives, grease and paper). Chemical-grade, high-calcium limestone is used as a desulfurization material in utility plants.

Pricing Trends

Materials pricing for construction projects is generally based on terms committing to the availability of specified products of a stated quantity at an agreed-upon price during a definitive period. Since infrastructure projects span multiple years, announced price changes can have a lag time before taking effect while the Company sells products under existing price agreements. Pricing escalators included in multi-year infrastructure contracts serve to somewhat mitigate this effect. However, during periods of sharp or rapid increases in production costs, multi-year infrastructure contract pricing may provide only nominal pricing growth. Additionally, the Company may implement multiple price increases throughout the year, on a market-by-market basis, where appropriate, as was done in 2023 and 2022. Pricing is determined locally and is affected by supply and demand characteristics of the local market. For further information on pricing, see the discussion in the *Financial Overview* section.



AVERAGE SELLING PRICE PERCENT INCREASE OVER PRIOR YEAR
BY PRODUCT LINE

	2022	2023
Aggregates	10.6%	18.9%
Cement	16.9%	22.0%
Ready Mixed Concrete	11.3%	20.4%
Asphalt	23.6%	6.7%

Source: Company data



Cost Structure

Costs of revenues for the Building Materials business are components of costs incurred at the quarries, mines, cement plants, ready mixed concrete plants, asphalt plants, paving operations and distribution yards and facilities. Cost of revenues also includes the cost of resale materials, freight expenses to transport materials from a producing quarry or cement plant to a distribution yard or facility (internal freight), third-party freight and delivery costs incurred by the Company and then billed to customers (external freight) and production overhead costs.

Generally, the significant components of cost of revenues for the aggregates product line are (1) labor and benefits; (2) internal freight; (3) repairs and maintenance; (4) depreciation, depletion and amortization; (5) external freight; (6) supplies; (7) energy; and (8) contract services. In 2023, these categories represented 86% of the aggregates product line's total cost of revenues, excluding inventory change.



2023 COST OF REVENUES BY COMPONENT
AGGREGATES PRODUCT LINE
Labor & Benefits
18%
Repairs & Maintenance
12%
Depreciation, Depletion & Amortization
11%
9%
Supplies
8%
Energy
6%
Contract Services
14%
Other
Internal Freight
12%
External Freight
10%
Source: Company data
White Outline: Production Costs

Variable costs are expenses that fluctuate with the level of production volume, while fixed costs are expenses that do not vary based on production or sales volume. Production is the key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, components of energy, supplies and repairs and maintenance costs also increase in connection with higher production volumes. Accordingly, the Company's operating leverage can be substantial.

Generally, when the Company invests capital in facilities and equipment, increased capacity and productivity reduce labor and repair costs, and can offset increased fixed depreciation costs. However, the increased productivity and related efficiencies may not be fully realized in a lower-demand environment, resulting in under-absorption of fixed costs.

Wage and benefit inflation and other increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. During economic downturns, the Company reviews its operations and, where practical, temporarily idles certain sites. The Company is able to serve these markets with other open facilities that are in close proximity. In certain markets, management can create production "super crews" that work on a rotating basis at various locations. For example, within a market, a crew may work three days per week at one quarry and the other two workdays at another quarry. This has allowed the Company to responsibly manage headcount in periods of lower demand.

Cement production is a capital-intensive operation with high fixed costs to run plants that operate continuously with the exception of maintenance shutdowns. Kiln and finishing mill maintenance typically requires a plant to be shut down for a period of time as repairs are made. In 2023 and 2022, the cement operations incurred outage costs of $38.4 million and $33.3 million, respectively. The increase in outage costs in 2023 compared with 2022 is primarily attributable to first-time work on a clinker cooler and partial shell replacements in two kilns. The Company adjusts production levels in anticipation of planned maintenance shutdowns.

The production of ready mixed concrete and asphalt requires the use of cement and liquid asphalt raw materials, respectively. Therefore, fluctuations in availability and prices for these raw materials directly affect the Company's operating results.



Typically, diesel fuel represents the single-largest component of energy costs for the Building Materials business. The average cost per gallon was $3.25 and $4.01 in 2023 and 2022, respectively. Changes in energy costs also affect the prices that the Company pays for related supplies, including explosives, conveyor belting and tires. Further, the Company's contracts for shipping products on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Company if the price of fuel moves outside a stated range.

Building Materials Business' Key Considerations

Growth markets with limited supply of indigenous stone must be served via a long-haul distribution network

The U.S. Department of the Interior identified possible sources of indigenous rock and documented its limited supply in certain areas of the United States, including the coastal areas from Virginia to Texas. Further, certain interior United States markets may experience limited availability of locally sourced aggregates resulting from increasingly restrictive zoning, permitting and/or environmental laws and regulations. The Company's long-haul distribution network is used to supplement, or in many cases, wholly supply, the local crushed stone needs of these areas and provides the Company with the flexibility to effectively serve customers primarily in the Southwest and Southeast coastal markets.

The long-haul distribution network can also diversify market risk for locations that engage in long-haul transportation of aggregates products. This is particularly true where a producing quarry serves a local market and transports products via rail, water and/or truck to be sold in other markets. The risk of a downturn in one market may be somewhat mitigated by other markets served by the location.

Product shipments are moved by rail, water and truck through the Company's long-haul distribution network. The Company's rail network primarily serves its Texas, Florida, North Carolina, Colorado and Gulf Coast markets, while the Company's Bahamas and Nova Scotia locations transport materials via oceangoing ships. The Company's strategic focus includes expanding inland and offshore capacity and acquiring distribution yards and port locations to offload transported material. As of December 31, 2023, the Company's distribution network consisted of 76 aggregates yards and 5 cement terminals.



TRANSPORTATION COST PER TON PER MILE
AGGREGATES
27 tons per truck
19 - 38 cents/ton per mile
108 tons per railcar
3 - 10 cents/ton per mile
51,000 tons
per ship
0.4 - 1 cent/ton
per mile
27
108
51,000
Tons
Source: Company data

The Company's rail shipments result in continued reliance on railroad operations, including track congestion, crew and locomotive availability, the effects of adverse weather conditions and the ability to negotiate favorable railroad shipping contracts. Further, changes in the operating strategy of rail transportation providers can create operational inefficiencies and increased costs from the Company's rail network.



A portion of railcars and all ships in the Company's long-haul distribution network are under short- and long-term leases, some with purchase options, and contracts of affreightment. The limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services and ultimately the freight rates.

The Company has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports that expire in 2026 and 2027, respectively. These contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. The minimum requirements were met in 2023. There can be no assurance that such contracts will be renewed upon expiration or that terms will continue without significant increases.

Public infrastructure, historically, the Company's largest end-use market, is funded through a combination of federal, state and local sources

Transportation investments generally boost the economy by creating jobs and enhancing mobility and access, which are priorities of many of the government's economic plans. Public-sector construction related to transportation infrastructure is funded through a combination of federal, state and local sources. The federal highway bill, currently the IIJ Act, provides annual funding for public-sector highway construction projects and includes spending authorizations, which represent the maximum financial obligation that will result from the immediate or future outlays of federal funds for highway and transit programs. The federal government's surface transportation programs are funded mostly through the receipts of highway user taxes placed in the Highway Trust Fund, which is divided into the Highway Account and the Mass Transit Account. Revenues credited to the Highway Trust Fund are primarily derived from a federal gas tax, a federal tax on certain other motor fuels and interest on the accounts' accumulated balances. Of the currently imposed federal gas tax of $0.184 per gallon, which has been static since 1993, $0.15 is allocated to the Highway Account of the Highway Trust Fund.

Since most states are required to balance their budgets, reductions in revenues generally require a reduction in states' expenditures. However, the impact of state revenue reductions on highway investment will vary depending on whether the monies come from dedicated revenue sources, such as highway user fees, or whether portions are paid for with general funds.

In addition to federal appropriations, each state typically funds its infrastructure investment from specifically allocated amounts collected from various user fees, typically gasoline taxes and vehicle fees. States have assumed a significantly larger role in funding infrastructure investment, including initiating special-purpose taxes and raising state gas taxes. Management believes that financing at the state and local levels, such as bond issuances, toll roads, vehicle miles traveled fees and tax initiatives, will continue to grow and have a fundamental role in advancing infrastructure projects. State infrastructure investment generally leads to increased growth opportunities for the Company. The level of state public-works spending is varied across the nation and dependent upon individual state economies, and the degree to which the Company could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Building Materials business' ten largest revenue-generating states may disproportionately affect the Company's financial performance.

Governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Obligations of federal funds are a leading indicator of highway construction activity in the United States. Before a state or local department of transportation can solicit bids on an eligible construction project, it enters into an agreement with the Federal Highway Administration to obligate the federal government to pay its portion of the project cost. Federal obligations are subject to annual funding appropriations by Congress.

The need for surface transportation improvements continues to significantly outpace the amount of available funding. A large number of roads, highways and bridges built following the establishment of the Interstate Highway System in 1956 now require major repair or reconstruction. According to the latest information available from The Road Information Program (TRIP), a national transportation research group, vehicle travel on the nation's roads increased 18% from 2000 to 2022, while new lane road mileage increased only 9% over a similar period. TRIP also reports that 40% of the nation's major roads are in poor or mediocre condition, while 7% of the nation's bridges are in poor/structurally deficient condition. Additionally, there is an estimated backlog of $123 billion of improvements to the nation's highway system that requires an increase in annual investment from $23 billion to $57 billion for the next 20 years to address these improvements and meet mobility and modernization needs. Management believes infrastructure activity for 2024 and beyond should benefit from the IIJ Act and additional state and local infrastructure initiatives.

In addition to highways and bridges, transportation infrastructure includes aviation, mass transit, ports and waterways. Railroad construction continues to benefit from economic growth, which ultimately generates a need for additional maintenance and improvements.



Erratic weather can significantly impact operations

Production and shipment levels for the Building Materials business correlate with general construction activity, most of which occurs outdoors and, as a result, is affected by erratic weather, seasonal changes and other climate-related conditions. Typically, due to a general slowdown in construction activity during winter months, the first and fourth quarters experience lower production and shipment activity. As such, temperatures in the months of March and November can meaningfully affect the Company's first- and fourth-quarter results, respectively, where warm and/or moderate temperatures in March and November allow the construction season to start earlier and end later, respectively. Additionally, extreme heat during summer months can impact construction activities, as outdoor work may be limited to protect the health and safety of construction workers.

Excessive rainfall jeopardizes production efficiencies, shipments and profitability in all markets served by the Company. In particular, the Company's operations in the Atlantic and Gulf Coast regions of the United States and The Bahamas are at risk for hurricane activity from June through November, but most notably in August, September and October. The Company's California operations are at risk for flooding, wildfire activity and water use restrictions in severe drought conditions. Increased intensity and frequency of extreme weather events have been linked to climate change, and further global warming may increase the risk of adverse weather conditions.

Capital investment decisions driven by capital intensity of the Building Materials business and focus on land

The Company's organic capital program is designed to leverage construction market growth through investment in both permanent and portable facilities at the Company's operations. Over an economic cycle, the Company typically invests organic capital at an annual level that approximates depreciation expense. At mid-cycle and through cyclical peaks, organic capital investment typically exceeds depreciation expense, as the Company supports current capacity needs and future growth. Conversely, at a cyclical trough, the Company may reduce levels of capital investment. Regardless of cycle, the Company sets a priority of investing capital to ensure safe, environmentally sound and efficient operations, as well as to provide the highest quality of customer service and establish a foundation for future growth.

The Company is diligent in its focus on land opportunities, including potential new sites (greensites) and existing site expansion. Land purchases are usually opportunistic and can include contiguous property around existing quarry locations. Such property can serve as buffer property or additional mineral reserves, assuming regulatory hurdles can be cleared and the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry typically allows the expansion of the quarry footprint and an extension of quarry life.



Magnesia Specialties Business

The Magnesia Specialties business manufactures magnesia-based chemicals products for industrial, agricultural and environmental applications at its Manistee, Michigan facility. The Magnesia Specialties business produces and sells dolomitic lime from its Woodville, Ohio facility. Of 2023 total Magnesia Specialties revenues, 66% was attributable to chemicals products, 33% was attributable to lime and 1% was attributable to stone.



2023 TOTAL REVENUES BY PRODUCT LINE AND INDUSTRY
MAGNESIA SPECIALTIES BUSINESS
66%
Chemical
Products
33%
Lime
1%
Stone
62%
Other
Industries
38%
Steel
Industry
Source: Company data

In 2023, 78% of lime shipments was sold to third-party customers, while the remaining 22% was used internally as a raw material for the manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the domestic steel industry and, overall, 38% of Magnesia Specialties' 2023 total revenues was related to products used in the steel industry. Accordingly, a portion of the segment's revenues and profits is affected by production and inventory trends within the steel industry, which are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. The dolomitic lime business runs most profitably at 70% or greater steel capacity utilization. Domestic steel production averaged 74% of capacity in 2023 and 75% in 2022. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations.

While total revenues of the Magnesia Specialties business were predominantly derived from domestic customers in 2023, financial results can be affected by foreign currency exchange rates, increasing transportation costs or weak economic conditions in foreign markets. To mitigate the short-term effect of currency exchange rates, foreign transactions are denominated in United States dollars.

A significant portion of the Magnesia Specialties business' costs is of a fixed or semi-fixed nature. The production process requires the use of natural gas, coal and petroleum coke; therefore, fluctuations in their pricing directly affect operating results. To help mitigate this risk, the Company has fixed-price agreements for 81% of its 2024 energy needs for coal, petroleum coke and natural gas. For 2023, the segment's average cost per MMBtu (1,000,000 British thermal units) of natural gas decreased 19% versus 2022. Given high fixed costs, low capacity utilization can negatively affect the segment's results of operations. Management expects future organic profit growth to result from increased pricing, commercialization of new products, entry into new markets and optimization of overall product mix.





2023 COST OF REVENUES BY COMPONENT
MAGNESIA SPECIALTIES BUSINESS
Internal Freight
4%
Energy
17%
17%
Labor & Benefits
External Freight 14%
14%
Contract Services
Other 6%
Depreciation, Depletion & Amortization
6%
10%
Raw Materials
12%
Supplies
Source: Company data
White Outline: Production Costs

The Magnesia Specialties business is highly dependent on rail transportation, particularly for movement of dolomitic lime from Woodville to Manistee and direct customer shipments of dolomitic lime and magnesia chemicals products from both Woodville and Manistee. The segment can be affected by the risks mentioned in the long-haul distribution discussion in the *Building Materials Business' Key Considerations* section.

Environmental Regulation and Litigation

The expansion and growth of the aggregates industry is subject to increasing challenges from environmental and political advocates aiming to control the pace and direction of future development. Certain environmental groups have published lists of targeted municipal areas, including areas within the Company's marketplace, for environmental and suburban growth control. The effect of these initiatives on the Company's growth is typically localized. Further challenges are expected as the momentum of these initiatives ebb and flow. Rail and other transportation alternatives are being heralded by these special-interest groups as solutions to mitigate road traffic congestion and overcrowding.

The Company's operations are subject to and affected by federal, state and local laws, rules and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Company's operations may occasionally use substances classified as toxic or hazardous. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses.

Environmental operating permits are, or may be, required for certain of the Company's operations; such permits are subject to modification, renewal and revocation. New permits are generally required for opening new sites or for expansion at existing operations and can take several years to obtain. Moreover, land use, rezoning and special or conditional use permits are increasingly difficult to obtain. Once a permit is issued, the location is required to generally operate in accordance with the approved site plan.

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States' national air pollution control program that granted the United States Environmental Protection Agency (USEPA) authority to set limits on the level of various air pollutants. To be in compliance with National Ambient Air Quality Standards, a defined geographic area must be below established limits for six pollutants. Environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, delaying highway construction in municipal areas not in compliance with the Clean Air Act. The USEPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies or otherwise face fines or control by the USEPA. Included as nonattainment areas are several major metropolitan areas in the Company's markets, such as Houston/Brazoria/Galveston, Texas; Dallas/Fort Worth, Texas; Bexar County in San Antonio/New Braunfels, Texas; Denver, Colorado; Boulder, Colorado; Fort Collins/Greeley/Loveland, Colorado; Atlanta, Georgia; Baltimore, Maryland; Los Angeles-San



Bernardino Counties, California; Los Angeles – South Coast Basin, California; Phoenix/Mesa, Arizona; San Diego County, California; San Francisco Bay Area, California; San Joaquin Valley, California; and Sacramento County, California. Federal transportation funding has been directly tied to compliance with the Clean Air Act.

Large emitters (facilities that emit 25,000 metric tons or more per year) of greenhouse gases (GHG) must report GHG generation to comply with the USEPA's Mandatory Greenhouse Gases Reporting Rule (GHG Rule). The Company in 2023 filed annual reports in accordance with the GHG Rule relating to operations at its two cement plants in Texas, as well as its Magnesia Specialties facilities in Woodville, Ohio, and Manistee, Michigan, each of which emit certain GHG, including carbon dioxide, methane and nitrous oxide. If Congress passes additional legislation limiting GHG emissions, these operations will likely be subject to such legislation. The Company believes that any increased operating costs or taxes related to GHG emission limitations at its cement or Woodville operations would be passed on to its customers. The Manistee facility may have to absorb extra costs due to the regulation of GHG emissions in order to maintain competitive pricing in its markets. The Company cannot reasonably predict how much those increased costs may be.

The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management, based upon currently available facts, the likelihood is remote that the ultimate outcome of any litigation or other proceedings, including those pertaining to environmental matters, relating to the Company and its subsidiaries, will have a material adverse effect on the overall results of the Company's operations, cash flows or financial position.

FINANCIAL OVERVIEW

In 2023, the Company achieved record revenues, gross profit, diluted earnings per share and Adjusted EBITDA, extending its track record of profitability growth to twelve consecutive years. This section presents metrics for continuing operations.

Results of Operations

The discussion and analysis that follow reflect management's assessment of the financial condition and results of operations (MD&A) of the Company and should be read in conjunction with the audited consolidated financial statements. As discussed in more detail, the Company's operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors, and seasonal and other weather-related conditions. Accordingly, financial results for any year presented, or year-to-year comparisons of reported results, may not be indicative of future operating results. As permitted by the Securities and Exchange Commission (SEC) under the FAST Act Modernization and Simplification of Regulation S-K, the Company has elected to omit the discussion of the earliest period (2021) presented as it was included in its MD&A in its 2022 Annual Report on Form 10-K filed on February 24, 2023, incorporated by reference from Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" thereto.

The Company's Building Materials business generated the majority of consolidated total revenues and earnings from continuing operations. The following comparative analysis and discussion should be read within this context. Further, sensitivity analysis and certain other data are provided to enhance the reader's understanding of MD&A and are not intended to be indicative of management's judgment of materiality.



The Company's consolidated operating results and operating results as a percentage of total revenues are as follows:

years ended December 31 (in millions, except for % of total revenues)		2023	% of Total revenues		2022	% of Total revenues
Total Revenues	$	6,777.2	100.0	$	6,160.7	100.0
Total cost of revenues		4,754.6	70.2		4,737.4	76.9
Gross Profit		**2,022.6**	**29.8**		**1,423.3**	**23.1**
Selling, general and administrative expenses		442.8	6.5		396.7	6.4
Acquisition, divestiture and integration expenses		12.2			9.1	
Other operating income, net		(28.4)			(189.2)	
Earnings from Operations		**1,596.0**	**23.5**		**1,206.7**	**19.6**
Interest expense		165.3			169.0	
Other nonoperating income, net		(62.1)			(53.4)	
Earnings from continuing operations before income tax expense		1,492.8			1,091.1	
Income tax expense		292.5			234.8	
Earnings from continuing operations		1,200.3	17.7		856.3	13.9
(Loss) Earnings from discontinued operations, net of income tax (benefit) expense		(30.9)			10.5	
Consolidated net earnings		1,169.4			866.8	
Less: Net earnings attributable to noncontrolling interests		0.5			—	
Net Earnings Attributable to Martin Marietta	$	**1,168.9**	**17.2**	$	**866.8**	**14.1**

Consolidated Adjusted EBITDA

Earnings from continuing operations before interest; income taxes; depreciation, depletion and amortization; earnings/loss from nonconsolidated equity affiliates; acquisition, divestiture and integration expenses; and the nonrecurring gain on the divestiture of certain ready mixed concrete operations (Adjusted EBITDA) is an indicator used by the Company and investors to evaluate the Company's operating performance from period to period. Adjusted EBITDA is not defined by U.S. generally accepted accounting principles (GAAP) and, as such, should not be construed as an alternative to net earnings attributable to Martin Marietta, earnings from operations or operating cash flow. Since Adjusted EBITDA excludes some, but not all, items that affect net earnings and may vary among companies, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net earnings from continuing operations attributable to Martin Marietta to consolidated Adjusted EBITDA:

years ended December 31 (in millions)		2023		2022
Net earnings from continuing operations attributable to Martin Marietta	$	1,199.8	$	856.3
Add back (subtract):				
Interest expense, net of interest income		118.6		155.4
Income tax expense for controlling interests		292.3		234.8
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates		504.8		496.6
Acquisition, divestiture and integration expenses		12.2		9.1
Nonrecurring gain on divestiture		—		(151.9)
Consolidated Adjusted EBITDA	$	2,127.7	$	1,600.3



Mix-Adjusted Average Selling Price

Mix-adjusted average selling price (mix-adjusted ASP) is a non-GAAP measure that excludes the impacts of period-over-period product, geographic and other mix on the average selling price. Mix-adjusted ASP is calculated by comparing current-period shipments to like-for-like shipments in the comparable prior period. Management uses this metric to evaluate the realization of pricing increases and believes this information is useful to investors as it provides same-on-same pricing trends.

The following reconciles reported average selling price to mix-adjusted ASP and corresponding variances:

years ended December 31		2023		2022
Aggregates:				
Reported average selling price	$	19.84	$	16.68
Adjustment for impact of product, geographic and other mix		(0.28)		
Mix-adjusted ASP	$	19.56		
Reported average selling price variance		18.9%		
Mix-adjusted ASP variance		17.2%		
Cement - Continuing Operations:				
Reported average selling price	$	174.27	$	142.83
Adjustment for impact of product, geographic and other mix		(0.62)		
Mix-adjusted ASP	$	173.65		
Reported average selling price variance		22.0%		
Mix-adjusted ASP variance		21.6%		

Total Revenues

The following table presents total revenues for the Company and its reportable segments by product line for continuing operations:

years ended December 31 (in millions)		2023		2022
Building Materials business:				
East Group:				
Aggregates	$	2,592.5	$	2,294.3
Asphalt		198.9		194.2
Less: interproduct revenues		(28.0)		(20.4)
East Group Total		2,763.4		2,468.1
West Group:				
Aggregates		1,709.1		1,584.7
Cement		725.5		620.0
Ready mixed concrete		1,009.3		953.2
Asphalt and paving services		688.2		593.7
Less: interproduct revenues		(433.7)		(363.0)
West Group Total		3,698.4		3,388.6
Total Building Materials business		6,461.8		5,856.7
Magnesia Specialties		315.4		304.0
Total consolidated revenues	$	6,777.2	$	6,160.7



Gross Profit

The following table presents gross profit and gross margin data for the Company by product line for continuing operations:

years ended December 31 (dollars in millions)	2023		2022	
	Amount	% of Revenues	Amount	% of Revenues
Building Materials business:				
Aggregates	$ 1,378.1	32.0%	$ 983.8	25.4%
Cement	333.6	46.0%	202.7	32.7%
Ready mixed concrete	102.0	10.1%	70.7	7.4%
Asphalt and paving services	109.0	12.3%	81.0	10.3%
Total Building Materials business	1,922.7	29.8%	1,338.2	22.8%
Magnesia Specialties	97.1	30.8%	90.9	29.9%
Corporate	2.8	NM	(5.8)	NM
Consolidated gross profit	$ 2,022.6	29.8%	$ 1,423.3	23.1%

The increase in Building Materials business gross profit in 2023 compared with 2022 was primarily attributable to pricing growth and lower energy costs, which more than offset lower shipments and higher repairs and maintenance costs. Aggregates gross margin increased 660 basis points, as a result of pricing growth and lower diesel expense, offsetting lower shipments and higher production costs. Cement gross margin expanded 1,330 basis points, as pricing growth and lower energy costs more than offset lower shipments and higher raw materials and maintenance costs.

The increase in gross profit in Magnesia Specialties was driven by pricing gains in both the lime and chemical product lines, coupled with lower energy costs, which more than offset higher repair costs.

Corporate gross profit includes intercompany royalty and rental revenue and expenses, depreciation and unallocated operational expenses excluded from the Company's evaluation of business segment performance.

Building Materials. Shipment data and volume variances by product line for the Building Materials business are as follows:

years ended December 31 (in millions)	2023	2022	% Change
Aggregates tons	198.8	207.7	(4.3%)
Cement tons	4.0	4.2	(3.4%)
Ready mixed concrete cubic yards	6.5	7.4	(12.1%)
Asphalt tons	9.4	9.1	3.5%

Average selling price and pricing variances by product line for the Building Materials business are as follows:

years ended December 31	2023	2022	% Change
Aggregates - per ton	$ 19.84	$ 16.68	18.9%
Cement – per ton	$ 174.27	$ 142.83	22.0%
Ready mixed concrete – per cubic yard	$ 154.34	$ 128.15	20.4%
Asphalt – per ton	$ 65.90	$ 61.77	6.7%

Aggregates volume decreased 4.3% in 2023, driven by the Company's value-over-volume pricing strategy, an affordability-driven residential slowdown and moderation in portions of nonresidential construction. Aggregates pricing increased 18.9%, or 17.2% on a mix-adjusted basis, compared with 2022, due to the cumulative effect of 2022 and 2023 pricing actions.

Cement shipments decreased 3.4% in 2023 versus prior year driven by import pressures and general softening of market demand in South Texas. Cement pricing increased 22.0%, or 21.6% on a mix-adjusted basis, compared with 2022, driven by the impact of multiple price increases during 2022 and 2023.

Ready mixed concrete shipments decreased 12.1%, largely driven by the April 2022 divestiture of the Company's Colorado and Central Texas ready mixed concrete businesses. Pricing increased 20.4% from pricing actions implemented in all Arizona and Texas markets.



In 2023, asphalt pricing increased 6.7%. Shipments increased 3.5%, reflecting pent-up demand in many of the Company's Arizona and California markets.

Magnesia Specialties. In 2023, Magnesia Specialties reported total revenues of $315.4 million and gross profit of $97.1 million, representing increases of 3.8% and 6.9%, respectively, compared with 2022. The profitability increase in 2023 reflects pricing gains in both the lime and chemical product lines and lower energy costs, which more than offset higher repair costs and lower sales volumes of chemical products.

Selling, General and Administrative Expenses

SG&A expenses for 2023 and 2022 were 6.5% and 6.4% of total revenues, respectively.

Other Operating Income, Net

Other operating income, net, is comprised generally of gains and losses on the sale of assets; recoveries and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense, depreciation expense and gains and losses related to asset retirement obligations. These net amounts represented income of $28.4 million in 2023 and $189.2 million in 2022. In 2023, other operating income, net, included $19.5 million of gains on land sales. In 2022, other operating income, net, included a $151.9 million pretax gain on the divestiture of the Colorado and Central Texas ready mixed concrete operations.

Earnings from Operations

Consolidated earnings from operations were $1.60 billion and $1.21 billion in 2023 and 2022, respectively.

Interest Expense

Interest expense was $165.3 million in 2023 and $169.0 million in 2022.

Other Nonoperating Income, Net

Other nonoperating income, net, is comprised generally of interest income; foreign currency transaction gains and losses; pension and postretirement benefit cost (excluding service cost); net equity earnings from nonconsolidated investments and other miscellaneous income and expenses. Consolidated other nonoperating income, net, was $62.1 million in 2023 and $53.4 million in 2022. In 2023, other nonoperating income, net, included $46.7 million of interest income and $8.9 million of third-party railroad track maintenance expense. Other nonoperating income, net, for 2022 included $13.6 million of interest income, a $12.0 million pretax gain related to the repurchase of the Company's debt and $8.2 million of third-party railroad track maintenance expense.

Income Tax Expense

Variances in the estimated effective income tax rates, when compared with the statutory corporate income tax rate, are due primarily to the statutory depletion deduction for mineral reserves, the effect of state income taxes, stock compensation deductions, and the impact of foreign income or losses for which no tax expense or benefit is recognized. Additionally, certain acquisition-related expenses have limited deductibility for income tax purposes.

The permanent benefit associated with the statutory depletion deduction for mineral reserves is typically the significant driver of the variance in the estimated effective income tax rate compared with the statutory rate. The statutory depletion deduction is calculated as a percentage of revenues subject to certain limitations. Due to these limitations, changes in sales volumes and pretax earnings may not proportionately affect the statutory depletion deduction and the corresponding impact on the effective income tax rate. However, the impact of the depletion deduction on the estimated effective tax rate is inversely affected by increases or decreases in pretax earnings.

The Company's estimated effective income tax rate for the years ended December 31, 2023 and 2022 was 19.6% and 21.5%, respectively. The lower 2023 effective income tax rate versus 2022 was primarily driven by the impact of the divestiture of the Colorado and Central Texas ready mixed concrete businesses in 2022.

The effective income tax rate for 2023 and 2022 included an $11.2 million and $10.3 million discrete benefit from financing third-party railroad track maintenance, respectively. In exchange, the Company received a federal income tax credit and deduction.



Discontinued Operations

Since October 1, 2021, and through their respective divestiture dates, the financial results of the California cement businesses and certain California ready mixed concrete operations acquired as part of the Lehigh West Region acquisition were reported as discontinued operations. The Company sold the Tehachapi, California cement plant on October 31, 2023 and the Stockton, California cement import terminal on May 3, 2023. Additionally, the Redding cement plant, related cement terminals and 14 ready mixed concrete plants were sold in June 2022. The collective businesses generated a loss of $30.9 million in 2023 and earnings of $10.5 million in 2022, net of expenses associated with the divestitures and income tax (benefit) expense.

Net Earnings and Earnings Per Diluted Share From Continuing Operations Attributable to Martin Marietta

Net earnings from continuing operations attributable to Martin Marietta were $1.20 billion, or $19.32 per diluted share, for 2023 and $856.3 million, or $13.70 per diluted share, for 2022.

Liquidity and Cash Flows

Operating Activities

Generally, the Company's primary source of liquidity is cash generated from operating activities. Operating cash flow is substantially derived from consolidated net earnings, before deducting depreciation, depletion and amortization, and offset by working capital requirements. Cash provided by operations was $1.53 billion in 2023 and $991.2 million in 2022. The primary driver of the increase in cash provided by operations in 2023 was higher earnings and improved working capital utilization.



Investing Activities

Net cash provided by investing activities was $458.7 million in 2023 and net cash used for investing activities was $483.8 million in 2022. The 2023 amount reflected $700.0 million in proceeds from the sale of restricted investments, which the Company had invested in during 2022 and which were used to repay discharged debt and related interest in 2023 (see *Capital Structure and Resources* section).

Cash paid for property, plant and equipment additions was $650.3 million in 2023 and $481.8 million in 2022.

Pretax proceeds from divestitures and sales of assets were $426.5 million in 2023 and $687.1 million in 2022.

Financing Activities

Net cash used for financing activities was $1.06 billion in 2023 and $407.5 million in 2022. The 2023 amount reflects using $700.0 million to repay discharged debt and related interest.



During 2022, the Company repurchased $67.7 million (par value) of its Senior Notes, resulting in a pretax gain of $12.0 million.

For the years ended December 31, 2023 and 2022, the Board of Directors approved total cash dividends on the Company's common stock of $2.80 per share and $2.54 per share, respectively. Total cash dividends paid were $174.0 million in 2023 and $159.1 million in 2022.

In each of 2023 and 2022, the Company repurchased 0.4 million shares of its common stock for a total cost of $150.0 million. In 2023 and 2022, the average cost was $393.16 per share and $358.56 per share, respectively.

Capital Structure and Resources

Long-term debt, including current maturities, was $4.35 billion at December 31, 2023, and was in the form of publicly-issued long-term notes and debentures.

On September 29, 2022, the Company satisfied and discharged its $700 million of 0.650% Senior Notes due 2023 (the 0.650% Senior Notes), which were issued in July 2021. In connection with the satisfaction and discharge, the Company irrevocably deposited funds in an amount sufficient to satisfy all remaining principal and interest payments on the 0.650% Senior Notes with Regions Bank (the Trustee). The money was placed in a fund that invested exclusively in U.S. Treasury securities and was classified as *Restricted investments (to satisfy discharged debt and related interest)* on the consolidated balance sheet at December 31, 2022. The Company utilized existing cash resources to fund the satisfaction and discharge. The 0.650% Senior Notes remained on the Company's consolidated balance sheet at December 31, 2022 and continued to accrete to their par value over the period until maturity. On July 17, 2023, the deposited funds were applied to satisfy the remaining principal and interest payments and the 0.650% Senior Notes have been paid in full.

The Company, through a wholly-owned special-purpose subsidiary, has a $400.0 million trade receivable securitization facility (the Trade Receivable Facility). In September 2023, the Company extended the maturity of the Trade Receivable Facility to September 19, 2024. The Trade Receivable Facility is backed by eligible trade receivables, as defined. Borrowings are limited to the lesser of the facility limit or the borrowing base, as defined. These receivables are originated by the Company and then sold or contributed to the wholly-owned special-purpose subsidiary. The Company continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special-purpose subsidiary. The Trade Receivable Facility contains a cross-default provision to the Company's other debt agreements. Subject to certain conditions, including lenders providing the requisite commitments, the Trade Receivable Facility may be increased to a borrowing base not to exceed $500.0 million. There were no outstanding borrowings on the Trade Receivable Facility as of December 31, 2023.

The Company has an $800.0 million five-year senior unsecured revolving facility (the Revolving Facility), which matures in December 2028. There were no outstanding borrowings on the Revolving Facility as of December 31, 2023. The Revolving Facility requires the Company's ratio of consolidated net debt-to-consolidated EBITDA, as defined, for the trailing-twelve months (the Ratio) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Company may exclude from the Ratio debt incurred in connection with certain acquisitions during the quarter or the three preceding quarters so long as the Ratio calculated without such exclusion does not exceed 4.00x. Additionally, if there are no amounts outstanding under the Revolving Facility and the Trade Receivable Facility, consolidated debt, including debt for which the Company is a guarantor, shall be reduced in an amount equal to the lesser of $500.0 million or the sum of the Company's unrestricted cash and temporary investments, for purposes of the covenant calculation. The Company was in compliance with the Ratio and other requirements under the Revolving Credit Facility at December 31, 2023.

Total equity was $8.03 billion at December 31, 2023. At that date, the Company had an accumulated other comprehensive loss of $49.2 million, primarily resulting from unrecognized prior service cost and actuarial loss related to pension benefits.

Pursuant to authority granted by its Board of Directors, the Company can repurchase up to 20 million shares of common stock. As of December 31, 2023, the Company had 12.7 million shares remaining under the repurchase authorization. Future share repurchases are at the discretion of management.

At December 31, 2023, the Company had $1.27 billion in unrestricted cash and short-term investments that are considered cash equivalents. The Company manages its cash and cash equivalents to ensure short-term operating cash needs are met and excess funds are managed efficiently. The Company funds shortages in operating cash through credit facilities. The Company utilizes excess cash to either pay down credit facility borrowings or invest in money market funds, money market demand deposit accounts or Eurodollar time deposit accounts. Money market demand deposits and Eurodollar time deposit accounts are exposed to bank



solvency risk. Money market demand deposit accounts are FDIC insured up to $250,000. The Company's investments in bank funds generally exceed the FDIC insurance limit.

Cash on hand, along with the Company's projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, is expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. Borrowings under the Revolving Facility are unsecured and may be used for general corporate purposes. The Company's ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. At December 31, 2023, the Company had $1.20 billion of unused borrowing capacity under its Revolving Facility and Trade Receivable Facility.

The Company may be required to obtain additional financing in order to fund certain strategic acquisitions or to refinance outstanding debt. The Company is exposed to credit markets through the interest cost related to borrowings under its Revolving Facility and Trade Receivable Facility.

Contractual and Off Balance Sheet Obligations

Postretirement medical benefits will be paid from the Company's assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan. At December 31, 2023, the Company's recorded benefit obligation related to these benefits totaled $8.3 million.

The Company has other retirement benefits related to pension plans. At December 31, 2023, the fair value of the qualified pension plans' assets exceeded the projected benefit obligation by $307.8 million. The Company estimates that it will make contributions of $25.0 million to qualified pension plans in 2024. Any contributions beyond 2024 are currently undeterminable and will depend on the investment return on the related pension assets. At December 31, 2023, the Company had a total obligation of $100.2 million related to unfunded nonqualified pension plans and expects to make contributions of $7.7 million to these plans in 2024.

In connection with normal, ongoing operations, the Company enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land and mineral reserves. Additionally, the Company enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. At December 31, 2023, the Company had $395.5 million in operating lease obligations and $200.4 million in finance lease obligations, representing the present value of future payments, which include $16.3 million of lease obligations classified as held for sale. The imputed interest on operating and finance lease obligations was $175.3 million. Management anticipates that, in the ordinary course of business, the Company will enter into additional royalty agreements for land and mineral reserves during 2024. As permitted, short-term leases are excluded from Accounting Standards Codification 842, *Leases* (ASC 842) requirements and future noncancelable obligations for these leases as of December 31, 2023 are immaterial.

As of December 31, 2023, future interest payable on the Company's publicly-traded debt through the various maturity dates was $1.97 billion. The Company had obligations related to contracts of affreightment not accounted for as a lease and royalty agreements totaling $69.1 million and $148.8 million, respectively, as of December 31, 2023. The Company had purchase commitments for property, plant and equipment of $162.1 million as of December 31, 2023. In addition, as of December 31, 2023, the Company has a purchase commitment for 394 railcars at an aggregate value of $42.7 million. The Company also had other purchase obligations related to energy and service contracts which totaled $233.1 million as of December 31, 2023.

Contingent Liabilities and Commitments

The Company has entered into standby letter of credit agreements relating to certain insurance claims, contract performance and permit requirements. At December 31, 2023, the Company had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $32.2 million.

In the normal course of business, at December 31, 2023, the Company was contingently liable for $698.3 million in surety bonds, which guarantee its own performance and are required by certain states and municipalities and their related agencies. The Company has indemnified the underwriting insurance companies against any exposure under the surety bonds. In the Company's past experience, no material claims have been made against these financial instruments.



OTHER FINANCIAL INFORMATION

Critical Accounting Policies and Estimates

The Company's audited consolidated financial statements include certain critical estimates regarding the effect of matters that are inherently uncertain. These estimates require management's subjective and complex judgments. Amounts reported in the Company's consolidated financial statements could differ materially if management used different assumptions in making these estimates, resulting in actual results differing from those estimates. Methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Company's Audit Committee. Management's determination of the critical nature of accounting estimates and judgments may change from time to time depending on facts and circumstances that management cannot currently predict.

Impairment Review of Goodwill

Goodwill is required to be tested annually for impairment. An interim review is performed between annual tests if facts and circumstances indicate a potential impairment. The Company performs its impairment evaluation as of October 1, which represents the annual evaluation date. The impairment review of goodwill is a critical accounting estimate because goodwill (excluding goodwill allocated to assets held for sale) represented 22% of the Company's total assets at December 31, 2023; the review requires management to apply judgment and make key assumptions; and an impairment charge could be material to the Company's financial condition and results of operations.

Certain operating segments within the Building Materials business meet the aggregation criteria and are consolidated into reportable segments for financial reporting. The Company's reporting units, which represent the level at which goodwill is tested for impairment, are based on the operating segments of the Building Materials business. Goodwill is assigned to the respective reporting unit(s) based on the location of acquisitions at the time of consummation. If subsequent organizational changes result in operations being transferred to a different reporting unit, a proportionate amount of goodwill is transferred from the former to the new reporting unit. For divestitures, goodwill is allocated on a proportional basis based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining.

The Southwest Division is the most significant reporting unit and includes $1.5 billion of the Company's goodwill, excluding amounts classified as held for sale. At December 31, 2023, the Company allocated $260.0 million of goodwill to assets held for sale for a pending divestiture in the Southwest Division. There is also $1.1 billion of goodwill in the West Division reporting unit. There is no goodwill related to the Magnesia Specialties business.

Goodwill is tested for impairment by comparing the reporting unit's fair value to its carrying value, which represents a Step-1 analysis. However, prior to Step 1, the Company may perform an optional qualitative assessment, or Step 0. As part of the qualitative assessment, the Company considers, among other things, the following events and circumstances: macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business or reporting unit-specific events. If the Company concludes it is more-likely-than-not (*i.e.*, a likelihood of more than 50%) that a reporting unit's fair value is higher than its carrying value, the Company does not perform any further goodwill impairment testing for that reporting unit. Otherwise, it proceeds to Step 1 of its goodwill impairment analysis. If the reporting unit's fair value exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a Step-1 failure and results in an impairment charge. When the Company validates its conclusion by measuring fair value, it may resume performing a qualitative assessment for a reporting unit in any subsequent period. The Company may bypass the qualitative assessment for any reporting unit in any period and proceed directly with the quantitative calculation in Step 1. The Company performs a Step-1 analysis for all its reporting units every three years.

For the 2023 annual impairment evaluation, the Company performed a Step-0 analysis for all reporting units and concluded that it is more-likely-than-not that each of the reporting units' fair value exceeded its carrying value.

Any potential impairment charges from future evaluations represent a risk to the Company.



Pension Benefit Obligation and Pension Expense – Selection of Assumptions

The Company sponsors noncontributory defined benefit pension plans that cover substantially all employees and a Supplemental Excess Retirement Plan (SERP) for certain retirees (see Note J to the consolidated financial statements). Annually, as of December 31, management remeasures the defined benefit pension plans' projected benefit obligation based on the present value of the projected future benefit payments to all participants for services rendered to date, reflecting expected future pay increases through the participants' expected retirement dates. A discount rate assumption is selected annually based on corporate bond rates as of the measurement date to calculate the present value of the projected benefit obligation.

Annual pension expense, referred to as net periodic benefit cost within the consolidated financial statements, (inclusive of SERP expense) consists of several components:

- *Service Cost,* which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels to assumed retirement dates;

- *Interest Cost,* which represents one year's additional interest on the projected benefit obligation;

- *Expected Return on Assets,* which represents the expected investment return on pension plan assets; and

- *Amortization of Prior Service Cost and Actuarial Gains and Losses,* which represents components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service already accrued. At December 31, 2023, unrecognized prior service cost was $42.4 million. Management currently expects to amortize $5.9 million of the unrecognized prior service cost in 2024. Actuarial gains and losses arise from changes in assumptions regarding future events, a change in the benefit obligation resulting from experience different from assumed or when actual returns on pension assets differ from expected returns. At December 31, 2023, the unrecognized actuarial loss was $63.4 million. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10% of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. The calculation is performed on a plan-by-plan basis. Management currently expects to amortize $1.5 million of the unrecognized actuarial loss in 2024.

The aforementioned components are calculated annually to determine the annual pension expense.

Management believes the selection of assumptions related to the annual pension expense and related projected benefit obligation is a critical accounting estimate due to the high degree of volatility in the expense and obligation dependent on selected assumptions. The key assumptions are as follows:

- The *discount rate* is used to present value the projected benefit obligation and represents the current rate at which the projected benefit obligations could be effectively settled.

- The *expected long-term rate of return on pension plan assets* is used to estimate future asset returns and should reflect the average rate of long-term earnings on assets invested to provide for the benefits included in the projected benefit obligation.

- The *mortality table* and *mortality improvement scale* represent published statistics on the expected lives of people.

- The *rate of increase in future compensation levels* is used to project the pay-related pension benefit formula and should estimate actual future compensation levels.

Management's selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Company selected a hypothetical portfolio of Moody's Aa bonds, with maturities that match the benefit obligations, to determine the discount rate. At December 31, 2023, the Company selected a discount rate assumption of 5.58%, a 30-basis-point decrease compared with the December 31, 2022 assumption. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption can have a significant impact on the annual pension expense and the projected benefit obligation.

Management's selection of the rate of increase in future compensation levels, which reflects cost of living adjustments and merit and promotion increases, is generally based on the Company's historical increases in pensionable earnings, while giving consideration to any future expectations. A higher rate of increase results in higher pension expense and a higher projected benefit obligation. The assumed long-term rate of increase is 4.50%.



Management's selection of the expected long-term rate of return on pension fund assets is based on the current asset class mix of the Company's pension plan assets, current capital market conditions and a stochastic forecast of future conditions. Based on the currently projected returns on these assets and related expenses, the Company selected an expected return on assets of 6.75%, the same as the prior-year rate.

The following table presents the expected return on pension assets as compared with the actual return on pension assets:

(in millions)	Expected Return on Pension Assets	Actual Return on Pension Assets
2023	$71.4	$123.1
2022	$77.3	($171.4)

The difference between the expected return and the actual return on pension assets is included in actuarial gains and losses, which are amortized into annual pension expense as previously described.

At December 31, 2023 and 2022, the Company estimated the remaining lives of participants in the pension plans using the Society of Actuaries' Pri-2012 Base Mortality Table. The no-collar table was used for salaried participants and the blue-collar table was used for hourly participants, both adjusted to reflect the historical experience of the Company's participants and a geospatial mortality analysis. The Company selected the MP-2020 scale for mortality improvement at December 31, 2023 and 2022.

Assumptions are selected on December 31 to calculate the succeeding year's expense. The assumptions selected at December 31, 2023 are as follows:

Discount rate	5.58%
Rate of increase in future compensation levels	4.50%
Expected long-term rate of return on assets	6.75%
Average remaining service period for participants	9 years
Mortality Tables:	
Base Table	Pri-2012
Mortality Improvement Scale	MP-2020

Using these assumptions, the Company's pension benefit obligation as of December 31, 2023 was $969.2 million and 2024 pension expense is expected to be approximately $21.0 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the obligation and expected expense:

- A 25-basis-point change in the discount rate would have changed the December 31, 2023 pension benefit obligation by approximately $29.4 million.

- A 25-basis-point change in the discount rate would change the 2024 expected expense by approximately $1.2 million.

- A 25-basis-point change in the expected long-term rate of return on assets would change the 2024 expected expense by approximately $2.9 million.

The Company made pension plan and SERP contributions of $31.8 million in 2023 and $352.1 million during the five-year period ended December 31, 2023. In total, the Company's pension plans are overfunded (fair value of plan assets exceeds the projected benefit obligation) by $207.6 million at December 31, 2023. The Company's projected benefit obligation was $969.2 million at December 31, 2023, an increase of $111.6 million, or 13%, versus the prior year, driven by the lower discount rate compared with the prior year. The Company expects to make pension plan and SERP contributions of $32.7 million in 2024, of which $25.0 million is voluntary.



Estimated Effective Income Tax Rate

The Company uses the liability method to determine its provision for income taxes. Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of financial reporting versus tax basis differences using statutory income tax rates and management's judgment with respect to any valuation allowances on deferred tax assets and accruals for uncertain tax positions. The result is management's estimate of the annual effective tax rate (the ETR).

Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Company conducts business. Changes in the statutory tax rates and/or tax laws in these jurisdictions can have a material impact on the ETR. The effect of these changes, if material, is recognized when the change is enacted.

As prescribed by these tax regulations, as well as U.S. generally accepted accounting principles, the manner in which revenues and expenses are recognized for financial reporting and income tax purposes is not always the same. Therefore, these differences between the Company's pretax income for financial reporting purposes and the amount of taxable income for income tax purposes are treated as either temporary or permanent, depending on their nature.

Temporary differences reflect revenues or expenses that are recognized in financial reporting in one period and taxable income in a different period. An example of a temporary difference is the use of the straight-line method of depreciation of machinery and equipment for financial reporting purposes and the use of an accelerated method for income tax purposes. Temporary differences result in differences between the financial reporting basis and tax basis of assets or liabilities and give rise to deferred tax assets or liabilities (*i.e.*, future tax deductions or future taxable income). Therefore, when temporary differences occur, they are offset by a corresponding change in a deferred tax account. As such, total income tax expense as reported in the Company's consolidated statements of earnings is not changed by temporary differences.

The Company has deferred tax liabilities, primarily for right-of-use assets, property, plant and equipment, goodwill and other intangibles, employee pension and postretirement benefits and partnerships and joint ventures. The deferred tax liabilities attributable to property, plant and equipment relate to accelerated depreciation and depletion methods used for income tax purposes as compared with the straight-line and units-of-production methods used for financial reporting purposes. These temporary differences will reverse over the remaining useful lives of the related assets. The deferred tax liabilities attributable to goodwill arise as a result of amortizing goodwill for income tax purposes but not for financial reporting purposes. This temporary difference reverses when goodwill is written off for financial reporting purposes, either through divestitures or an impairment charge. The timing of such events cannot be estimated. The deferred tax liabilities attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income tax purposes compared with deductions for financial reporting purposes based on accounting standards. The reversal of these differences depends on the timing of the Company's contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax liabilities attributable to partnerships and joint ventures relate to the difference between the tax basis of the investments in partnerships and joint ventures when compared to the basis for financial reporting purposes. The temporary difference reverses through differences recognized over the life of the investment or through divestiture.

The Company has deferred tax assets, primarily for inventories, valuation reserves, stock-based compensation awards, unrecognized losses related to the funded status of the pension and postretirement benefit plans, lease liabilities, net operating loss carryforwards and tax credit carryforwards. The deferred tax assets attributable to inventories and valuation reserves relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for financial reporting purposes versus income tax purposes. For financial reporting purposes, the fair value of the awards is deducted ratably over the requisite service period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to substantial risk of forfeiture. The Company reflects all excess tax benefits and tax deficiencies in income tax expense as a discrete event in the period in which the award vests or settles, increasing volatility in the income tax rate from period to period.

Property, Plant and Equipment

Net property, plant and equipment (excluding the amount allocated to assets held for sale) represented 41% of total assets at December 31, 2023.



Aggregates mineral reserves and mineral interests are components within the property, plant and equipment balance on the consolidated balance sheets. The Company evaluates aggregates reserves, including those used in the cement manufacturing process, in several ways, depending on the geology at a particular location and whether the location is a greensite, an acquisition or an existing operation. Greensites require an extensive drilling program before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see *Environmental Regulation and Litigation* section). The depth of overburden and the quality and quantity of the aggregates reserves are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Company's analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties, for quality control, calculating overburden volumes and for mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to verify the total reserves.

Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled and the objective of the sampling. The Company's objectives are to ensure that the underlying deposit meets aggregate specifications and that the total reserves on site are sufficient for mining and economically recoverable. Locations underlain with hard rock deposits, such as granite and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregate's use and standard to the aggregates industry. The number, depth and spacing of the holes are determined by the size of the site and the complexity of the site-specific geology. Some geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay pockets, thickness of formations and weathering.

The quality of reserves within a deposit can vary. Construction contracts, for the infrastructure market in particular, include specifications related to the aggregates material properties. If a limiting characteristic in the deposit is discovered, the aggregates material may not meet the required specifications. Although it is possible that the aggregates material can still be used for non-specification uses, this can have an adverse impact on the Company's ability to serve certain customers or the Company's profitability. In addition, other factors can arise that influence the Company's ability to develop reserves, including geological occurrences, mining practices, environmental requirements and zoning ordinances.

Locations underlain with sand and gravel are typically drilled using auger or sonic methods, whereby a corkscrew or hollow-stem tooling brings up material from below the ground, which is then sampled. Deposits in these locations are typically limited in thickness. Additionally, the deposit's quality and sand-to-gravel ratio can vary both horizontally and vertically. The extent and type of drilling is determined by the characteristics and the continuity of the deposit.

In determining the amount of reserves, evaluations are completed by or under the supervision of qualified person(s) using industry best practices and internal controls defined by the Company. The designations the Company uses for reserve categories, and those recognized by the aggregate industry are summarized as follows:

Mineral Reserves – Mineral reserves are an estimate of tonnage and grade or quality that, in the opinion of a qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a mineral [deposit], which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Reserves are categorized as Proven and Probable and represent net tons after consideration of applicable losses incurred during mining and plant processing.

Proven Reserves – Proven reserves are the portion of a mineral deposit for which quantity and quality are estimated on the basis of conclusive evidence from closely spaced drilling and sampling.

Probable Reserves – Probable reserves are estimated on the basis of less geologic evidence but are considered adequate for determining the quantity and quality.

The Company's proven and probable reserves reflect reasonable economic and operating constraints and also include reserves at the Company's inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Company has historically been successful in obtaining and maintaining appropriate zoning and permitting (see *Environmental Regulation and Litigation* section). The Company bases estimates on the information known at the time of determination and regularly reevaluates reserves whenever new information indicates a material change in reserves at one of the Company's sites.



Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an excess earnings approach for the life of the proven and probable reserves.

The Company uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. For 2023, depletion expense was $52.8 million.

The Company begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Capitalized quarry development costs are classified as land improvements.

New mining areas may be developed at existing quarries in order to access additional reserves. When this occurs, management reviews the facts and circumstances of each situation in making a determination as to the appropriateness of capitalizing or expensing the related pre-production development costs. If the additional mining location operates in a separate and distinct area of a quarry, the costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Further, a separate asset retirement obligation is created for additional mining areas when the liability is incurred. Once a new mining area enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs.

Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Company has not recognized significant losses on the disposal or retirement of fixed assets.

Forward-Looking Statements – Safe Harbor Provisions Under the Private Securities Litigation Reform Act of 1995

If you are interested in Martin Marietta stock, management recommends that, at a minimum, you read the Company's current annual report and Forms 10-K, 10-Q and 8-K reports to the Securities and Exchange Commission (SEC) over the past year. The Company's recent proxy statement for the annual meeting of shareholders also contains important information. These and other materials that have been filed with the SEC are accessible through the Company's website at www.martinmarietta.com and are also available at the SEC's website at www.sec.gov. You may also write or call the Company's Corporate Secretary, who will provide copies of such reports.

Investors are cautioned that all statements in this Annual Report that relate to the future involve risks and uncertainties, and are based on assumptions that the Company believes in good faith are reasonable but which may be materially different from actual results. These statements, which are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and 27A of the Securities Act of 1933, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, provide the investor with the Company's expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only to historical or current facts. They may use words such as "anticipate," "may," "expect," "should," "believe," "project," "intend," "will," and other words of similar meaning in connection with future events or future operating or financial performance. In addition to the statements included in this report, we may from time to time make other oral or written forward-looking statements in other filings under the Securities Exchange Act of 1934 or in other public disclosures. Any or all of management's forward-looking statements here and in other publications may turn out to be wrong.

These forward-looking statements are subject to risks and uncertainties, and are based on assumptions that may be materially different from actual results, and include, but are not limited to:

- the ability of the Company to face challenges, including shipment declines resulting from economic events beyond the Company's control;

- a widespread decline in aggregates pricing, including a decline in aggregates shipment volume negatively affecting aggregates price;

- the history of both cement and ready mixed concrete being subject to significant changes in supply, demand and price fluctuations;

- the termination, capping and/or reduction or suspension of the federal and/or state fuel tax(es) or other revenue related to public construction;

- the level and timing of federal, state or local transportation or infrastructure or public projects funding, most particularly in Texas, North Carolina, Colorado, California, Georgia, Minnesota, Arizona, Iowa, Florida and Indiana;



- the United States Congress' inability to reach agreement among themselves or with the Executive Branch on policy issues that impact the federal budget;

- the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures;

- levels of construction spending in the markets the Company serves;

- a reduction in defense spending and the subsequent impact on construction activity on or near military bases;

- a decline in energy-related construction activity resulting from a sustained period of low global oil prices or changes in oil production patterns or capital spending, particularly in Texas and West Virginia;

- sustained high residential mortgage interest rates and other factors that have resulted in a slowdown in residential construction in some geographies;

- unfavorable weather conditions, particularly Atlantic Ocean, Pacific Ocean and Gulf of Mexico storm and hurricane activity, wildfires, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by the Company, any of which can significantly affect production schedules, volumes, product and/or geographic mix and profitability;

- the volatility of fuel costs and energy, particularly diesel fuel, electricity, natural gas and the impact on the cost, or the availability generally, of other consumables, namely steel, explosives, tires and conveyor belts, and with respect to the Company's Magnesia Specialties business, natural gas;

- continued increases in the cost of other repair and supply parts;

- construction labor shortages and/or supply chain challenges;

- unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/or significant disruption to production facilities;

- the resiliency and potential declines of the Company's various construction end-use markets;

- the potential negative impacts of new waves of outbreak of diseases, epidemic or pandemic, or similar public health threat, or fear of such event and its related economic or societal response, including any impact on the Company's suppliers, customers, or other business partners as well as on its employees;

- the performance of the United States economy;

- increasing governmental regulation, including environmental laws and climate change regulations at the federal and state levels;

- transportation availability or a sustained reduction in capital investment by the railroads, notably the availability of railcars, locomotive power and the condition of rail infrastructure to move trains to supply the Company's Texas, Colorado, Florida, Carolinas and Gulf Coast markets, including the movement of essential dolomitic lime for magnesia chemicals to the Company's plant in Manistee, Michigan and its customers;

- increased transportation costs, including increases from higher or fluctuating passed-through energy costs or fuel surcharges, and other costs to comply with tightening regulations, as well as higher volumes of rail and water shipments;

- availability of trucks and licensed drivers for transport of the Company's materials;

- availability and cost of construction equipment in the United States;

- weakening in the steel industry markets served by the Company's dolomitic lime products;

- potential impact on costs, supply chain, oil and gas prices, or other matters relating to geopolitical conflicts, including the war between Russia and Ukraine, the war in Israel and related conflict in the Middle East and the conflict between China and Taiwan;

- trade disputes with one or more nations impacting the U.S. economy, including the impact of tariffs on the steel industry;

- unplanned changes in costs or realignment of customers that introduce volatility to earnings, including that of the Magnesia Specialties business that is running at capacity;

- proper functioning of information technology and automated operating systems to manage or support operations;

- inflation and its effect on both production and interest costs;

- the concentration of customers in construction markets and the increased risk of potential losses on customer receivables;



- the impact of the level of demand in the Company's end-use markets, production levels and management of production costs on the operating leverage and therefore profitability of the Company;

- the possibility that the expected synergies from acquisitions will not be realized or will not be realized within the expected time period, including achieving anticipated profitability to maintain compliance with the Company's leverage ratio debt covenant;

- the strategic benefits, outlook, performance and opportunities expected as a result of acquisitions and portfolio optimization;

- changes in tax laws, the interpretation of such laws and/or administrative practices, including acquisitions or divestitures, that would increase the Company's tax rate;

- violation of the Company's debt covenant if price and/or volumes return to previous levels of instability;

- downward pressure on the Company's common stock price and its impact on goodwill impairment evaluations;

- the possibility of a reduction of the Company's credit rating to non-investment grade; and

- other risk factors listed from time to time found in the Company's filings with the SEC.

Further, increased highway construction funding pressures resulting from either federal or state issues can affect profitability. If these negatively affect transportation budgets more than in the past, construction spending could be reduced. Cement is subject to cyclical supply and demand and price fluctuations.

The Company's principal business serves customers in construction markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds normally posted on public projects, together with lien rights on private projects, mitigate the risk of uncollectible receivables. The level of demand in the Company's end-use markets, production levels and the management of production costs will affect the operating leverage of the Building Materials business and, therefore, profitability. Production costs in the Building Materials business are also sensitive to energy and raw material prices, both directly and indirectly. Diesel fuel, natural gas, coal and other consumables change production costs directly through consumption or indirectly by increased energy-related input costs, such as steel, explosives, tires and conveyor belts. Fluctuating diesel fuel pricing also affects transportation costs, primarily through fuel surcharges in the Company's long-haul distribution network. The Magnesia Specialties business is sensitive to changes in domestic steel capacity utilization as well as the absolute price and fluctuation in the cost of natural gas.

Transportation in the Company's long-haul network, particularly the supply of railcars and locomotive power and condition of rail infrastructure to move trains, affects the Company's efficient transportation of aggregates products in certain markets, most notably Texas, Colorado, Florida, North Carolina and the Gulf Coast. In addition, availability of railcars and locomotives affects the Company's movement of essential dolomitic lime for magnesia chemicals to both the Company's plant in Manistee, Michigan, and its customers. The availability of trucks, drivers and railcars to transport the Company's product, particularly in markets experiencing high growth and increased demand, is also a risk and pressures the associated costs.

All of the Company's businesses are also subject to weather-related risks that can significantly affect production schedules and profitability. The first and fourth quarters are most adversely affected by winter weather. Hurricane and cyclone activity in the Atlantic Ocean, Pacific Ocean and Gulf Coast generally is most active during the second, third and fourth quarters.

Risks also include shipment declines resulting from economic events beyond the Company's control.

In addition to the foregoing, other factors that could cause actual results to differ materially from the forward-looking statements in this Annual Report include but are not limited to those listed above in Item 1, "Business – Competition," Item 1A, "Risk Factors," and "Note A: Accounting Policies" and "Note N: Commitments and Contingencies" of the "Notes to Financial Statements" of the audited consolidated financial statements included in this Form 10-K.

You should consider these forward-looking statements considering risk factors discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 and other filings made with the SEC. All of the Company's forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to the Company or that the Company considers immaterial could affect the accuracy of its forward-looking statements, or adversely affect or be material to the Company. All forward-looking statements are made as of the date of filing or publication and we assume no obligation to update any such forward-looking statements.



ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As discussed earlier, the Company's operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see *Business Environment* section included under Item 7 – MD&A of this Form 10-K).

Management has considered the current economic environment and its potential impact to the Company's business. Demand for aggregates products, particularly in the infrastructure construction market, is affected by federal, state and local budget and deficit issues. Further, delays or cancellations of capital projects in the nonresidential and residential construction markets could occur if companies and consumers are unable to obtain affordable financing for construction projects or if consumer confidence is eroded by economic uncertainty.

Demand in the nonresidential and residential construction markets, which combined accounted for 59% of the Company's 2023 aggregates shipments, is affected by interest rates. During 2023, the Federal Reserve raised the target federal funds rate 100 basis points.

Aside from these inherent risks from within its operations, the Company's earnings are also affected by changes in short-term interest rates and changes in enacted tax laws.

Variable-Rate Borrowing Facilities

At December 31, 2023, the Company had an $800.0 million Revolving Facility and a $400.0 million Trade Receivable Facility. Borrowings under these facilities bear interest at a variable interest rate. As of December 31, 2023, the Company did not have any outstanding variable-rate debt. However, any future borrowings under the credit facilities or outstanding variable-rate debt are exposed to interest rate risk.

Pension Expense

The Company's results of operations are affected by its pension expense. Assumptions that affect pension expense include the discount rate and, for the qualified defined benefit pension plan only, the expected long-term rate of return on pension assets. Therefore, the Company has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Company's annual pension expense and accrued pension obligation is discussed in the *Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions* section included under Item 7 – MD&A of this Form 10-K.

Income Tax

Any changes in enacted tax laws, rules or regulatory or judicial interpretation, or any change in the pronouncements relating to accounting for income taxes, could materially impact the Company's effective tax rate, tax payments, financial condition and results of operations.

Energy Costs

Energy costs, including diesel fuel, natural gas, electricity, coal, petroleum coke and liquid asphalt, represent significant production costs of the Company. The Company may be unable to pass along increases in the costs of energy to customers in the form of price increases for the Company's products. The cement product line and Magnesia Specialties business each have varying fixed-price agreements for a portion of their future energy requirements. A hypothetical 10% change in the Company's energy prices in 2024 as compared with 2023, assuming constant volumes, would change 2024 energy expense by $40.5 million.

Commodity Risk

Cement is a commodity and competition is based principally on price, which is highly sensitive to changes in supply and demand. Prices are often subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond the Company's control. Increases in the production capacity of industry participants or increases in cement imports tend to create an oversupply of such products leading to an imbalance between supply and demand, which can have a negative impact on product prices. There can be no assurance that product prices will not decline in the future or that such declines will not have a material adverse effect on the Company's business, financial condition and results of operations. Using full-year 2023 cement revenues of $725.5 million as a baseline, a hypothetical 10% change in average selling price of the cement product line would impact full-year cement product line revenues by $72.6 million.



Cement is a key raw material in the production of ready mixed concrete. The Company may be unable to pass along increases in the costs of cement and raw materials to customers in the form of price increases for the Company's products. A hypothetical 10% change in cement costs in 2024 compared with 2023, assuming constant volumes, would change the ready mixed concrete product line cost of sales by $29.2 million. While increases in cement pricing may negatively impact the profitability of the Company's ready mixed concrete operations, the cement business would benefit, although the positive impact may not reflect a direct correlation to the impact to the ready mixed concrete business.



The following graph and accompanying table compare the five-year cumulative total return from December 31, 2018 to December 31, 2023 for (a) the Company's common stock, (b) the Standard & Poor's 500 Index, and (c) the Standard & Poor's 500 Materials Index.



COMPARISON OF CUMULATIVE TOTAL RETURN [1]
MARTIN MARIETTA, S&P 500 AND S&P 500 MATERIALS

CUMULATIVE TOTAL RETURN [1]
(as of December 31)

	2018	2019	2020	2021	2022	2023
Martin Marietta	$100.00	$164.17	$168.43	$262.95	$203.17	$301.94
S&P 500 Index	$100.00	$131.49	$155.68	$200.37	$164.08	$207.21
S&P 500 Materials Index	$100.00	$124.58	$150.40	$191.44	$167.96	$189.03

[1]Assumes that the initial investment in the Company's common stock and each index was $100, with quarterly reinvestment of dividends.



ADDITIONAL NON-GAAP RECONCILIATIONS

The net leverage ratio at December 31, 2023 for the trailing-twelve months consolidated Adjusted EBITDA is a non-GAAP measure. Management uses this ratio to assess its capacity for additional borrowings. The calculation below is not intended to be a substitute for the Company's leverage covenant under the Credit Agreement.

(dollars in millions)	Twelve-Month Period January 1, 2023 to December 31, 2023	
Net earnings from continuing operations attributable to Martin Marietta	$	1,199.8
Add back:		
Interest expense, net of interest income		118.6
Income tax expense for controlling interests		292.3
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates		504.8
Acquisition, divestiture and integration expenses		12.2
Consolidated Adjusted EBITDA	$	2,127.7
Consolidated debt at December 31, 2023	$	4,345.2
Less: Unrestricted cash at December 31, 2023		(1,271.8)
Consolidated net debt at December 31, 2023	$	3,073.4
Leverage ratio at December 31, 2023, for the trailing-twelve months consolidated Adjusted EBITDA		1.44 times

The Adjusted EBITDA margin at December 31, 2023 and 2022 is a non-GAAP measure. Management uses this measure to evaluate the Company's operating performance period to period.

years ended December 31 (in millions)		2023		2022
Consolidated Adjusted EBITDA[1]	**$**	**2,127.7**	$	1,600.3
Total revenues		**6,777.2**		6,160.7
Adjusted EBITDA margin		**31.4%**		26.0%

[1]The reconciliation of net earnings from continuing operations attributable to Martin Marietta to consolidated Adjusted EBITDA is shown in the Financial Overview section of Management's Discussion and Analysis of Financial Condition and Results of Operations.



Organizational Structure
(as of December 31, 2023)



West Group

East Group

Nova Scotia, Canada

Grand Bahama Island

♦ Corporate Headquarters
   (Raleigh, North Carolina)

● Magnesia Specialties Manufacturing Facilities

Corporate Officers

C. Howard Nye
Chairman, President and Chief Executive Officer

Roselyn R. Bar
Executive Vice President, General Counsel and
   Corporate Secretary

James A. J. Nickolas
Executive Vice President, Chief Financial Officer

Kelly G. Bennett
Senior Vice President, Chief Human Resource Officer

Oliver W. Brooks
Senior Vice President, Enterprise Excellence

Robert J. Cardin
Senior Vice President, Controller and
   Chief Accounting Officer

Michael J. Petro
Senior Vice President, Strategy and Development





C. Howard Nye
Chair of the Board, President and Chief Executive Officer
Martin Marietta

Mr. Nye has served as Chair of the Board of Martin Marietta since 2014, as President since 2006 and as Chief Executive Officer and a Director since 2010. Mr. Nye previously served as Chief Operating Officer from 2006 to 2009. Prior to joining Martin Marietta in 2006, Mr. Nye spent nearly 13 years in a series of increasingly responsible positions with Hanson PLC, including as Executive Vice President of its North American building materials business.

Since 2018, Mr. Nye has been a member of the Board of Directors of General Dynamics Corporation (NYSE: GD), a global aerospace and defense company. From 2015 to 2018, Mr. Nye was also an independent director for Cree, Inc. (NASDAQ: CREE), an American manufacturer and marketer of lighting-class lighting products and semiconductors. Mr. Nye has been recognized by *Forbes* magazine as one of America's Most Innovative Leaders; he was previously recognized by both *Aggregates Manager* and *Pit & Quarry* magazines, as Aggman of the Year and a Hall of Fame inductee, respectively.

In addition to his educational, professional, executive and related roles, Mr. Nye is a past Chairman of the Board of each of the National Stone, Sand & Gravel Association (NSSGA), the American Road Transportation Builders Association (ARTBA) and the North Carolina Chamber. Mr. Nye is also a member of the Board of Directors and the Executive Committee of the United States Chamber of Commerce, the world's largest business organization. Mr. Nye has also served on numerous other state, local and/or philanthropic organizations including on the boards of directors of the UNC Health System and the Research Triangle Foundation and on the Board of Governors of RTI International.

Mr. Nye received a Bachelor's degree from Duke University and a Law degree from Wake Forest University.



Dorothy M. Ables
Former Chief Administrative Officer
Spectra Energy Corp.

Ms. Ables has been a Director since 2018. Ms. Ables held a number of executive positions with Spectra Energy and predecessor companies, including serving from 2008 to 2017 as the Chief Administrative Officer of Spectra Energy Corp., where she was responsible for human resources, information technology, support services, community relations and audit services. Prior to that, Ms. Ables served as Vice President of Audit Services and Chief Ethics and Compliance Officer for Spectra Energy, Vice President and Chief Compliance Officer for Duke Energy Corporation and Senior Vice President and Chief Financial Officer for Duke Energy Gas Transmission. Spectra Energy was a Fortune 500 Company and one of North America's leading pipeline and midstream companies prior to its acquisition by Enbridge in 2017 (NYSE: ENB). Ms. Ables started her career in the audit department of Peat, Marwick, Mitchell & Co.

Ms. Ables serves as Chair of the Audit Committee and a member of the Governance and Social Responsibility Committee of Coterra Energy (NSE: CTRA), an independent oil and gas company, which is the result of the merger of Cabot Oil & Gas Corporation (NYSE: COG) and Cimerex Energy Co. in October 2021. Ms. Ables served as an Independent Director of Cabot, an independent oil and gas company, where she was chair of the Audit Committee from 2019 to 2021 and a member of the Compensation Committee from 2015 to 2021. Ms. Ables served as a Director of Spectra Energy Partners, an affiliate of Spectra Energy Corp., from 2013 to 2017.

Ms. Ables attended the University of Texas at Austin where she earned a Bachelor of Business Administration degree in Accounting.



Sue W. Cole
Managing Partner
SAGE Leadership & Strategy, LLC

Ms. Cole has been a Director since 2002 and is currently the managing partner of SAGE Leadership & Strategy, LLC, an advisory firm for businesses, organizations and individuals relating to strategy, governance and leadership development.

Ms. Cole was previously a principal of Granville Capital Inc., a registered investment advisor, from 2006 to 2011. Before that, Ms. Cole served as Regional Chief Executive Officer of the Mid-Atlantic Region of U.S. Trust Company, N.A., from 2003 to 2006, and as Chief Executive Officer of U.S. Trust Company of North Carolina and its predecessor, North Carolina Trust Company.

Ms. Cole has previously served on the public-company board of UNIFI, Inc. (NYSE: UFI), one of the world's largest producers and processors of textured yarns. Ms. Cole has also been active in community and charitable organizations, including previously serving as Chairman of the North Carolina Chamber of Commerce, the North Carolina Biotech Center and the Greensboro Science Center. She is currently Chair of the National Association of Corporate Directors.

Ms. Cole attended the University of North Carolina at Greensboro where she earned a Bachelor of Science degree in Business Administration and a Master of Business Administration in Finance.





Anthony R. Foxx

Former Chief Policy Officer and Advisor to the President and Chief Executive Officer

Lyft

Mr. Foxx has been a Director since 2020. Mr. Foxx advises AutoTech Ventures, LLC, a Silicon Valley venture capital firm that focuses on surface transportation technology, and Hyperloop One, a new transportation technology inspired by Elon Musk and Tullco Investors. Mr. Foxx also serves on the Board of Directors of The Volcker Alliance and is a Senior Fellow at the Harvard University Kennedy School's Belfer Center for Science and International Affairs and a Distinguished Executive in Residence at Carnegie Mellon University. Mr. Foxx served from October 2018 to January 2022 as chief policy officer and advisor to the president and chief executive officer of Lyft.

Prior to joining Lyft, Mr. Foxx served as the seventeenth United States Secretary of Transportation from 2013 to 2017. Under Mr. Foxx's leadership, the Department of Transportation (DOT) established a first-ever policy framework for the safe integration of self-driving vehicles and leveraged $350 million in public and private funding to demonstrate how smart technology can change cities and local communities.

Mr. Foxx developed the Obama Administration's first surface transportation bill and worked on a bipartisan basis to get its congressional incarnation, the Fixing America's Surface Transportation Act, passed. He launched the DOT's first, and the Administration's most successful, Smart City Challenge, engaging more than 70 cities to develop their own strategies to incorporate new technologies into their transportation networks.

Previously, Mr. Foxx served as the mayor of Charlotte, North Carolina, from 2009 to 2013. First elected to the Charlotte City Council in 2005, upon his 2009 mayoral victory he became the youngest mayor in Charlotte's history and its second African-American mayor.

Mr. Foxx is also an independent director and member of the Audit Committee and Nominating and Governance Committee of CDW Corporation (NASDAQ: CDW), a leading multi-brand technology solutions provider to business, government, education, and healthcare customers, and NXP Semiconductors (NASDAQ: NXPI), a world leader in secure connectivity solutions for embedded applications.

Mr. Foxx received an undergraduate degree from Davidson College and a law degree from New York University.



John J. Koraleski

Lead Independent Director

Martin Marietta

Former Chairman of the Board, President and Chief Executive Officer

Union Pacific

Mr. Koraleski has been a Director since 2016. Mr. Koraleski served from February 2015 through his retirement in September 2015 as executive Chairman of the Board of the Union Pacific Corporation (UP), which through its subsidiaries operates North America's premier railroad franchise, covering 23 states across the western two-thirds of the United States. Prior to that, Mr. Koraleski was named President and Chief Executive Officer of the UP in 2012, elected as a Director of the UP in 2012 and appointed Chairman of the Board in 2014. Since joining the Union Pacific (Railroad) in 1972, Mr. Koraleski held a number of executive positions in the UP and the Railroad, including, Executive Vice President – Marketing and Sales from 1999 to 2012, Executive Vice President – Finance and Information Technology, Chief Financial Officer and Controller.

Mr. Koraleski served as the Chairman of The Bridges Investment Fund, Inc., a general equity fund whose primary investment objective is to seek long-term capital appreciation, from 2005 to 2012 and is a past Chairman of the Association of American Railroads.

Mr. Koraleski earned a Bachelor's degree and a Master's degree in Business Administration from the University of Nebraska at Omaha.





Laree E. Perez

Investment Consultant

DeRoy & Devereaux

Ms. Perez has been a Director since 2004 and is an investment consultant with DeRoy & Devereaux, an independent investment adviser, where she has provided client consulting services since 2015. Ms. Perez was previously Owner and Managing Partner of The Medallion Company, LLC, a consulting firm, from 2003 to 2015.

From 1996 until 2002, Ms. Perez was Vice President of Loomis, Sayles & Company, L.P. Ms. Perez was co-founder of Medallion Investment Company, Inc. and served as President and Chief Executive Officer from 1991 until it was acquired by Loomis Sayles in 1996.

Ms. Perez was previously a Director of GenOn Energy, Inc., a large power producer in the United States, where she was Chair of its Audit Committee and a member of its Risk and Finance Oversight Committee. In addition to civic and charitable organizations, Ms. Perez recently served as Vice Chairman of the Board of Regents at Baylor University and previously served on the Board of Trustees at New Mexico State University, where she was also Chairman of the Board.

Ms. Perez earned a Bachelor's degree from Baylor University in Finance and Economics.



Thomas H. Pike

President and Chief Executive Officer

Clinical Development at Fortrea

Mr. Pike has been a Director since 2019. Mr. Pike is Chairman and CEO of Fortrea (Nasdaq: FTRE). He has served in this position since Fortrea's launch as an independent company in July 2023. Mr. Pike joined the organization as President and CEO in January 2023 during Fortrea's spinoff from its parent company, Labcorp (NYSE: LH).

Mr. Pike has more than 30 years of global leadership, strategy and operations experience spanning a variety of industries. Mr. Pike was most recently CEO and a member of the Board of Directors of Quintiles Transnational Holdings, Inc. (NYSE: Q), a leading fully integrated biopharmaceutical services company offering clinical, commercial and consulting solutions worldwide, before its merger with IMS Health (NYSE: IQV) in 2016 to create IQVIA. Mr. Pike led Quintiles through a successful public offering and helped it grow into a Fortune 500

company. Under Mr. Pike's leadership, Quintiles was named one of the world's Most Ethical Companies in 2016. Mr. Pike retired in 2016 after Quintiles' merger with IMS Health.

Prior to Quintiles, Mr. Pike spent 22 years at Accenture (NYSE: ACN), a leading global professional services company, providing a broad range of services and solutions in strategy, consulting, digital, technology and operations, until 2009. At Accenture, Mr. Pike's roles included serving as Chief Risk Officer and Managing Director of the North America Health and Products business areas. Prior to that, Mr. Pike was the global Chief Operating Officer for Accenture's Resources operating group and had also served as Accenture's Chief Strategy Officer.

Since leaving Accenture in 2009 and until joining Quintiles in 2012, Mr. Pike was involved with a number of start-ups in the technology and healthcare sectors. Early in his career, Mr. Pike was a consultant at McKinsey & Company.

Mr. Pike earned his Bachelor of Science degree in accounting from the University of Delaware.



Michael J. Quillen

Former Chairman and Chief Executive Officer

Alpha Natural Resources, Inc.

Mr. Quillen has been a Director since 2008. Mr. Quillen served as Chairman of the Board of Directors and President of Alpha Natural Resources, Inc. (NYSE: ANR), an Appalachian coal supplier, from 2006 to 2009, as Chief Executive Officer from 2004 to 2009, and non-Executive Chairman through May 2012.

Mr. Quillen also serves as an independent director of Alpha Metallurgical Resources, Inc. (NYSE: AMR), a leading coal supplier with underground and surface coal mining complexes across Northern and Central Appalachia. Mr. Quillen has also served as Chairman (Rector) of the Board of Visitors of Virginia Polytechnic Institute and State University from 2012 to 2018. Mr. Quillen was Chairman of the Audit and Finance Committee of Virginia Polytechnic Institute and State University from 2010 to 2012. Mr. Quillen also served on the Virginia Port Authority from 2003 to 2012 and as Chairman from 2011 to 2012. Mr. Quillen currently serves as Chairman of the Southwest Virginia Energy Authority, created by the Virginia General Assembly to review and promote the development of alternate energy sources.

Mr. Quillen attended Virginia Polytechnic Institute and State University, earning both a Bachelor's degree and a Master's degree in Civil Engineering.





Donald W. Slager

Former President and Chief Executive Officer

Republic Services, Inc.

Mr. Slager has been a Director since 2016. Mr. Slager served from 2011 through his retirement in 2021 as the President and Chief Executive Officer of Republic Services, Inc., a service provider in the non-hazardous solid waste industry. Prior to this, Mr. Slager served as President and Chief Operating Officer. Mr. Slager also served as a Director of Republic Services from 2010 through his retirement.

Previously, Mr. Slager served as President and Chief Operating Officer for Allied Waste Industries, Inc., from 2005 to 2008, prior to its merger with Republic Services.

Mr. Slager previously served as a Director of UTi Worldwide Inc. from 2009 until its sale in 2016 to DSV A/S. UTi was a NASDAQ-listed international supply chain services and solutions company providing air and ocean freight forwarding, contract logistics, customs brokerage, distribution, inbound logistics, truckload brokerage and other supply chain management services. Mr. Slager served as Chair of UTi's Nominating and Corporate Governance Committee and a member of its Compensation Committee. Mr. Slager also serves as a director on the Board for Phoenix Children's Hospital.

Mr. Slager has completed the Northwestern University Kellogg School Advanced Executive Program and holds a certificate from the Stanford University Board Consortium Development Program.



David C. Wajsgras

Chief Executive Officer

Intelsat

Mr. Wajsgras has been a director since 2020. Mr. Wajsgras is Chief Executive Officer of Intelsat, the foundational architects of satellite communications technology with a globalized network of integrated satellite and terrestrial communications, delivering critical broadband connectivity and media content distribution that impacts and transforms businesses and communities in more than 200 countries. He previously served as president of the Intelligence, Information and Services business of the former Raytheon Company, now part of Raytheon Technologies Corporation, a major U.S. aerospace and defense company that provides advanced systems and services for commercial, military and government customers worldwide. Mr. Wajsgras held that position from 2015 until the merger between Raytheon Corp. and United Technologies Corp. in 2020. Previously, Mr. Wajsgras served as Raytheon's senior vice president and chief financial officer from 2006 to 2015. Before joining Raytheon, Mr. Wajsgras was executive vice president and CFO of Lear Corporation, an American automotive manufacturing company. Prior to joining Lear, Mr. Wajsgras was corporate controller for Engelhard Corporation, a former American Fortune 500 company that supplied catalysts. He also held numerous financial management positions with Honeywell International, Inc., an American multinational conglomerate company. Mr. Wajsgras served as the chair of the board for Raytheon Australia.

Mr. Wajsgras is also an independent director and member of the Audit Committee and Compensation Committee at Parsons Corporation (NYSE: PSN), a digitally enabled solutions provider focused on the defense, intelligence, and critical infrastructure markets. Mr. Wajsgras also serves on the Center for a New American Security Advisory Board; the Intelligence and National Security Alliance Board of Directors; and is a member of the Massachusetts Cybersecurity Strategy Council. In 2019, WashingtonExec named Mr. Wajsgras to its top 25 list of executives and recognized him as its Intelligence Industry Executive of the Year. Mr. Wajsgras has appeared on Executive Mosaic's annual Wash 100 list of influential leaders in the government contracting arena and was named Federal Computer Week's prestigious Industry Eagle Award winner in 2018 for his pivotal role in the U.S. government Information Technology community. In 2012, Mr. Wajsgras was named one of the *Wall Street Journal's* 25 Best CFOs among the larger companies in the Standard & Poor's 500 Index.

Mr. Wajsgras earned his Bachelor's degree in accounting from the University of Maryland and a Master's degree in Business Administration from American University.

Board Committees

AUDIT COMMITTEE
David C. Wajsgras, *Chair*
Dorothy M. Ables | John J. Koraleski | Laree E. Perez

ETHICS, ENVIRONMENT, SAFETY AND HEALTH COMMITTEE
Dorothy M. Ables, *Chair*
Sue W. Cole | Anthony R. Foxx

EXECUTIVE COMMITTEE
C. Howard Nye, *Chair*
John J. Koraleski | Michael J. Quillen

FINANCE COMMITTEE
Michael J. Quillen, *Chair*
Anthony R. Foxx | Thomas H. Pike | Donald W. Slager

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE
John J. Koraleski, *Chair*
Thomas H. Pike | Michael J. Quillen | David C. Wajsgras

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Donald W. Slager, *Chair*
Sue W. Cole | Laree E. Perez



NOTICE OF PROXY

A formal notice of the Annual Meeting of Shareholders together with a proxy statement, will be mailed to each shareholder approximately four weeks prior to the meeting. Proxies will be requested by the Board of Directors in connection with the meeting.

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain, with charge, a copy of Martin Marietta's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2023, by writing to:

Martin Marietta
Attention: Corporate Secretary
4123 Parklake Avenue
Raleigh, North Carolina 27612

REGISTERED SHAREHOLDER CONTACT INFORMATION

American Stock Transfer & Trust Company, LLC
Shareholder Services Department
6201 15th Avenue
Brooklyn, NY 11219

Toll Free: (800) 937-5449
Local & International: (718) 921-8124
Email: help@astfinancial.com
Website: www.astfinancial.com

Inquiries regarding your account records, issuance of stock certificates, distribution of dividends and IRS Form 1099 should be directed to American Stock Transfer & Trust Company, LLC.

COMMON STOCK

Listed: New York Stock Exchange
Stock Symbol: MLM

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
4208 Six Forks Road, #1200
Raleigh, North Carolina 27609

CORPORATE HEADQUARTERS

4123 Parklake Avenue
Raleigh, North Carolina 27612
Telephone: (919) 781-4550

INVESTOR RELATIONS

Martin Marietta press releases and filings with the Securities and Exchange Commission can be accessed via the Company's website.

Telephone: (919) 510-4736
Web site: **ir.martinmarietta.com**

CORPORATE CODE OF ETHICS

Martin Marietta's Code of Ethical Business Conduct booklet is posted on the Company's website, **www.martinmarietta.com**.





Martin Marietta
4123 Parklake Avenue
Raleigh, NC 27612
(919) 781-4550

www.martinmarietta.com
NYSE Stock Symbol: MLM